Form 10KSB, Exhibit 13
period 1999-03-31
COMMUNITY FINANCIAL CORP /DE/
filed 1999-06-29
CIK 850606

1999 Annual Report










Community Financial Corporation [LOGO]

Community Financial Corporation [LOGO]

NASDAQ Symbol - CFFC

MAIN OFFICE:

38 North Central Avenue
Staunton, Virginia 24401540-886-0796
Fax: 540-885-0643
E-mail: cbnk@cbnk.com
Web address: cbnk.com

EXECUTIVE AND ADMINISTRATIVE OFFICES:
38 North Central Avenue
Staunton, VA 24401


RETAIL BANKING OFFICES:
STAUNTON, VA
Main Office
38 N. Central Avenue
540-886-0796

RICHMOND ROAD BRANCH
101 Community Way
540-886-5816

WAYNESBORO, VA
2934 West Main Street
540-943-5000

STUARTS DRAFT, VA
Rt. 340 & 608
540-337-1514

HAMPTON ROADS REGION:
Virginia Beach, VA
Regional Main Office
621 Nevan Road
757-491-8810

KEMPS RIVER BRANCH
5300 Kemps River Dr.
Suite 100
757-424-5600

COMMUNITY FIRST MORTGAGE CORPORATION:
Main Office
9201 Arboretum Pkwy, Suite 210
Richmond, VA 23236
804-330-9800

WAYNESBORO
2934 West Main Street
540-942-6223

VIRGINIA BEACH
621 Nevan Road, 2nd Floor
757-491-0743

          1    Selected Consolidated Financial Data

          2    Letter to Stockholders

          3    Board of Directors

          9    Management's Discussion

         17    Report of Independent Certified
               Public Accountants

         18    Consolidated Financial Statements

         39    Stockholder Information

COMMUNITY                  Patricia J. Lane           Stephanie D. Wimer
BANK EMPLOYEES             Teresa M. Layne            Thomas W. Winfree
                           Robin C. Lindsay           Barbara M. Wood
Dorothy A. Bain            Debra C. Lynch             John L. Woods
Kimberly A. Baker          Marcie L. Mader            Paula F. Wymer
Kristie J. Berry           Virginia M. McCormack
Diana D. Bosley            Hugh J. McMenamin          COMMUNITY
Judy B. Botkin             John D. Meade, III         FIRST MORTGAGE
Ellen H. Boyd              Emilie J. Mehrtens         EMPLOYEES
Judith A. Brown            Peggy R. Miller
Deborah M. Burnett         Lyle A. Moffett            June H. Bethea
Patricia A. Butler         Lovetta L. Moore           Gayle E. Blachura
Dianne F. Campbell         Rosalie J. Moster          Kerri L. Bliss
Martha B. Chandler         Judy M. Moyer              L. Anthony Bottoms, III
Patsy D. Clem              Angel Negron, Jr.          Lorey E. Bowles
Michelle R. Coffey         Jane P. Orem               Debra D. Clendenin
Neva F. Collins            Catherine S. Pauly         Lisa S. Collins
B. Clyde Dalton            Janet R. Redifer           Mary R. Davis
Charlott C.  Dean          P. Douglas Richard         Steven E. Davis
Kay T. Dean                Pamela A. Ritchie          Michael G. Dolliver
Grace S. Dick              Kimberly R. Roberson       Karina P. Green
Maria E. Dimapelis         Ramona W. Savidge          W. Carol Harris
Renee A. Fangman           Amelia D. Shull            Bobbie J. Heath
Danny R. Fields            Lynn P. Sisson             Clayton J. Hicks
Ariel H. Fix               Norman C. Smiley, III      Mary Huneycutt
James N. Fordham           Hope A. Smith              Lisa A. Kurtz
Candace N. Gay             Regina E. Smith            Julie A. Miller
R. Jerry Giles             Kimberly M. St. Clair      Lisa C. Owen
Jacelyn P. Hailstalk       Susan F. Swisher           Sandra W. Redd
Robert M. Hoffman          Linda H. Turner            Kimberly L. Schubmehl
Heather A. Hobden          Glenn A. Vanlear           Carol J. Seay
Shirley J. Holbrook        Jeffrey S. Wagner          Marianne B. Stout
Lisa M. Hovland            Thomas R. Wagner           Kristen C. Talley
Carolyn H. Howell          Benny N. Werner            Becky H. Tinsley
Martha M. Kelley           Connie West-Williams       Kaylyn D. Vaccari
Chris P. Kyriakides        Kathy H. Willis            Ronald M. Voll
Lisa A. LaMay              Edith F. Wimer             C. Harril Whitehurst, Jr.

Selected Consolidated Financial Data

                                                                                At March 31
                                                                                -----------
                                                      1999         1998          1997        1996          1995
                                                      ----         ----          ----        ----          ----
                                                                              (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
Total assets                                        $200,810     $183,894     $167,707     $159,793     $150,433
Loans receivable, net                                171,414      162,471      148,905      141,739      134,516
Investment securities & other earning assets(1)       17,020        8,976        9,865       10,319        8,210
Real estate owned, net                                   352          303          173          123          350
Deposits                                             153,015      138,164      116,595      109,501      105,014
Advances and other borrowed money                     19,000       18,000       26,000       27,000       25,000
Stockholders' equity                                  26,384       25,515       23,337       21,900       19,552


                                                                             Year Ended March 31
                                                                             -------------------
                                                      1999         1998          1997        1996          1995
                                                      ----         ----          ----        ----          ----
                                                                              (In Thousands)
SELECTED OPERATIONS DATA:
Total interest income                               $ 14,258     $ 13,949     $ 12,778     $ 12,388     $ 10,168
Total interest expense                                 7,332        7,316        6,536        6,516        4,963
                                                    --------     --------     --------     --------     --------
Net interest income 6,926                              6,633        6,242        5,872        5,205
Provision for loan losses                                360          498          180          307          109
                                                    --------     --------     --------     --------     --------
Net interest income after provision
  for loan losses                                      6,566        6,135        6,062        5,565        5,096
Service charges and fees on loans                      1,328          757          510          431          365
Other noninterest income(2)                            1,310            9            9           25           34
Noninterest expenses                                   6,028        4,017        3,806        2,809        2,640
Income before income taxes                             3,176        2,884        2,775        3,212        2,855
Income taxes                                           1,328        1,079        1,040        1,200        1,084
Net income                                          $  1,848     $  1,805     $  1,735     $  2,012     $  1,771


                                                                    At or for the Year Ended March 31
                                                                    ---------------------------------
                                                      1999         1998          1997        1996          1995
                                                      ----         ----          ----        ----          ----
                                                                              (In Thousands)
OTHER DATA:
Interest-earning assets to
  interest-bearing liabilities                        111.43%      111.47%      112.70%      111.40%      112.02%
Average interest rate spread during year                3.45         3.42         3.49         3.42         3.38
Non-performing assets to total assets                    .76          .51          .40          .50          .23
Return on assets (ratio of net
  income to average total assets)                        .96         1.03         1.06         1.28         1.22
Return on equity (ratio of net
  income to average equity)                             7.12         7.39         7.67         9.71         9.49
Equity-to-assets ratio (ratio of
  average equity to average assets)                    13.52        13.89        13.81        13.23        12.77


PER SHARE DATA:
Net income - diluted                                $    .71     $   0.70     $    .68     $    .80     $   0.72
Book value                                             10.26         9.97         9.15         8.63         7.87
Dividend                                                 .31          .28          .27          .21          .18
Dividend payout ratio                                  43.11%       39.60%       38.69%       26.30%       24.65%
Number of full-service offices                             5            4            4            3            3


(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.

(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items. Other income for fiscal 1999 includes gain on sale of available for sale securities of $1,225,000.

(3) Includes a special one-time assessment of approximately $671,000 to capitalize the SAIF insurance fund. Letter to Stockholders Dear Fellow Stockholders,

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

      From modest beginnings over 70 years ago, Community Bank has grown into one of the premier financial institutions in Virginia. During fiscal 1999, Community Financial experienced significant growth and change. Last year, we told you of the start-up of our mortgage banking subsidiary and the newly formed regional presence in the Hampton Roads area of Virginia. We continue to be optimistic regarding the success of these two major additions. In late 1998, Management and the Board of Directors decided to further expand the mortgage company. The decision to incorporate within Community First Mortgage Corporation a multi-faceted wholesale operation has already begun to prove to be a wise decision as its success is beginning to reap rewards.

      In fiscal 1999, total assets of the corporation increased to $200.8 million, representing a 9% growth; total deposits increased to $153.0 million, representing an 11% growth; and total loans increased by 6% to $171.4 million. Net income for the fiscal year was $1,848,000, a 2% increase over the prior period.

      Despite record volume of $63.0 million in new originations of portfolio loans, a net increase of only $8.9 million in our loan portfolio occurred. This reflected a record year in payoffs of adjustable rate loans. Many of our borrowers chose to refinance their loans from adjustable rate to fixed rate loans taking advantage of the low fixed rate environment our economy has been experiencing for many months. In addition to the above volume of loan originations, our loan department at the bank originated $24.0 million in fixed rate loans over and above those originated by our mortgage company. These loans were sold directly into the secondary mortgage market.

      The fiscal year ended March 31, 1999 resulted in a slight increase in earnings over the last year, but there were many factors that affected the corporation's profitability. During the year, the corporation utilized the sale of securities to offset a substantial increase in operating expenses, which increased by approximately $2 million from the fiscal year ended March 31, 1998. The primary factors contributing to the increased levels of expenses were: increased cost associated with the start-up expenses of the mortgage company, conversion to a new Year 2000 compliant computer system, the opening of a second branch office in Virginia Beach, and an additional location on Richmond Road in Staunton, which is scheduled to open in July of this year, as well as additional personnel costs. The Board of Directors and Management made the conscious decision over a year ago to expand and transition Community's products and services to that of a community commercial bank. When this strategy was formulated, it was also decided to finance the expansion through the sale of securities in order to avoid sacrificing short-term earnings.

      While the above significant investments have impacted earnings, our strategic plan for the future shows that we will begin to improve and realize our goal of leveraging our relatively high capital position. Our employees continue to be excited and dedicated toward ensuring that our strategy is successfully carried out.

      We believe that we have been successful in putting into place the infrastructure and resources to enhance long term value for our shareholders. With an expected slowdown in payoffs of loans, and increased profitability from the HamptonRoads region, as well as expected profitability from the mortgage banking subsidiary, we will begin to see the results of our long-term strategic plan taking hold.

      Another major accomplishment this year was the conversion of our computer systems. This is indeed a major task for a financial institution that, by its very nature, is very dependent on technology and its capabilities. As mentioned above, our computer conversion required a significant investment. This investment should begin to pay off soon by providing us with the capabilities to compete more favorably in the ever-changing technologically advanced environment in which we do business. We are greatly indebted to each and every employee of the bank for his or her extreme extra effort put forth prior to, during, and after the computer conversion.

      In addition to increased efficiency, a major impetus for the computer conversion was to make sure that a most important aspect of Year 2000 compliance was dealt with with certainty. The Year 2000 issue is that of computer programs and components using a two-digit format, as opposed to four digits, to indicate the year. Unless fixed or changed, those computer systems may not be able to

[PICTURE OF JAMES R. COOKE, JR. AND THOMAS W. WINFREE] read dates beyond 1999. Our new Windows-based computer system was created relatively recently (during the 1990s) and has always had four digits written into its software programs.

      The Year 2000 issue does not stop with just our in-house computer systems. It spreads to almost every aspect of our business and is not limited to a particular industry or field. Community's approach to the Year 2000 problem has five phases: inventory of areas potentially affected, assessment to identify problems, remediation to fix those problems identified, full testing of fixed systems applications, and contingency planning in case something, over which we have no control, was to fail. We feel that we have taken the reasonable and necessary measures to reduce to a minimum the exposure to the Bank resulting from potential problems in the Year 2000. While we do not anticipate problems, there still could be an element of risk to our operations. We are in regular contact with our regulators, who are acutely aware of our efforts, and those of other financial institutions, to mitigate the potential for Year 2000 problems. We have continually sought guidance from our regulators, as well as other professionals associated with the Bank. We will continue to pay strict attention to the Year 2000 issue until well after the change of the millennium.

      When all is said and done, and after we reflect back and review our accomplishments for the year, I would like to thank our people, our most valuable asset. Our employees, proudly listed on the inside front cover of this report, are part of our team of talented and dedicated people who possess the highest degrees of integrity. These wonderful individuals are ready, willing, and very much able to carry Community Financial and its subsidiaries through whatever challenges lay ahead. They will do so with great skill and ability as they ensure the continued success of your corporation.

      During this past year, "The Community Family" said goodbye upon the retirement of three of our most loved and respected long-time employees. On November 20, 1998, Shirley Lovegrove, with 24 years of service, retired from the position of Vice President of Operations. On the same date, our Corporate Secretary, Sarah Ralston, and Accounting Clerk, Louise Pilson, retired. Sarah had been with the Bank for 42 years and Louise had served for 28 years. These three individuals will be remembered by all of us who continue in their footsteps, having been inspired by their strong work ethic and dedication toward the ideals of success and making our bank the best community bank it can be. It is with great appreciation that we all wish these ladies the best the future can possibly bring for them in their retirement.

      As always, we invite each of our shareholders to continue to take advantage of the wide array of financial products and services we offer by bringing all of your business to us and by recommending us to your friends and neighbors. We thank you for your continued support.

Sincerely,


/s/ James R. Cooke, Jr.                      /s/ Thomas W. Winfree

James R. Cooke, Jr.                          Thomas W. Winfree
Chairman of the Board                        President & CEO

[BAR GRAPHS ON PAGE 3]:

[BAR GRAPH:  NET INCOME (DOLLARS IN THOUSANDS) YEAR ENDED MARCH 31

     1995      1,771
     1996      2,012
     1997      1,735
     1997*     2,151
     1998      1,805
     1999      1,848

*NET INCOME BEFORE ONE TIME ASSESSMENT TO RECAPITALIZE SAIF]


[BAR GRAPH: STOCKHOLDERS' EQUITY TO AVERAGE ASSETS (IN PERCENTAGES) YEAR ENDED MARCH 31

     1995      12.77
     1996      13.24
     1997      13.81
     1998      13.89
     1999      13.52
     1999*     10.63

*INDUSTRY AVERAGE AT 12/31/98]


[BAR GRAPH:  EARNINGS PER SHARE (IN DOLLARS) YEAR ENDED MARCH 31

     1995      0.72
     1996      0.80
     1997      0.68
     1997*     0.85
     1998      0.70
     1999      0.71

*EPS BEFORE ONE-TIME ASSESSMENT TO RECAPITALIZE SAIF]


[BAR GRAPH:  TOTAL ASSETS (DOLLARS IN THOUSANDS) YEAR ENDED MARCH 31

     1995      150,433
     1996      159,793
     1997      167,707
     1998      183,894
     1999      200,810]

[PICTURE OF THOMAS W. WINFREE, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

BOARD OF DIRECTORS

CHARLES F. ANDERSEN, M.D.
Dr. Andersen is an orthopedic surgeon in private practice in Waynesboro, Virginia.

JAMES R. COOKE, JR., D.D.S.
Dr. Cooke has been, for the past 30 years, a practicing dentist in Staunton, Virginia.

KENNETH L. ELMORE
Mr. Elmore is a partner of Elmore, Hupp & Company, a certified public accounting firm. Mr. Elmore has been a certified public accountant for over 30 years.

CHARLES W. FAIRCHILDS
Mr. Fairchilds has been the President of Allied Ready Mix in Waynesboro, Virginia since 1987.

JANE C. HICKOK
Mrs. Hickok was elected as Vice Chairman of the Board in October 1994. She had previously retired as President and Chief Executive Officer of Community Bank in October 1994 after serving since 1984. She retired as President and Chief Executive Officer of Community Financial Corporation in January 1995. Mrs. Hickok continued to serve as a director of Community Financial Corporation and Community Bank. Mrs. Hickok was elected as a director of Community Bank in 1983 and as a director of Community Financial in 1990 when it became the holding company of Community Bank. Dale C. Smith Mr. Smith is the General Manager and Chief Executive Officer of Augusta Cooperative-Farm Bureau, Inc., a farm supply and retail store.

THOMAS W. WINFREE
Mr. Winfree was elected as President and Chief Executive Officer of Community Financial and Community Bank in October 1995. Prior to joining Community Financial, Mr. Winfree was President and Chief Executive Officer of Jefferson Savings and Loan in Warrenton, Virginia.

[PICTURE:  Pictured (left to right):

front row
 .  Thomas W. Winfree
 .  James R. Cooke, Jr., D.D.S.
 .  Jane C. Hickok

back row
 .  Dale C. Smith
 .  Charles W. Fairchilds
 .  Charles F. Anderrsen, M.D.
 .  Kenneth L. Elmore

[PICTURES OF:

EXECUTIVE OFFICERS
Thomas W. Winfree
President and Chief Executive Officer

R. Jerry Giles
Chief Financial Officer, Vice President, Treasurer

Angel Negron, Jr.
Vice President - Business Banking

Lynn P. Sisson
Vice President - Branch Manager & Director of Consumer Services

Norman C. Smiley, III
Vice President - Lending

Patsy D. Clem
Controller

Benny N. Werner
Senior Vice President - Retail Banking

John D.  Meade, III
Senior Vice President - Lending and Credit Administration

P. Douglas Richard
Senior Vice President/Regional President

Chris P. Kyriakides
Vice President/Regional Executive Vice President

HAMPTON ROADS BOARD OF DIRECTORS

[PICTURE:]

Pictured (left to right):
front row
 .  Thomas W. Winfree
 .  P. Douglas Richard
 .  James R. Cooke, Jr.

back row
 .  Morgan N. Trimyer, Jr.
 .  Robert M. Thornton
 .  Berard Harrison
 .  William R. Waddell

Not pictured: Chris P. Kyriakides

WE'RE ONLY AS SUCCESSFUL AS OUR PEOPLE MAKE US

      A bank is made up of people, trained to give its customers the products and services they need. Providing that service requires special people, who are dedicated to doing it the right way. Every one of our professional and dedicated staff members places our customers and our community first.

      Because all of our customers are so important to us, we bend over backwards to see that they are given the best care. That means things like instead of weeks later. It means cutting the red tape down to a minimum. It means having the answers to our customers' questions, and solutions for their financial needs.

      But one person does not make a bank. In our case, it's a team of talented, trained, and highly motivated individuals with the right attitude for prompt, courteous service. Our people are committed to our customers for the long haul. And these customers stay with us as a result. In 1998 we had three staff members retire, with 94 years of combined service.

      It all starts at the top. When you walk into one of our offices, you're just as likely to bump into our President, Tom Winfree, as you are a Customer Service Representative. Our Directors come and go from our offices daily. It takes everyone pulling together to see that the Community Bank attitude comes through in everything that we do.

WITH THE RIGHT ATTITUDE, YOU CAN REALLY GO PLACES

      Community Bank is just what its name implies - a community bank. Which means that we're here to meet the financial needs of our friends and neighbors. We're not guided by out-of-state owners and managers. We're guided by our own instincts and the needs of our community. And our goal is to meet those needs as the best bank in town.

      To accomplish this goal requires total commitment from every member of our team, from the Chairman of the Board to the teller at your local branch. You'll find us in leadership roles throughout the community, and as sponsors for an endless array of our community's clubs, teams, programs, events and organizations. We have a vested interest in our community and we're here every day, showing that interest.

      Community Bank is determined to be a bank that demands attention for all the right reasons: the best attitude in town, and the service to match.

MISSION STATEMENT

      Community Bank is committed to offering high quality, safe consumer and business financial products to the communities we serve.

      It is our desire to meet the financial needs of our customers with integrity and pride to provide them with prompt, high quality service.

      We recognize that our employees are the key to our success. We will provide a stimulating and challenging work environment that encourages, develops and rewards excellence for each employee's positive responses and efforts.

      It shall be the purpose and mission of the bank to remain community-based, so as to best serve our customers, depositors, and friends as personally and efficiently as possible, consistent with the best interests of the shareholders. This allows us to initiate innovative ideas and services, promptly respond to customer needs, and maintain flexibility.

TECHNOLOGY IS ATTITUDE DRIVEN

      In 1998, we brought our complete computer operation in-house. We did this for two reasons. First, it increases our capabilities so we can give our customers the products and services they deserve. State-of-the-art technology allows us to begin venturing into the exciting new world of internet and electronic banking. Second, our new system ensures that the bank meets Y2K requirements and has a seamless transition into the new millennium.

      Special attention has been given to Year 2000 compliance and each new piece of hardware and software was thoroughly evaluated with the help of independent consultants with extensive banking and data processing experience. It is very important to us that we continue to give uninterrupted service to our customers, and we feel prepared to do so. Our new operating software system, upgraded processing hardware, contracts with service providers, and continual internal testing ensure that the Y2K rollover will be as smooth as possible. All of our employees are taking the extra steps necessary to ensure the safety and security of our customers assets.

      Though changes in our technology can take some adjustment, it is all part of becoming a first-rate bank of the twenty-first century. Providing new technologies is part of our commitment to our customers and stockholders.

BANKING ONLINE

      Technology continues to revolutionize our everyday lives and the banking industry. We realize we must continue to utilize technology, but it will not replace our culture of personal service. Community Bank debuted its web site on the Internet in 1997. We are able to give our customers and prospective customers the latest information about the products and services we offer from the convenience of their computer. Please visit our web site at: www.cbnk.com.

      For our customers' convenience, Community Bank offers applications for mortgage and consumer loans online.

TODAY'S ATTITUDE DETERMINES TOMORROW'S SUCCESS

      Times change. We here at Community Bank know we have to keep up or be left behind. Technological advancement moves at lightning speed. As our customers' needs change, we will be there to respond to those changes with the best of technology and the best of service.

      Our customers are on the move and they need more convenience to meet their needs. In 1998, we expanded our coverage in Virginia Beach with a second office on Nevan Road. This larger coverage area enables us to become even more convenient to our existing customers throughout the Tidewater area.

      In Staunton, 1999 will bring a second office on Richmond Road. This is our first office outside the downtown area. We're excited to be able to extend our services to a much broader portion of the market.

      To increase our mortgage capabilities and to reach more customers, we've established a new mortgage corporation, headquartered in Richmond. In 1998, that subsidiary opened new branch operations in Waynesboro and Virginia Beach, so that now our customers everywhere can enjoy these expanded capabilities. As we move into the new millennium, we will continue to broaden the coverage of this operation to meet the mortgage needs of a rapidly growing and changing market.

      In addition to our new mortgage capabilities, expect to see a much broader range of products and services as we work hard to keep abreast of our customers' changing needs. The bank continues to build its technology framework for many future services. We will also be expanding the services available to our business customers. And we continue to offer the proven products our customers request. Services like totally free checking, Kids Club and great rates, continue to be in high demand. We're refining our checking line-up with the addition of the Ultimate, Ultimate 50, and Ultimate 50 Plus accounts.

      Our attitude toward the future is definitely one of progress. But we realize that our progress and our success is in direct proportion to the success of our customers. That's why we are doing everything in our power to help make our customers successful today, so that we will all be successful in the new millennium.

KIDS' CLUB

      When your child opens a new savings account at Community Bank, we make a contribution to his/her future. Your child can choose a toy duck from our pond; the amount on the bottom of the duck will be credited to his/her new account. And your child keeps the duck and receives information about Community Bank, along with stickers, a pen and a pencil. Open to children age 12 and under.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

INTRODUCTION

      Community Financial Corporation is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial. References in this report to "we", "us" and "our" refer to Community Financial and/or Community Bank as the context requires.

      Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision, Department of the Treasury and the Federal Deposit Insurance Corporation.

      Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than our interest-earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other non-interest income. Our net income is also affected by, among other things, gains on sale of loans, mortgage-backed securities and investment securities, fee income, provision for loan and real estate losses, operating expenses and income taxes.

DISCLOSURE REGARDING
FORWARD LOOKING
STATEMENTS

      We may from time to time make written or oral forward-looking statements. These forward-looking statements may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and its exhibits, and in other communications by us, which are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to justify forward-looking statements.

         Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

         . the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

         . the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

         .  inflation, interest rate, market and monetary fluctuations;

         . the timely development of and acceptance of new products and services of the bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

         . the willingness of users to substitute competitors' products and services for our products and services;

         . the impact of changes in the financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

         .  the impact of technological changes including Year 2000 issues;

         .  acquisitions;

         .  changes in consumer spending and saving habits; and

         .  our success at managing the risks involved in the foregoing.

         This list of important factors is not exclusive. Additional discussion of factors affecting our business and prospectus is contained in our periodic filings with the Securities and Exchange Commission. We do not undertake to update any forward-looking statement, whether written or oral that may be made from time to time by or on behalf of Community Financial or Community Bank.

ASSET/LIABILITY
MANAGEMENT

      Management believes it is critical to manage the relationship between interest rates and the effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, but also within limits established by the Board of Directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

COMMUNITY FINANCIAL CORPORATION

      Presented in the following table, as of March 31, 1999 and 1998, is an analysis of Community Bank's interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to board policy limits and in accordance with Office of Thrift Supervision regulations, based on the assumptions described below. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is slightly more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans decline due to both the rate increase and slowing prepayments. When rates decline, we do not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of our deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

                                   March 31, 1999            March 31, 1998
  Change in                    --------------------      ---------------------
Interest Rate   Board Limit    $ Change    % Change      $ Change     % Change
(Basis Points    % Change       in NPV      in NPV        in NPV       in NPV

                             (Dollars in Thousands)

   +300            -25%        $-2,488        -8%        $-1,296          -4%


   +200             -15         -1,150         -4           -251           -1

   +100             -10           -324         -1            217            1

   -0-               --             --         --             --           --

   -100             -10            220          1           -506           -2

   -200             -15            636          2           -825           -3

   -300             -25          1,466          5           -773           -3


     Management continually works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long term credit products and short term savings products.

     Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest earning assets. As of March 31, 1999, approximately 70% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable rate mortgages and have increased our portfolio of short term consumer loans. Longer term fixed-rate mortgage loans, 20 to 30 years, are generally sold in the secondary market. We currently are originating fixed-rate loans for immediate sale only through our subsidiary, Community First Mortgage.

     On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing non-interest bearing or low interest deposit products and maintaining competitive pricing on longer term certificates of deposit. We have also used Federal Home Loan Bank advances to provide funding for loan originations and to provide liquidity as needed.

     As with any method of measuring interest rate risk, certain shortcomings are inherrent in the method of anlaysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                                                 COMMUNITY FINANCIAL CORPORATION

AVERAGE BALANCES, INTEREST RATES AND YIELDS

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on a monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                      Year Ended March 31,
                                 ------------------------------------------------------------------------------------------------
                                                1999                             1998                            1997
                                 ------------------------------   ------------------------------   ------------------------------
                                 Average                  Yield   Average                  Yield   Average                  Yield
                                 Balance    Interest       Cost   Balance    Interest       Cost   Balance    Interest       Cost
                                 --------   --------      -----   --------   --------      -----   --------   --------      -----
                                                                     (Dollars in Thousands)

INTEREST-EARNING ASSETS

Loans                            $162,861   $ 13,666      8.40%   $158,057   $ 13,344      8.44%   $144,409   $ 12,189      8.44%
Investment securities
and other investments              13,459        592      4.40      11,665        605      5.18      10,700        589      5.51
                                 --------   --------              --------   --------              --------   --------
Total interest-earning
assets                            176,320     14,258      8.09     169,722     13,949      8.22     155,109     12,778      8.24
                                 --------   --------              --------   --------              --------   --------

INTEREST-BEARING LIABILITIES

Deposits                          141,789      6,387      4.50     126,689      5,845      4.61     111,307      5,055      4.54
FHLB advances and
other borrowings                   16,445        945      5.75      25,572      1,471      5.75      26,321      1,481      5.63
                                 --------   --------              --------   --------              --------   --------
Total interest-
bearing liabilities               158,234      7,332      4.64     152,261      7,316      4.80     137,628      6,536      4.75
                                 --------   --------              --------   --------              --------   --------
Net interest income/
interest rate spread                        $  6,926      3.45               $  6,633      3.42               $  6,242      3.49
                                            ========                         ========                         ========

Net interest-earning
assets/net yield on
interest-earning assets          $ 18,086                 3.83    $ 17,461                 3.80    $ 17,481                 3.57
                                 ========                         ========                         ========

Percentage of interest-earning
assets to interest-
bearing liabilities                           111.43%                          111.47%                          112.70%


COMMUNITY FINANCIAL CORPORATION

The following table sets forth our interest rate spread at the dates indicated.


                                                            March 31,
                                                  ----------------------------

                                                  1999        1998        1997
                                                  ----        ----        ----

YIELD ON

Loans                                             8.02%       8.29%       8.15%

Investment securities and other investments       4.50%       4.49%       6.08%

    Total interest-earning assets                 7.74%       8.04%       8.03%

COST OF

Deposits                                          4.32%       4.60%       4.54%

Fhlb advances and other borrowings                5.60%       5.77%       6.85%

    Total interest-bearing liabilities            4.46%       4.74%       4.96%

INTEREST RATE SPREAD                              3.28%       3.30%       3.07%
                                                  ----        ----        ----



RATE/VOLUME ANALYSIS

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expenses during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effect of changes in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.


                                                                                  Year Ended March 31,

                                                                      1999 v. 1998                              1998 v. 1997
                                                        --------------------------------------    ----------------------------------

                                                    Increase                                    Increase
                                                   (Decrease)                                  (Decrease)
                                                     Due to                Total                 Due to                 Total
                                             ----------------------       Increase      ------------------------       Increase
                                             Volume          Rate        (Decrease)      Volume          Rate         (Decrease)
                                             ------          ----        ----------      ------          ----         ----------
                                                                             (Dollars in Thousands)
INTEREST-EARNING ASSETS
Loans                                       $   385        $   (63)       $   322        $ 1,155        $    --        $ 1,155
Investments                                      78            (91)           (13)            55            (39)            16
                                            -------        -------        -------        -------        -------        -------
   Total interest-earnings assets           $   463        $  (154)       $   309        $ 1,210        $   (39)         1,171
                                            =======        =======        -------        =======        =======        -------

INTEREST-BEARING LIABILITIES
Deposits                                    $   681           (139)           542        $   701        $    89            790

FHLB advances and other borrowings             (526)            --           (526)           (41)            31            (10)
                                                           -------        -------        -------        -------        -------
   Total interest-bearing liabilities       $   155        $  (139)            16        $   660        $   120            780
                                            =======        =======        -------        =======        =======        -------

NET INTEREST INCOME                                                       $   293                                      $   391
                                                                          =======                                      =======


                                                 COMMUNITY FINANCIAL CORPORATION

ASSET QUALITY

      Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources. We maintain strict underwriting guidelines, loan quality monitoring policies and systems that require detailed monthly and quarterly analyses of delinquencies and non-performing assets.

      At March 31, 1999, total non-performing assets were $1,518,000 or .76% of total assets compared to $938,000 or .51% at March 31, 1998. Non-performing assets at March 31, 1999 were comprised of six single family residential properties, a commercial property, one multi-unit apartment building, one unsecured consumer loan and various smaller auto loans, which were more than ninety days past due, real estate acquired through foreclosure of two single family dwellings, four rental properties of two units each and a five acre lot. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general no assurances can be given that our level of non-performing assets may not increase in the future.

      We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. Management determines the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience.

      Management reviews the adequacy of the allowance at least quarterly, utilizing its internal loan classifications system. During fiscal 1999, we increased our allowance for loan losses $199,000 to $1,316,000 due to our increased loan portfolio, especially in commercial real estate, construction and consumer loans. Management believes that the loan loss reserve is adequate. We have had net charge-offs to our allowance for loan losses of $161,000, $421,000, and $142,000, for the years ended March 31, 1999, 1998 and 1997, respectively. The decrease in net charge-offs from 1998 to 1999 is related primarily to losses on two loan customers in fiscal 1998. While consumer loans provide a greater yield they generally have a higher rate of charge-offs than mortgage loans. Although management believes it uses the best information available, future adjustments to reserves may be necessary.

FINANCIAL CONDITION

      Total assets increased by $16.9 million to $200.8 million at March 31, 1999 primarily as a result of loans receivable which increased $8.9 million. The increase in loans receivable was funded by an increase in deposits of $14.9 million. The increase in deposits can be attributed to increases in both time deposits and checking accounts of $4.9 million. Management believes the increase in time deposits is primarily attributable to maintaining competitive rates and the increase in checking accounts is related to the continued offering of a free checking account product. The increase in loans receivable was due to the origination of commercial and construction real estate loans and more competitive pricing on consumer loans.

      Stockholders' equity increased $869,000 to $26.4 million at March 31, 1999 compared to March 31,1998. The increase was the result of $1.8 million of net income in fiscal 1999, partially offset by a decline in net unrealized gains of $306,000 on available for sale securities and dividends paid to stockholders of $796,000.

RESULTS OF OPERATIONS

      Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

COMPARISON OF YEARS ENDED MARCH 31, 1999 AND 1998

      GENERAL. Net income for the year ended March 31, 1999 was $1,848,000 or $.71 diluted earnings per share compared to $1,805,000 or $.70 diluted earnings per share for the year ended March 31, 1998. Net income increased due primarily to an after tax gain on the sale of available for sale securities of $725,000 during the year ended March 31, 1999.

      Our return on average assets was .96% for the fiscal year ended 1999 compared to 1.03% for the fiscal year ended 1998. Return on average equity was 7.12% for fiscal year ended 1999 compared to 7.39% for fiscal year 1998. Average equity to average assets was 13.52% for the fiscal year ended 1999 compared to 13.89% for the fiscal year ended 1998. We paid dividends to stockholders of $796,000 during 1999 and $715,000 during fiscal 1998 representing a dividend payout ratio of 43.11% and 39.60% respectively.

         INTEREST INCOME. Total interest income increased to $14,258,000 for the year ended March 31, 1999 as compared to $13,949,000 for the year ended March 31, 1998. The increase in total interest income can be attributed to an increase in the dollar volume of interest-earning assets, primarily $8.9 million in

COMMUNITY FINANCIAL CORPORATION

mortgage and consumer loans which was offset by a decrease in the yield on interest earning assets. Average yields on total interest-earning assets decreased from 8.22% in fiscal 1998 to 8.09% for the current fiscal year due primarily to a more competitive and lower rate environment.

      INTEREST EXPENSE. Total interest expense increased to $7,333,000 for the year ended March 31, 1999 from $7,316,000 for the year ended March 31, 1998. While the cost of funds decreased from 4.80% for the year ended March 31, 1998 to 4.64% for the current year, the increase in interest expense is attributable to an increase in the average balance of deposits during the fiscal year. The increase in deposit balances was due to increases in both certificates of deposit and checking accounts for the current fiscal year. The increase in interest expense related to deposits was partially offset by the lower average balance of Federal Home Loan Bank advances during the year.

      PROVISION FOR LOAN LOSSES. The provision decreased to $360,000 for the fiscal year ended March 31, 1999 from $499,000 for the fiscal year ended March 31, 1998 due primarily to a decrease in charge-offs for fiscal 1999. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 1999, the total allowance for loan losses amounted to $1,316,000. At March 31, 1999, our total allowance as a percentage of total loans receivable was .77% and as a percentage of total non-performing loans was 113%.

      NONINTEREST INCOME. Noninterest income increased to $2,638,000 in fiscal 1999 as compared to $767,000 for the year ended March 31, 1998, primarily due to the gain on the sale of securities of $1,225,000.

      NONINTEREST EXPENSE. Total noninterest expense increased to $6,028,000 for the year ended March 31, 1999 from $4,017,000 for the year ended March 31, 1998 due primarily to compensation and other overhead related to the mortgage banking subsidiary, the conversion of our computer system and the opening of an additional branch in the Hampton Roads region in November 1998.

      TAXES. Total taxes increased to $1,328,000 during the year ended March 31, 1999 from $1,079,000 during fiscal 1998. The effective tax rate for the year ended March 31, 1999 was 41.8% as compared to 37.4% for the year ended March 31, 1998. The increase in taxes is attributable in part to an increase in the effective state income taxes.

COMPARISON OF YEARS ENDED MARCH 31, 1998 AND 1997

      GENERAL. Net income for the year ended March 31, 1998 was $1,805,000 or $.70 per share compared to $1,735,000 or $.68 per share for the year ended March 31, 1997. Net income increased due primarily to the increase in net interest income of $391,000 during the year ended March 31, 1998.

      Our return on average assets was 1.03% for the fiscal year ended 1998 compared to 1.06% for the fiscal year ended 1997. Return on average equity was 7.39% for the fiscal year ended 1998 compared to 7.67% for the fiscal year ended 1997. Average equity to average assets was 13.89% for the fiscal year ended 1998 compared to 13.81% for the fiscal year ended 1997. We paid dividends to stockholders of $715,000 during 1998 and $674,000 during fiscal 1997 representing a dividend payout ratio of 39.60% and 38.69%, respectively.

      INTEREST INCOME. Total interest income increased to $13,949,000 for the year ended March 31, 1998 as compared to $12,778,000 for the year ended March 31, 1997. The increase in total interest income can be attributed to an increase in the dollar volume of interest-earning assets, primarily $13.6 million in mortgage and conumer loans which was offset by a decrease in the yield on interest earning assets. Average yields on total interest-earning assets remained relatively constant at 8.22% in fiscal 1998.

      INTEREST EXPENSE. Total interest expense increased to $7,316,000 for the year ended March 31, 1998, from $6,536,000 for the year ended March 31, 1997. While the cost of funds increased from 4.75% for the year ended March 31, 1997 to 4.80% for the year ended March 31, 1999, the increase in interest expense is attributable primarily to an increase in the average balance of deposits during the fiscal year. The increase in deposit balances was due to increases in both certificates of deposit and checking accounts for the current fiscal year.

      PROVISION FOR LOAN LOSSES. The provision increased to $499,000 for the fiscal year ended March 31, 1998 from $181,000 for the fiscal year ended March 31, 1997. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 1998, the total allowance for loan losses amounted to $1,117,000. At March 31, 1998, our total allowance as a percentage of total loans receivable was .68% and as a percentage of total non-performing loans was 119%.

      NONINTEREST INCOME. Noninterest income increased to $767,000 in fiscal 1998 as compared to $519,000 for the year ended March 31, 1997, primarily due to an increase in the number of checking accounts and the related charges. We

                                                 COMMUNITY FINANCIAL CORPORATION


increased marketing in regard to our checking account products and increased our checking account base by approximately 1,400 accounts during the year ended March 31, 1998.

      NONINTEREST EXPENSE. Total noninterest expense increased to $4,017,000 during the year ended March 31, 1998 from $3,806,000 for the year March 31, 1997 due primarily to the opening of a branch in Virginia Beach, Virginia in April, 1997 and the organization of a mortgage banking subsidiary in November, 1997. The increase in noninterest expense in the fiscal year 1998 was offset in part by a special one-time assessment by the Federal Deposit Insurance Corporation of $671,000 in fiscal 1997.

      TAXES. Total taxes increased to $1,079,000 during the year ended March 31, 1998 from $1,040,000 during fiscal 1997. The effective tax rate for the year ended March 31, 1998 was 37.4% as compared to 37.5% for the year ended March 31, 1997. The increase in taxes is attributable to an increase in income before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

      Our principal sources of funds are customer deposits, advances from the Federal Home Loan Bank of Atlanta, amortization and prepayment of loans, proceeds from the sale of loans and funds provided from operations. Management maintains investments in liquid assets based upon its assessment of (i) our need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, (iv) the liquidity of the our loan portfolio and (v) the objectives of our asset/liability management program.

      Liquidity represents our ability to meet our on-going funding requirements for contractual obligations, the credit needs of customers, withdrawal of customers' deposits and operating expenses. Savings associations are required to maintain minimum levels of liquid assets. Office of Thrift Supervision regulations currently require us to maintain an average daily balance of liquid assets equal to at least 4% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At March 31, 1999, our liquid asset ratio was 9.9%.

      Our dominant source of funds during the year ended March 31, 1999 was from deposits which increased by $14.9 million due primarily to an increase in both time deposits and demand deposits of $4.9 million and $10 million, respectively. Federal Home Loan Bank advances increased for the year ended March 31, 1999 by $1.0 million. Management believes the increase in time deposits is primarily attributable to maintaining competitive rates and the increase in checking accounts is related to the continued offering of a free checking account.

         Our cash increased $2.9 million from $7.3 million at March 31, 1998 to $10.1 million at March 31, 1999. The increase in cash was related to the increase in deposits.

      At March 31, 1999, we had commitments to purchase or originate $25.0 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 1999, totaled $78.4 million. Based on its historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

      At March 31, 1999, we had tangible and core capital of 11.7% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 15.6% of risk weighted assets, which also exceeded its requirement of 8.0%.

IMPACT OF INFLATION AND CHANGING PRICES

      The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the price of goods and services. In the current interest-rate environment, equity, maturity structure and quality of our assets and liabilities are critical to the maintenance of acceptable performance levels.

ACCOUNTING PRONOUNCEMENTS

      For a discussion of certain accounting pronouncements implemented by us during fiscal 1999 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies to Consolidated Financial Statements.

COMMUNITY FINANCIAL CORPORATION

YEAR 2000 ISSUES

      The approaching millenium is causing organizations of all types to review their computer systems for the ability to properly accommodate the year 2000. When computer systems were first developed, two digits wer used to designate the year in date calculations and "19" was assumed for the century. As a result, there is significant concern about the integrity of date sensitive calculations when the calendar rolls over to January 1, 2000. An older system could interpret 01/01/00 as January 1, 1900 potentially causing major problems calculating interest, payment, delinquency or maturity dates. An internal committee comprised of senior officers and management has been formed to address the potential risk that the year 2000 poses for Community Bank. This committee reports to the full board of directors quarterly or more often as warranted.

      Financial institution regulators recently have increased their focus upon year 2000 compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to, among other things, examine the year 2000 issue with respect to their customers, suppliers and borrowers. These statements also require each federally insured financial institution to survey its exposure, measure its risk and prepare a plan to address the year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions to assure resolution of any year 2000 problems.

      Accurate data processing is essential to our operations and a lack of accurate processing by our vendors or us could have a significant adverse impact on our financial condition and results of operations. We believe that our inhouse data processing operation will function properly on and after January 1, 2000. A contingency plan, however, has been developed by Community Bank in the unlikely event that our data processing operation does not function properly on or after January 1, 2000. This plan focuses on conducting operations in a manual mode, including the recording of transactions on spreadsheets.

      We have also received year 2000 updates from most of our material, non-information system providers, including but not limited to security cameras, credit card and ATM card processors, the vault alarm, check printers, telephone systems, participation loan servicers, and institutions we invest through or with. Based on these updates, we do not anticipate any significant year 2000 issues. Our future expense to be year 2000 compliant is immaterial.

      In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems affecting any of our significant borrowers or impairing the payroll systems of large employees in our market area. We have been communicating with our vendors to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. We have been advised by such parties that they have plans in place to address and correct the issues associates with the year 2000 problem; however, no assurance can be given as to the adequacy of these plans or to the timeliness of their implementation. We do consider the year 2000 issue as part of our underwriting criteria.

BDO [LOGO]       BDO Seidman, LLP              300 Arboretum Place, Suite 520
                 Accountants and Consultants   Richmond, Virginia 23236
                                               Telephone: (804) 330-3092
                                               Fax: (804) 330-7753

Report of Independent Certified Public Accountants

To the Board of Directors of
Community Financial Corporation
Staunton, Virginia

      We have audited the accompanying consolidated balance sheets of Community Financial Corporation and subsidiary as of March 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation and subsidiary at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting procedures.

                  May 7, 1999


                                             /s/ BDO Seidman, LLP

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


March 31,                                                       1999            1998
-----------------------------------------------------------------------------------------
ASSETS
Cash (including interest bearing deposits of
    approximately ($6,407,000 and $2,866,000)              $ 10,131,157     $  7,266,145
Securities (Note 1)
    Held to maturity                                          5,561,314        3,184,241
    Available for sale                                        3,543,092        3,905,055
Investment in Federal Home Loan Bank stock,
     at cost (Note 6)                                         1,508,200        1,600,000
Loans receivable, net (Notes 2 and 6)                       171,413,721      162,471,219
Real estate owned, net                                          351,733          303,365
Property and equipment, net (Note 3)                          6,050,785        3,634,223
Accrued interest receivable                                   1,164,745        1,031,789
Prepaid expenses and other assets                             1,085,272          498,137
-----------------------------------------------------------------------------------------
                                                           $200,810,019     $183,894,174
-----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits (Note 4)                                          $153,015,076     $138,164,173
Advances from Federal Home Loan Bank (Note 6)                19,000,000       18,000,000
Advance payments by borrowers
    for taxes and insurance                                     190,421          175,053
Other liabilities (Notes 7 and 11)                            2,220,794        2,040,188
-----------------------------------------------------------------------------------------
Total liabilities                                           174,426,291      158,379,414
-----------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 11, 12, and 13)
-----------------------------------------------------------------------------------------
Stockholders' Equity (Notes 9 and 12)
Preferred stock, $.01 par value, authorized
    3,000,000 shares, none outstanding                               --               --
Common stock, $.01 par value, 10,000,000 authorized
    shares, 2,572,146 and 2,559,446 shares outstanding           25,721           25,594
Additional paid-in capital                                    4,897,207        4,773,634
Retained earnings                                            19,395,509       18,344,373
Accumulated other comprehensive income (Note 8)               2,065,291        2,371,159
-----------------------------------------------------------------------------------------
Total stockholders' equity                                   26,383,728       25,514,760
-----------------------------------------------------------------------------------------
                                                           $200,810,019     $183,894,174
-----------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

                                  COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME


Year Ended March 31,                              1999            1998              1997
--------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                       $ 13,665,754     $ 13,344,490      $ 12,188,714
Investment securities                            348,965          410,909           471,864
Other investments                                243,468          193,908           117,409
--------------------------------------------------------------------------------------------
Total interest income                         14,258,187       13,949,307        12,777,987
--------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits (Note 4)                              6,387,333        5,844,535         5,054,884
Borrowed money                                   945,198        1,471,490         1,480,747
--------------------------------------------------------------------------------------------
Total interest expense                         7,332,531        7,316,025         6,535,631
--------------------------------------------------------------------------------------------

Net interest income                            6,925,656        6,633,282         6,242,356
PROVISION FOR LOAN LOSSES (NOTE 2)               360,000          498,764           180,561
--------------------------------------------------------------------------------------------

NET INTEREST INCOME AFTER PROVISION FOR
    LOAN LOSSES                                6,565,656        6,134,518         6,061,795
--------------------------------------------------------------------------------------------

NONINTEREST INCOME
Service charges, fees and commissions          1,327,680          757,462           509,748
Gain on sale of securities                     1,224,721               --                --
Gain (loss) on sale of loans                      81,730           (4,335)            6,915
Other                                              3,449           13,463             2,079
--------------------------------------------------------------------------------------------
Total noninterest income                       2,637,580          766,590           518,742
--------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
Compensation and employee benefits
    (Notes 11 and 12)                          3,306,117        1,956,187         1,333,550
Occupancy                                        826,089          481,063           399,290
Data processing                                  486,775          407,925           349,150
BIF/SAIF premium disparity
  assessment (Note 9)                                 --               --           670,765
Insurance                                         82,317           74,222           189,143
Other                                          1,326,435        1,097,558           863,841
--------------------------------------------------------------------------------------------
Total noninterest expense                      6,027,733        4,016,955         3,805,739
--------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                     3,175,503        2,884,153         2,774,798
--------------------------------------------------------------------------------------------

INCOME TAXES (NOTE 7)
  Current                                      1,175,168        1,013,576           971,179
  Deferred                                       152,789           65,094            68,885
--------------------------------------------------------------------------------------------
Total income taxes                             1,327,957        1,078,670         1,040,064
--------------------------------------------------------------------------------------------

NET INCOME                                  $  1,847,546     $  1,805,483      $  1,734,734
--------------------------------------------------------------------------------------------

EARNINGS PER SHARE (NOTES 10 AND 12)
  Basic                                     $        .72     $        .71      $        .68
  Diluted                                   $        .71     $        .70      $        .68

See accompanying summary of accounting policies and notes to consolidated financial statements.

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                              Accumulated
                                                               Additional                        Other             Total
                                                Common          Paid-in         Retained     Comprehensive      Stockholders'
                                                Stock           Capital         Earnings         Income            Equity
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1996                   $     12,697     $  4,651,634     $ 16,206,237      $  1,029,412      $ 21,899,980

Comprehensive income
  Net income                                        --               --        1,734,734                --         1,734,734
  Unrealized gain on available
    for sale securities (see Note 8)                --               --               --           311,409           311,409
Total comprehensive income                          --               --               --                --         2,046,143
Cash dividends, $.26 per share                      --               --         (674,226)               --          (674,226)
Exercise of stock options (Note 12)                 56           65,043               --                --            65,099
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997                         12,753        4,716,677       17,266,745         1,340,821        23,336,996
Comprehensive income
  Net income                                        --               --        1,805,483                --         1,805,483
  Unrealized gain on available
     for sale securities (see Note 8)               --               --               --         1,030,338         1,030,338
Total comprehensive income                          --               --               --                --         2,835,821
Two-for-one stock split                         12,797               --          (12,797)               --                --
Cash dividends, $.28 per share                      --               --         (715,058)               --          (715,058)
Exercise of stock options (Note 12)                 44           56,957               --                --            57,001
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1998                         25,594        4,773,634       18,344,373         2,371,159        25,514,760
Comprehensive income
  Net income                                        --               --        1,847,546                --         1,847,546
  Change in unrealized gain on
     available for sale securities
     (see Note 8)                                   --               --               --          (305,868)         (305,868)
Total comprehensive income                          --               --               --                --         1,541,678
Cash dividends, $.31 per share                      --               --         (796,410)               --          (796,410)
Exercise of stock options (Note 12)                127          123,573               --                --           123,700
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1999                   $     25,721     $  4,897,207     $ 19,395,509      $  2,065,291      $ 26,383,728

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31,                                                      1999                 1998                  1997
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                            $ 1,847,546          $ 1,805,483           $ 1,734,734
Adjustments to reconcile net income to
net cash provided by operating activities
     Provision for loan losses                                            360,000              498,764               180,561
     Depreciation                                                         394,438              234,007               216,462
     Amortization of premium and accretion
       of discount on securities, net                                       5,238                 (586)               (3,683)
     Increase (decrease) in net deferred loan
       origination fees                                                    21,510             (115,671)              (33,289)

                                                                                                                  (continued)

See accompanying summary of accounting policies and notes to consolidated financial statements.

                                  COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

YEAR ENDED MARCH 31,                                                     1999                  1998                  1997
-----------------------------------------------------------------------------------------------------------------------------
     Loans originated for resale                                    $(19,528,255)         $ (4,805,000)         $ (1,587,470)
     Proceeds from loan sales                                         19,130,400             3,816,000             1,568,470
     Increase in deferred income taxes                                   (46,012)              (24,394)               66,316
     Loss (gain) on sale of real estate                                       --                (9,755)                4,274
     Gain on sale of securities                                       (1,224,721)                   --                    --
     Increase (decrease) in other assets                                (720,091)             (206,452)               69,579
     Increase (decrease) in other liabilities                            241,986               464,334               317,805
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                482,039             1,656,730             2,533,759
-----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from maturities of held to maturity
    securities                                                         1,829,429             3,742,267             2,071,892
Purchase of held to maturity securities                               (4,175,685)           (2,359,982)           (1,375,234)
Proceeds of sale of securities                                         1,244,761                    --                    --
Net increase in loans                                                 (9,282,876)          (13,232,234)           (7,494,061)
Purchases of property and equipment                                   (2,811,000)             (326,123)              (66,527)
Proceeds from sale of real estate owned                                  308,351               152,043               145,002
Redemption of FHLB stock                                                  91,800                    --               150,000
Purchase of FHLB stock                                                        --              (200,000)             (200,000)
-----------------------------------------------------------------------------------------------------------------------------
Net cash absorbed by investing activities                            (12,795,220)          (12,224,029)           (6,768,928)
-----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in certificates of deposit                                4,887,457            17,787,000             4,998,000
   Net increase (decrease) in savings and
    checking deposits                                                  9,963,446             3,782,288             2,095,424
  Proceeds from issuance of common stock                                 123,700                57,001                65,099
Dividends paid                                                          (796,410)             (715,058)             (674,226)
Proceeds from advances                                                 8,000,000            76,000,000            33,000,000
Repayments of advances                                                (7,000,000)          (84,000,000)          (34,000,000)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                             15,178,193            12,911,231             5,484,297
-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH
    EQUIVALENTS                                                        2,865,012             2,343,932             1,249,128
CASH AND CASH EQUIVALENTS - beginning of year                          7,266,145             4,922,213             3,673,085
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - end of year                             $ 10,131,157          $  7,266,145          $  4,922,213
-----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
Cash payments of interest expense                                   $  7,363,055          $  7,340,052          $  6,553,835
-----------------------------------------------------------------------------------------------------------------------------
Cash payments of income taxes                                       $  1,413,415          $  1,207,076          $    852,296
-----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------
Transfers from loans to real estate
  acquired through foreclosure                                      $    412,862          $    331,237          $    131,718
-----------------------------------------------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                                              21

SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation
--------------------------------------------------------------------------------

     The accompanying consolidated financial statements include the accounts of Community Financial Corporation (the "Corporation") and its wholly-owned subsidiary, Community Bank (the "Bank") and Community First Mortgage Corporation, a wholly-owned subsidiary of the Bank. All material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business and Regulatory Environment
--------------------------------------------------------------------------------

     The Bank is a federally chartered thrift and the primary asset of the Corporation. The Corporation provides a full range of banking services to individual and corporate customers through its wholly-owned subsidiary. Community First Mortgage Corporation originates mortgage loans to sell to third-party investors.

     The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as savings and loan holding companies. The Bank's

     The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the SAIF.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was effective January 1, 1993. FDICIA contained provisions which allow regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system.

Estimates
--------------------------------------------------------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities
--------------------------------------------------------------------------------

     Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

     Investments in debt and equity securities classified as available-for-sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

     Investments in debt and equity securities classified as trading are stated at market value. Unrealized holding gains and losses for trading securities are included in the statement of income.

     Gains and losses on the sale of securities are determined using the specific identification method.

Loans Receivable
--------------------------------------------------------------------------------

     Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. The Corporation provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

     The Corporation defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

         The Corporation places loans on nonaccrual status after being delinquent greater than 90 days or earlier if the Corporation becomes aware that the borrower has entered bankruptcy proceedings, or in situations in which the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever

                                  COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

the accrual of interest is stopped, previously ac-crued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received until the loan is reinstated to accrual status.

     The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Corporation's regulators.

     The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. A loan is considered to be impaired when it is probable that the Corporation will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate.

     For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

Real Estate Owned
--------------------------------------------------------------------------------

     Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

     Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.

Sale of Loans and Participation in Loans
--------------------------------------------------------------------------------

     The Corporation is able to generate funds by selling loans and participations in loans to Freddie Mac and other investors. Under participation service agreements, the Corporation continues to service the loans and the participant is paid its share of principal and interest collections.

     The Corporation allocates the cost of acquiring or originating morgage loans between the morgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage servicing rights.

     The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those servicing rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Property and Equipment
--------------------------------------------------------------------------------

     Property and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the individual assets. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Estimated useful lives are three to ten years for furniture and equipment and five to fifty years for buildings and improvements.

Income Taxes
--------------------------------------------------------------------------------

     Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     For tax years beginning prior to January 1, 1996, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts using the "percentage of taxable income" method.

     Section 1616 of the Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserves, and required the recapture into taxable income of "excess reserves", on a ratable basis over the next six years. Excess reserves are defined in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves is deferred if the Corporation meets the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by the Corporation during the year is not less than the Corporation's "base amount". The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

     As a result of the Act, the Corporation must recapture into taxable income approximately $1,267,000 ratably over six years. The residential loan requirement exception was met for the taxable years ended March 31, 1997 and 1998, therefore the income will be includable over the six-year period beginning with the year ending March 31, 1999.

New Accounting Pronouncements
--------------------------------------------------------------------------------

     In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognized all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and requires application prospectively. Earnings Per Share Basic earnings per share include no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options that could share in the earnings of the Corporation. The computation of basic and diluted earnings per share is presented in Note 10.

Comprehensive Income
--------------------------------------------------------------------------------

     For the year ended March 31, 1999, the Corporation adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and unrealized gains on available for sale securities and is presented in the Consolidated Statements of Stockholders' Equity. The adoption of SFAS 130 had no impact on total shareholders' equity. Prior year financial statements have been reclassified to conform to SFAS 130 requirements.

     Statement of Cash Flows
--------------------------------------------------------------------------------

     For purposes of this presentation, cash equivalents include federal funds sold.

Other
--------------------------------------------------------------------------------

     Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the March 31, 1999 presentation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SECURITIES

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 1999
--------------------------------------------------------------------------------
                                                Gross        Gross     Estimated
                                Amortized    Unrealized   Unrealized    Market
                                   Cost         Gains        Losses      Value
--------------------------------------------------------------------------------
Held to Maturity
  United States government
    and agency obligations     $2,314,606   $    1,952   $   15,630   $2,300,928
  Corporate obligations           250,000           --        2,500      247,500
  Other                         2,996,708       34,893        2,183    3,029,418
--------------------------------------------------------------------------------
                                5,561,314       36,845       20,313    5,577,846

Available for Sale
  Federal Home Loan Mortgage
    Corporation stock              60,565    3,482,527           --    3,543,092
--------------------------------------------------------------------------------
                               $5,621,879   $3,519,372   $   20,313   $9,120,938
--------------------------------------------------------------------------------
March 31, 1998
--------------------------------------------------------------------------------
                                                Gross        Gross     Estimated
                                Amortized    Unrealized   Unrealized    Market
                                   Cost         Gains        Losses      Value
--------------------------------------------------------------------------------
Held to Maturity
  United States government
    and agency obligations     $1,860,574   $    6,069   $      749   $1,865,894
  Corporate obligations         1,298,644       30,471           --    1,329,115
  Other                            25,023          736           --       25,759
--------------------------------------------------------------------------------
                                3,184,241       37,276          749    3,220,768
Available for Sale
  Federal Home Loan Mortgage
    Corporation stock              80,605    3,824,450           --    3,905,055
--------------------------------------------------------------------------------
                               $3,264,846   $3,861,726   $      749   $7,125,823
--------------------------------------------------------------------------------

The amortized cost and estimated market value of securities at March 31, 1999, by contractual maturity, are shown below:


March 31, 1999
--------------------------------------------------------------------------------
                                                                      Estimated
                                                      Amortized         Market
                                                         Cost           Value
--------------------------------------------------------------------------------
Held to Maturity
  Due in one year or less                            $       --       $       --
  Due in one through five years                       5,561,314        5,577,846
  Other                                                      --               --
--------------------------------------------------------------------------------
                                                      5,561,314        5,577,846
--------------------------------------------------------------------------------
Available for Sale
  Federal Home Loan Mortgage
    Corporation stock                                    60,565        3,543,092
--------------------------------------------------------------------------------
                                                     $5,621,879       $9,120,938
--------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

2. LOANS RECEIVABLE

Loans receivable are summarized as follows:

March 31,                                             1999               1998
--------------------------------------------------------------------------------
Residential real estate                          $118,216,118       $113,526,323
Commercial real estate                             17,034,359         21,032,004
Construction and land                              16,116,479         10,070,882
Consumer                                           25,880,738         22,209,117
--------------------------------------------------------------------------------
                                                  177,247,694        166,838,326

Less
  Loans in process                                  4,249,251          3,002,655
  Deferred loan fees, net                             268,834            247,321
  Allowance for loan losses                         1,315,888          1,117,131
--------------------------------------------------------------------------------
Net real estate loans                            $171,413,721       $162,471,219
--------------------------------------------------------------------------------

Loans serviced for others amounted to approximately $6,919,439 and $8,792,00 at March 31, 1999 and 1998, respectively. The loans were not included in the accompanying consolidated statements of financial condition.

The weighted average interest rate on loans receivable was approximately 8.02% and 8.29% at March 31, 1999 and 1998, respectively.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,                      1999           1998           1997
--------------------------------------------------------------------------------
Balance at beginning of year          $ 1,117,131    $ 1,039,013    $ 1,000,278
Provision charged to expense              360,000        498,764        180,561
Losses charged to the allowance,
  net of recoveries                      (161,243)      (420,646)      (141,826)
--------------------------------------------------------------------------------
Balance at end of year                $ 1,315,888    $ 1,117,131    $ 1,039,013
--------------------------------------------------------------------------------

Of the total allowance for loan losses at March 31, 1999 and 1998, approximately $1,195,000 and $1,080,000, respectively, is not specifically allocated to identified problem loans.


3. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

March 31,                                              1999              1998
--------------------------------------------------------------------------------
Buildings                                           $3,379,926        $3,275,898
Land and improvements                                2,138,883           876,276
Furniture and equipment                              2,218,362           977,220
Construction in progress                               185,050                --
--------------------------------------------------------------------------------
                                                     7,922,221         5,129,394

Less accumulated depreciation                        1,871,436         1,495,171
--------------------------------------------------------------------------------
                                                    $6,050,785        $3,634,223
--------------------------------------------------------------------------------

Construction in progress represents construction costs for a new branch in Staunton, Virginia. The cost to complete the branch is estimated at $514,000. Construction is expected to be completed in 1999.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. DEPOSITS

March 31,                                             1999               1998
--------------------------------------------------------------------------------
DEMAND DEPOSITS
  Savings accounts                               $ 14,306,876       $ 12,442,584
  NOW accounts                                     25,914,356         21,003,469
  Money market deposit accounts                    11,613,387          8,425,120
--------------------------------------------------------------------------------
Total demand deposits                              51,834,619         41,871,173

Time deposits                                     101,180,457         96,293,000
--------------------------------------------------------------------------------
                                                 $153,015,076       $138,164,173
--------------------------------------------------------------------------------

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $19,478,225 and $10,255,517 at March 31, 1999 and
1998, respectively.

Time deposits mature as follows:

March 31,                                           1999                 1998
--------------------------------------------------------------------------------
Within one year                                $ 78,346,261         $ 70,867,000
One to two years                                 10,164,229           17,968,000
More than two years                              12,669,967            7,458,000
--------------------------------------------------------------------------------
                                               $101,180,457         $ 96,293,000
--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

Year Ended March 31,                           1999         1998         1997
--------------------------------------------------------------------------------
Time deposits                               $5,202,693   $4,773,241   $4,045,717
Money market deposit and NOW accounts          782,097      701,547      649,194
Savings                                        402,543      369,747      359,973
--------------------------------------------------------------------------------
                                            $6,387,333   $5,844,535   $5,054,884
--------------------------------------------------------------------------------

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporation's financial instruments are as follows:

March 31,                                        1999                          1998
---------------------------------------------------------------------------------------------
                                       Carrying        Fair          Carrying         Fair
                                        Amount         Value          Amount          Value
---------------------------------------------------------------------------------------------
Financial assets
  Cash and short-term investments   $ 10,131,157   $ 10,131,000   $  7,266,145   $  7,266,000
  Securities                           9,104,406      9,121,000      7,089,296      7,126,000
  Loans, net of allowance for
   loan losses                       171,413,721    173,844,000    162,471,219    162,682,000
Financial liabilities
  Deposits                           153,015,076    153,402,000    138,164,173    138,369,000
  Advances from Federal Home
   Loan Bank                          19,000,000     19,000,000     18,000,000     18,000,000

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

                                       Notional        Fair        Notional       Fair
                                        Amount         Value        Amount        Value
------------------------------------------------------------------------------------------
Unrecognized financial instruments
  Commitments to extend credit       $32,807,000   $32,807,000   $11,825,000   $11,825,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH AND SHORT-TERM INVESTMENTS

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

SECURITIES

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOAN RECEIVABLES

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

DEPOSIT LIABILITIES

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

ADVANCES FROM FEDERAL HOME LOAN BANK

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value. The fair values of all other advances are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of advances.

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace, loan fees vary greatly with no fees charged in many cases. Therefore, management has concluded no value should be assigned.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank are summarized as follows:

           Due in year ending March 31,
           2000                             $4,000,000
           2001                                     --
           2002                                     --
           2003                             15,000,000
                                           $19,000,000

The weighted average interest rate on advances was 5.60% and 5.77% at March 31, 1999 and 1998, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,                               1999             1998             1997
--------------------------------------------------------------------------------------------
Maximum amount outstanding during the year     $20,000,000      $32,000,000      $28,000,000
--------------------------------------------------------------------------------------------
Average amount outstanding during the year     $14,166,667      $25,916,667      $26,541,667
--------------------------------------------------------------------------------------------
Average interest rate during the year              5.72%            5.68%            5.58%
--------------------------------------------------------------------------------------------

7. INCOME TAXES

Deferred tax assets (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:


March 31,                                           1999                 1998
--------------------------------------------------------------------------------
Deferred tax assets
  Allowance for losses                         $    98,855          $        --
  Other                                             11,684                5,426
--------------------------------------------------------------------------------
                                                   110,539                5,426
--------------------------------------------------------------------------------
Deferred tax liabilities
  Depreciable assets                              (204,388)            (149,419)
  FHLMC stock                                   (1,417,236)          (1,453,291)
  FHLB stock                                       (85,640)             (90,852)
  Allowance for losses                                  --              (56,901)
  Other                                                 --               (4,477)
--------------------------------------------------------------------------------
                                                (1,707,264)          (1,754,940)
--------------------------------------------------------------------------------
Net deferred tax liability                     $(1,596,725)         $(1,749,514)
--------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

8. COMPREHENSIVE INCOME

The components of the other comprehensive income (loss) are summarized as follows:

Year Ended March 31,                                    1999             1998             1997
------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
  Unrealized holding gain arising during
     the period                                    $   706,301      $ 1,661,835      $   502,273
  Less: reclassification adjustments for gains
     (losses) included in net income                 1,224,721               --               --
------------------------------------------------------------------------------------------------
Other comprehensive income (loss) before tax          (518,420)       1,661,835          502,273

Income tax (expense) benefit related to
  items of other comprehensive income                  212,552         (631,497)        (190,864)
------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax      $  (305,868)     $ 1,030,338      $   311,409
------------------------------------------------------------------------------------------------

9. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

Savings institutions must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. The OTS regulations currently have three capital standards including (i) a tangible capital requirement, (ii) a core capital requirement, and (iii) a risk-based capital requirement. The tangible capital standard requires savings institutions to maintain tangible capital of not less than 1.5% of adjusted total assets. The core capital standard requires a savings institution to maintain core capital of not less than 4.0% of adjusted total assets. The risk-based capital standard requires risk-based capital of not less than 8.0% of risk-weighted assets.

The following table presents the Bank's regulatory capital levels at March 31, 1999 and 1998, relative to the OTS requirements applicable at that date:

                         Amount        Percent     Actual        Actual       Excess
March 31, 1999          Required       Required    Amount       Percent       Amount
---------------------------------------------------------------------------------------
Tangible Capital       $ 3,014,000      1.50%    $23,572,000     11.70%     $20,588,000
Core Capital             8,038,000      4.00      23,572,000     11.70       15,534,000
Risk-based Capital      12,011,000      8.00      24,707,000     15.66       12,696,000


                         Amount        Percent     Actual        Actual       Excess
March 31, 1998          Required       Required    Amount       Percent       Amount
---------------------------------------------------------------------------------------
Tangible Capital       $ 2,742,000      1.50%    $21,632,000     11.83%     $18,890,000
Core Capital             7,313,000      4.00      21,632,000     11.83       14,319,000
Risk-based Capital      10,380,000      8.00      24,468,000     16.67       14,088,000

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by federal regulations.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capital distributions by OTS-regulated savings banks are limited by regulation ("Capital Distribution Regulation"). Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. The Capital Distribution Regulation permits a "Tier 1" savings bank to make capital distributions during a calendar year up to 100% of its net income to date plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year. Any distributions in excess of that amount require prior OTS notice, with the opportunity for OTS to object to the distribution. A Tier 1 savings bank is defined as a savings bank that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirement and has not been deemed by the OTS to be "in need of more than normal supervision". The Bank is currently classified as a Tier 1 institution for these purposes. The Capital Distribution Regulation requires that savings bank provide the applicable OTS District Director with a 30-day advance written notice of all proposed capital distributions whether or not advance approval is required by the regulation. The Bank did not pay any dividends to the Corporation during the year ended March 31, 1999.

Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"); during the year ended March 31, 1997, the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of September 30, 1996. Based on the Corporation's deposits as of March 31, 1995, the date for measuring the amount of the special assessment, the Corporation paid a special assessment of approximately $671,000. Excluding this special assessment, net of tax effect, net income and earnings per share for the year ended March 31, 1997 would have been approximately $2,151,000 and $.85, respectively. The FDIC has lowered the premium for deposit insurance from that prior to the special assessment to a level necessary to maintain the SAIF at its required reserve level.

10. EARNINGS PER SHARE

On February 23, 1998, the Board of Directors declared a two-for-one stock split in the form of a dividend, to be distributed March 25, 1998 to all shareholders of record as of March 11, 1998. All applicable share and per share data have been adjusted for the stock dividend.

Earnings per share is calculated as follows:

Year Ended March 31,                             1999           1998           1997
--------------------------------------------------------------------------------------
BASIC EARNINGS
Income available to common shareholders       $1,847,546     $1,805,483     $1,734,734
--------------------------------------------------------------------------------------
Weighted average shares outstanding            2,569,543      2,553,216      2,544,170
--------------------------------------------------------------------------------------
Basic earnings per share                      $      .72            .71            .68
--------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
Income available to common shareholders       $1,847,546     $1,805,483     $1,734,734
--------------------------------------------------------------------------------------
Weighted average shares outstanding            2,569,543      2,553,216      2,544,170
   Diluted effect of stock options                19,960         30,415         13,379
--------------------------------------------------------------------------------------
Total weighted average shares outstanding      2,589,503      2,583,631      2,557,549
--------------------------------------------------------------------------------------
Diluted earnings per share                    $      .71            .70            .68
--------------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

11. EMPLOYEE BENEFIT PLANS

PENSION PLAN

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average compensation. The Corporation's funding policy is to contribute amounts to the pension trust at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), but not in excess of the maximum tax deductible amount. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The following is a summary of information with respect to the plan:

Year Ended March 31,                                    1999           1998           1997
--------------------------------------------------------------------------------------------
NET PERIODIC PENSION COST

Service cost - benefits earned during the period     $  75,192      $  46,902      $  30,176
Interest cost on projected benefit obligations          42,780         39,573         34,077
Actual return on plan assets                           (38,281)       (38,146)       (37,684)
Net amortization and deferral                          (11,604)        (7,275)        (6,695)
--------------------------------------------------------------------------------------------
                                                     $  68,087      $  41,054      $  19,874
--------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION

Vested benefits                                      $ 471,078      $ 520,012      $ 441,077
Non-vested benefits                                     13,755          9,945          5,743
--------------------------------------------------------------------------------------------
                                                     $ 484,833      $ 529,957      $ 446,820
--------------------------------------------------------------------------------------------

Year Ended March 31,                           1999           1998
--------------------------------------------------------------------------------
ACCRUED PENSION COST

Projected benefit obligation                $ 694,077      $ 665,004
Fair value of plan assets, primarily
  IPG insurance contracts                     616,206        568,250
--------------------------------------------------------------------------------
Assets in excess (deficit) of projected
  benefit obligation                          (77,871)       (96,754)
Unrecognized prior service cost                12,404         15,504
Unrecognized net (gain) loss                   62,256         18,875
Unrecognized net asset                        (41,330)       (49,597)
--------------------------------------------------------------------------------
                                            $ (44,451)     $(111,972)
--------------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following assumed rates were used in determining the projected benefit obligations:


Year Ended March 31,                            1999        1998
--------------------------------------------------------------------------------
Weighted average discount rate                  6.8%        6.8%
--------------------------------------------------------------------------------
Expected long-term rate of return on
  plan assets                                   7.5%        7.5%
--------------------------------------------------------------------------------
Increase in future compensation levels          5.0%        5.0%
--------------------------------------------------------------------------------

The measurement dates used to value the plan assets were December 31, 1998, and 1997.

EMPLOYEE STOCK OWNERSHIP PLAN

The Employee Stock Ownership and 401(k) Profit Sharing Plan (the "Plan") is a combination of a profit sharing plan with 401(k) and a stock bonus plan. The Plan provides for retirement, death, and disability benefits for all eligible employees.

An employee becomes eligible for participation after completion of one year of service. After meeting the eligibility requirements, an employee becomes a member of the Plan on the earliest January 1, April 1, July 1, or October 1 occurring on or after his qualification.

The contributions to the Plan are discretionary and are determined by the Board of Directors. The contributions are limited annually to the maximum amount permitted as a tax deduction under the applicable Internal Revenue Code provisions.

Profit-sharing, pension plan, and retirement expenses were $91,987, $49,967, $43,513 for the years ended March 31, 1999, 1998, and 1997, respectively.

12. STOCK OPTION PLAN

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ending March 31,              1999                      1998                     1997
---------------------------------------------------------------------------------------------------
                                        Weighted-                Weighted-                Weighted-
                                        average                  average                  average
                                        exercise                 exercise                 exercise
                             Shares       price       Shares       price       Shares       price
---------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year         165,450      $10.80      127,300      $ 9.57       72,000      $ 8.02
Options granted              79,450       12.48       47,000       13.58       67,000       10.69
Options exercised           (11,600)       9.66       (8,750)       6.52      (11,300)      10.00
Options forfeited            (5,000)      12.19         (100)      10.00         (400)       5.76
---------------------------------------------------------------------------------------------------
Options outstanding at
  end of year               228,300      $11.87      165,450      $10.80      127,300      $ 9.57
---------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during the year ended March 31, 1999 was $3.43.

The Corporation applies Accounting Principals Board Opinion 25 in accounting for stock options granted to employees. Had compensation expense been determined based upon the fair value of the awards at the grant date consistent with the method under Statement of Financial Accounting Standards 123, the Corporation's net earnings and net earnings per share would have been decreased to the pro forma amounts as indicated in the following table:

Net income:                    1999              1998                1997
--------------------------------------------------------------------------------
  As reported               $1,847,546        $1,805,483          $1,734,734
  Pro forma                  1,661,854         1,696,279           1,611,900



Net income per share:    Basic    Diluted    Basic    Diluted    Basic   Diluted
--------------------------------------------------------------------------------
As reported              $0.72     $0.71     $0.71     $0.70     $0.68    $0.68
Pro forma                 0.68      0.64      0.66      0.65      0.63     0.63


The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended March 31, 1999: a risk-free interest rate of 5.24%, dividend yield of 2.00%, expected weighted average term of 10 years, and a volatility of 20.00%.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding and exercisable at March 31, 1999.

                                      Options Outstanding
--------------------------------------------------------------------------------
                                                 Weighted         Weighted
                                                  Average          Average
                                                Remaining         Exercise
                           Number of          Contractual            Price
                              Shares         Life (Years)        Per Share

$ 6.50 - 9.50                 30,000                 7.13            $7.90
$10.00 - 15.00               198,300                 8.49            12.47
                             228,300                 8.31           $11.87


13. COMMITMENTS AND CONTINGENCIES

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include single family residences, other residential property, commercial property and land. At March 31, 1999, the Corporation had outstanding commitments to originate loans with variable interest rates of approximately $16,969,000 and loans with fixed rates of approximately $8,485,000. In addition, unused lines of credit amounted to approximately $15,838,000 at March 31, 1999.

LEASES

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

                     Year Ending
                       March 31                     Amount
--------------------------------------------------------------------------------
                        2000                      $  216,406
                        2001                         223,658
                        2002                         231,112
                        2003 and thereafter          869,455
--------------------------------------------------------------------------------
                                                  $1,540,631
--------------------------------------------------------------------------------

Total lease expense was $157,000, $31,200, and $0 for the years ended March 31, 1999, 1998, and 1997, respectively.

In the normal course of business, the Corporation has entered into employment agreements with certain officers of the Bank.

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Condensed quarterly financial data is shown as follows: (Dollars in thousands except per share data)

Year Ended March 31, 1999
--------------------------------------------------------------------------------
                                         First     Second      Third     Fourth
                                        Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------

Total interest income                   $3,551     $3,557     $3,574     $3,567
Total interest expense                   1,815      1,838      1,899      1,781
--------------------------------------------------------------------------------
Net interest income                      1,736      1,719      1,675      1,786
Provision for loan losses                   75         25         36        224
--------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                        1,661      1,694      1,639      1,562
Other income                               395        397      1,029        826
Other expenses                           1,173      1,427      1,635      1,793
--------------------------------------------------------------------------------
Income before income taxes                 883        664      1,033        595
Income taxes                               376        291        420        241
--------------------------------------------------------------------------------
Net income                              $  507     $  373     $  613     $  354
--------------------------------------------------------------------------------
Earnings per share
  Basic                                 $  .20     $  .14     $  .24     $  .14
  Diluted                               $  .19     $  .13     $  .24     $  .15
--------------------------------------------------------------------------------


Year Ended March 31, 1999
--------------------------------------------------------------------------------
                                         First     Second      Third     Fourth
                                        Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------

Total interest income                   $3,363     $3,510     $3,538     $3,538
Total interest expense                   1,729      1,874      1,884      1,829
--------------------------------------------------------------------------------
Net interest income                      1,634      1,636      1,654      1,709
Provision for loan losses                   25        368         25         81
--------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                        1,609      1,268      1,629      1,628
Other income                               169        174        207        217
Other expenses                             986        919        984      1,128
--------------------------------------------------------------------------------
Income before income taxes                 792        523        852        717
Income taxes                               297        195        313        274
--------------------------------------------------------------------------------
Net income                              $  495     $  328     $  539     $  443
--------------------------------------------------------------------------------
Earnings per share
  Basic                                 $  .20     $  .13     $  .21     $  .17
  Diluted                               $  .20     $  .13     $  .21     $  .16
--------------------------------------------------------------------------------

15.     CONDENSED FINANCIAL INFORMATION OF THE CORPORATION (PARENT COMPANY ONLY)

Condensed financial information is shown for the parent company only as follows:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

March 31,                                                      1999                1998
------------------------------------------------------------------------------------------
ASSETS
Investment in the Bank, at equity                          $23,613,677         $21,745,532
Cash                                                           651,510           1,357,422
Prepaid expenses and other assets                               53,250              40,647
------------------------------------------------------------------------------------------
                                                           $24,318,437         $23,143,601
------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                                $        --         $        --
------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Common stock                                                  25,721              25,594
  Additional paid-in capital                                 4,897,207           4,773,634
  Retained earnings                                         19,395,509          18,344,373
------------------------------------------------------------------------------------------
Total stockholders' equity                                  24,318,437          23,143,601
------------------------------------------------------------------------------------------
                                                           $24,318,437         $23,143,601
------------------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME

Year Ended March 31,                                    1999           1998           1997
------------------------------------------------------------------------------------------
INCOME
  Interest income                                $     9,333    $        --    $     4,900
------------------------------------------------------------------------------------------
Total income                                           9,333             --          4,900
------------------------------------------------------------------------------------------
NONINTEREST EXPENSES                                 (42,535)       (55,652)       (83,187)
------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
    NET INCOME OF THE BANK                           (33,202)       (55,652)       (78,287)
Equity in undistributed net income of the Bank     1,868,145      1,840,010      1,783,140
------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         1,834,943      1,784,358      1,704,853
Income taxes                                         (12,603)       (21,125)       (29,881)
------------------------------------------------------------------------------------------
NET INCOME                                       $ 1,847,546    $ 1,805,483    $ 1,734,734
------------------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

15. CONDENSED FINANCIAL INFORMATION OF THE CORPORATION (PARENT COMPANY ONLY) (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

Year Ended March 31                                         1999             1998             1997
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                              $ 1,847,546      $ 1,805,483      $ 1,734,734
  Adjustments
    Equity in income of the Bank                         (1,868,145)      (1,840,010)      (1,783,140)
    (Increase) decrease in prepaid and other assets         (12,603)         (21,128)         (10,224)
    Increase (decrease) in other liabilities                     --               --          (16,823)
------------------------------------------------------------------------------------------------------
Net cash absorbed by operating activities                   (33,202)         (55,655)         (75,453)
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from maturities of investment securities              --               --          249,931
------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                        --               --          249,931
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Cash dividends paid on common stock                      (796,410)        (715,058)        (674,226)
  Stock options exercised                                   123,700           57,001           65,099
------------------------------------------------------------------------------------------------------
Net cash absorbed by financing activities                  (672,710)        (658,057)        (609,127)
------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                (705,912)        (713,712)        (434,649)

Cash, beginning of year                                   1,357,422        2,071,134        2,505,783
------------------------------------------------------------------------------------------------------
Cash, end of year                                       $   651,510      $ 1,357,422      $ 2,071,134
------------------------------------------------------------------------------------------------------

                                                         STOCKHOLDER INFORMATION

Corporate Profile
--------------------------------------------------------------------------------

     Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federally-chartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 by us for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of the bank. In 1996, the Community Financial changed its place of incorporation to the Commonwealth of Virginia from the State of Delaware.

     The principal asset of Community Financial is the outstanding stock of Community Bank, its wholly owned subsidiary. Community Financial presently has no separate operations and its business consists only of the business of Community Bank.

     Community Bank's primary business is the promotion of savings through the solicitation of savings accounts from the general public and the promotion of home ownership through the granting of mortgage loans, primarily to finance the purchase, construction and improvement of real estate.

     Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton, Virginia 24401, a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477 and two Virginia Beach offices at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road, Virginia Beach, Virginia. The Bank's subsidiary, Community First Mortgage Corporation, conducts business at 9201 Arboretum Parkway, Suite 210, Richmond, Virginia 23236.

Form 10-KSB Report
--------------------------------------------------------------------------------

     A copy of our Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999 including financial statements, as filed with the SEC will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

INDEPENDENT AUDITORS                       LEGAL COUNSEL

BDO Seidman, LLP                           Nelson, McPherson, Summers & Santos
300 Arboretum Place                        12 North New Street
Suite 520                                  Staunton, Virginia  24401
Richmond, Virginia  23236
                                           Silver, Freedman & Taff, L.L.P.
MARKET MAKERS                              1100 New York Avenue, N.W.
                                           7th Floor-East
Scott & Stringfellow, Inc.                 Washington, D.C.  20005
Knight Securities L.P.
Wheat First Securities, Inc.               Williams, Mullen, Christian & Dobbins
Anderson & Strudwick, Inc.                 Two James Center
McKinnon & Company, Inc.                   1021 East Cary Street
Sandler O'Neill & Partners                 Richmond, Virginia 23210

TRANSFER AGENt                             Mark A. Moorstein
Community  Bank                            10500 Battleview Parkway
acts as Transfer Agent for                 Manassas, Virginia 22110
Community Financial Corporation

COMMON STOCK

     As of May 29, 1999, there were approximately 585 holders of record of Community Financial common stock. Community Financial common stock is traded on the Nasdaq Stock Market under the symbol "CFFC." As of May 29, 1999, the bid and asked prices for the common stock as reported on the Nasdaq Stock Market were $11.13 and $11.25, respectively.

     The following tables present the Corporation's high and low, bid and ask prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods. The information in the table reflects inter dealer prices, without retail mark-up, mark-down or commission and therefore may not represent actual transactions.


                         BID                 ASK
                  ----------------    ----------------
Fiscal 1999        High       Low       High      Low       Dividend Declared
                   ----       ---       ----      ---       -----------------

June 1998         $15.88    $14.25    $16.63    $14.88           $ .07
September 1998     14.50     10.75     15.25     12.00             .08
December 1998      12.25     10.75     13.00     11.00             .08
March 1999         11.50     10.63     12.13     10.88             .08


Fiscal 1998

June 1997         $10.75    $10.75    $11.75    $11.63           $ .07
September 1997     10.75     10.75     11.75     11.50             .07
December 1997      13.75     10.75     14.25     11.69             .07
March 1998         15.25     14.50     16.50     15.50             .07



     Dividend payment decisions are made with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. In general, dividends paid by Virginia corporations may be paid only if, after giving effect to the distribution the corporation is still able to pay its debts as they become due in the usual course of business, or the corporation's total assets are greater than or equal to the sum of its total liabilities plus the amount that would be needed (if the corporation were to be dissolved at the time of the distribution) to satisfy the preferential rights, upon the dissolution, of stockholders whose preferential rights are superior to those receiving the distribution. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 9 of the Notes to Consolidated Financial Statements contained in this Annual Report.

Community First Mortgage Corporation

     In November 1997, Community Bank established a wholly owned mortgage banking subsidiary, Community First Mortgage Corporation, headquartered in Richmond. Richmond was chosen because of the availability of skilled mortgage professionals; its location is equally distant from the Bank's Shenandoah Valley and Hampton Roads branches; and being in the center of the state, it is a strategic location from which to expand to other areas of the state. Since its establishment, the Mortgage Corporation has received approvals to do business with HUD, VA, VHDA, FannieMae and numerous secondary market investors.

     In December 1998, Community First opened a Staunton/Wayne-sboro loan production office to serve the needs of those communities. In April 1999, Community First opened a Virginia Beach loan production office. Both of these offices are located within existing Community Bank branches and therefore can allow the staff of the combined companies to better service our customers.

     In March of 1999, the decision was made to open a wholesale mortgage division within Community First. The wholesale division, utilizing much of the existing staff and infrastructure, will be lending through a network of approved mortgage correspondents in the midatlantic and southeastern states. Those loans will be sold in the secondary market through the same means already developed by Community First for the sale of retail mortgage loans.

     In May of 1999, Community First established a construction lending division to serve the needs of medium sized residential builders in the Richmond market. In cooperation with the Company's permanent residential lending departments, it is the objective of the construction lending division to develop and implement a very attractive construction to permanent loan product.

     With these accomplishments over the past year, the management of Community First believes that the Company is now in a position to take advantage of the excellent rate environment for residential mortgage lending and to successfully compete with other mortgage companies in its market areas.


[PICTURE:  TONY BOTTOMS, PRESIDENT (LEFT) AND HARRIL WHITEHURST,
EXECUTIVE VICE-PRESIDENT]

[BACK COVER:  PICTURES OF BRANCHES OF COMMUNITY BANK]