Form 10KSB40, Exhibit 13
period 2000-03-31
COMMUNITY FINANCIAL CORP /DE/
filed 2000-06-29
CIK 850606

[FRONT COVER]


[Community Financial Corporation Logo]

Community Financial Corporation







Our name really does say it all!





2000
ANNUAL
REPORT


[Community Financial Corporation Logo]            Contents
                                                  1       Selected Consolidated Financial Data
Community Financial Corporation                   2       Letter to Stockholders
                                                  4       Board of Directors
NASDAQ Symbol - CFFC                              9       Management's Discussion
                                                  17      Report of Independent Certified Public Accountants
EXECUTIVE AND ADMINISTRATIVE OFFICES:             18      Consolidated Financial Statements
38 North Central Avenue                           39      Stockholder Information
Staunton, Virginia 24401
(540) 886-0796                                    COMMUNITY  BANK  EMPLOYEES
Fax: (540) 885-0643
E-Mail: cbnk@cbnk.com                             Kim Aldhizer                  Robert Hoffman                Janet Redifer
Web Address:  www.cbnk.com                        Judy Botkin                   Shirley Holbrook              Doug Richard
                                                  Jennifer Boxler               Lisa Hovland                  Pamela Ritchie
RETAIL BANKING OFFICES:                           Ellen Boyd                    Carolyn Howell                Kim Roberson
Downtown Office                                   Janet Braithwaite             Kristie Johnson               Dana Rogers
38 North Central Avenue                           Deborah Burnett               Teresa Knapton                Connie Savage
Staunton, Virginia 24401                          Patti Butler                  Ellen Kutchak                 Ramona Savidge
(540) 886-0796                                    Dianne Campbell               Chris Kyriakides              Karen Sheehan
                                                  Martha Chandler               Lisa LaMay                    Lynn Sisson
Richmond Road Branch                              Amanda Clark                  Patricia Lane                 Butch Smiley
101 Community Way                                 Patsy Clem                    Teresa Layne                  Hope Smith
Staunton, Virginia 24401                          Stacy Clemmer                 Tonna Lotts                   Lona Smith
(540) 213-3888                                    Michelle Coffey               Marcie Mader                  Kimberly St. Clair
                                                  Neva Collins                  Virginia McCormack            Susan Swisher
Waynesboro Branch                                 Gary Davenport                Pam McGovern                  Carey Taylor
2934 West Main Street                             Charlott Dean                 Hugh McMenamin                Linda Turner
Waynesboro, Virginia 22980                        Kay Dean                      Emilie Mehrtens               Sarah Tyree
(540) 943-5000                                    Diana Decker                  Peggy Miller                  Glenn VanLear
                                                  Grace Dick                    Lyle Moffett                  Jeff Wagner
Stuarts Draft Branch                              Maria Dimapelis               Lovetta Moore                 Tom Wagner
2658 Stuarts Draft Highway                        Renee Fangman                 Rosalie Moster                Benny Werner
Stuarts Draft, Virginia 24477                     Danny Fields                  Angel Negron, Jr.             Ann Wescott
(540) 337-1514                                    Ariel Fix                     Heather Nelson                Connie West-Williams
                                                  Jim Fordham                   Niki Orebaugh                 Courtney Williams
HAMPTON ROADS REGION:                             Kristie Frieberg              Jane Orem                     Kathy Willis
Regional Headquarters                             Wanda Garrison                Janice Pappas                 Dee Wimer
621 Nevan Road                                    Jerry Giles                   Catherine Pauly               Stephanie Wimer
Virginia Beach, Virginia 23451                    Jacelyn  Hailstalk            Wendi Pell                    Barbara Wood
(757) 491-8810                                    Alisha  Hammer                Kristie Powell                John Woods
                                                  Janalin Hill                  Lee Ralston-Shaner
Kemps River Branch
5300 Kemps River Drive, Suite 100
Virginia Beach, Virginia 23464
(757) 424-5600                                                                    [PICTURE]

COMMUNITY FIRST MORTGAGE CORPORATION:
Main Office
9201 Arboretum Parkway, Suite 210
Richmond, Virginia 23236
(804) 330-9800

Staunton Office
101 Community Way
Staunton, Virginia 24401
(540) 213-3770

Virginia Beach Office
621 Nevan Road, Suite 201
Virginia Beach, Virginia 23451
(757) 491-0743


Selected Consolidated Financial Data
                                                                        At March 31,
                                                                        ------------
                                                     2000       1999       1998       1997       1996
                                                     ----       ----       ----       ----       ----
                                                                      (In Thousands)
Selected Financial Condition Data:
Total assets                                      $243,077   $200,810   $183,894   $167,707   $159,793
Loans receivable, net                              189,701    171,414    162,471    148,905    141,739
Investment securities & other earning assets(1)     38,074     17,020      8,976      9,865     10,319
Real estate owned, net                                 823        352        303        173        123
Deposits                                           158,568    153,015    138,164    116,595    109,501
Advances and other borrowed money                   57,000     19,000     18,000     26,000     27,000
Stockholders' equity                                25,394     26,384     25,515     23,337     21,900


                                                                    Year Ended March 31,
                                                                    --------------------
                                                     2000       1999       1998       1997       1996
                                                     ----       ----       ----       ----       ----
                                                                      (In Thousands)
Selected Operations Data:
Total interest income                             $ 16,154   $ 14,258   $ 13,949   $ 12,778   $ 12,388
Total interest expense                               8,715      7,332      7,316      6,536      6,516
Net interest income                                  7,439      6,926      6,633      6,242      5,872
Provision for loan losses                              283        360        498        180        307
Net interest income after provision
   for loan losses                                   7,156      6,566      6,135      6,062      5,565
Service charges and fees on loans                    2,410      1,328        757        510        431
Gain on sale of securities                             601      1,225         --         --         --
Other noninterest income(2)                            185         85          9          9         25
Noninterest expenses                                 8,258      6,028      4,017      3,806      2,809
Income before income taxes                           2,094      3,176      2,884      2,775      3,212
Income taxes                                           770      1,328      1,079      1,040      1,200
Net income                                        $  1,324   $  1,848   $  1,805   $  1,735   $  2,012

                                                          At or for the Year Ended March 31,
                                                          ----------------------------------
                                                     2000       1999       1998       1997       1996
                                                     ----       ----       ----       ----       ----
                                                                      (In Thousands)
Other Data:
Interest-earning assets to
    interest-bearing liabilities                    107.30%    111.43%    111.47%    112.70%    111.40%
Average interest rate spread during year              3.30       3.45       3.42       3.49       3.42
Non-performing assets to total assets                  .52        .76        .51        .40        .50
Return on assets (ratio of net
    income to average total assets)                    .60        .96       1.03       1.06       1.28
Return on equity (ratio of net
    income to average equity)                         5.11       7.12       7.39       7.67       9.71
Equity-to-assets ratio (ratio of
    average equity to average assets)                11.66      13.52      13.89      13.81      13.23

Per Share Data:
Net income - diluted                              $    .52   $    .71   $   0.70   $    .68   $    .80
Book value                                           10.11      10.26       9.97       9.15       8.63
Dividends                                              .32        .31        .28        .27        .21
Dividend payout ratio                                61.90%     43.11%     39.60%     38.69%     26.30%
Number of full-service offices                           6          5          4          4          3

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items.
(3) Includes a special one-time assessment of approximately $671,000 to capitalize the SAIF insurance fund.

[THREE PICTURES]


Dear Stockholder:

The past year was both a challenging and exciting time for your Bank. Assets increased by $42.3 million or 21.0%, while loans increased by $18.3 million or 10.6%, and securities purchased increased $25.5 million. Despite the growth in interest earning assets, earnings for the year were $1.32 million or $.52 per share down from $1.85 million or $.71 per share the previous year. However, when nonrecurring expense and income items are deleted from both years, the result was substantially flat earnings for this past year. The decrease in earnings was attributed to the costs associated with the Bank's expansion efforts which began as early as three years ago.

The Bank expanded into the Hampton Roads market in April 1997, with the organization of a Regional Bank and branch office. In December 1998, a second branch was opened in Virginia Beach. We are pleased to report that the Region became profitable in April 1998, and as of this date the Region's earnings have exceeded the Bank's investment. The Region currently has loans outstanding exceeding $37 million with $21 million in deposits and is expected to continue to grow and contribute to the Bank's profitability.

In November 1997, the Bank formed a mortgage banking subsidiary, Community First Mortgage. The principal business of the Mortgage Corporation is to originate residential fixed rate mortgages and sell them on the secondary market. Its purpose is to increase the Bank's fee income capabilities and expand the products and services that we can offer. Due to the highly competitive economic environment at the time, Community First found it very difficult to attract high volume originators and as a result, production and profitability have suffered. It has therefore taken longer than expected for Community First to contribute to the Bank's profitability; however, we are optimistic that Community First will begin to contribute to the Company's earnings during the coming year. We base our assumptions on several things. Despite rising interest rates, we have experienced a marked improvement in loan originations during the past six months and our current production is at its highest level. The recent accelerated consolidation in the mortgage banking business has allowed our management to attract a talented pool of loan originators. The unprofitable wholesale division has been eliminated and a construction loan program has been instituted which has proven to be profitable. Community First has a talented and dedicated staff who are committed to the success of the operation and have taken every step possible to insure that Community First contributes to the Bank's earnings during the coming year.

This past year our newest Staunton office, on Richmond Road, was opened in September. We are pleased with its performance thus far, which has produced deposits in excess of $5 million. This location gives the Bank a much-needed expanded presence in our market from which to better serve the Staunton community. Please take time to visit this office if you have not already, and allow our knowledgeable staff to show you the facility and provide you information on our products and services.

In the midst of this expansion, the Bank also installed a new data processing system to insure our compliance with the Y2K requirements. We're pleased to report that the turn of the century was a "nonevent" and did not impact any of the Bank's systems. This computer conversion was a major undertaking for your

[BAR GRAPHS: EARNINGS PER SHARE -- NET INCOME -- STOCKHOLDERS' EQUITY TO AVERAGE ASSETS -- TOTAL ASSETS]



Bank. It required many hours of preparation in 1998, with 1999 as a year of further training and familiarization with the system.

You may have experienced some inconvenience over the past year, as a result of this conversion; if so, we apologize. It has been said that progress does not come without a price and this conversion was no exception.

As you can see, the past several years have been very active for your Bank. Many times expansion impacts short-term profitability and we have experienced this phenomenon this past year. Your Board and Management feel that it is time to pause and refocus our energies on improving profitability. We have built an infrastructure during the past three years that has given the Bank future growth capacity and we now intend to take full advantage of it.

Community Bank has been built on the premise of friendly attitudes, superior service and competitive products. We have every reason to face the future with optimism and confidence that we will continue to emphasize these qualities in conjunction with controlled, profitable growth.

We would like to thank the Staff, our leaders on the Board, our Customers and Stockholders for their enthusiasm and commitment to the success of Community Bank. We look forward to serving our communities for many years to come.

/s/ James R. Cooke, Jr.                      /s/ P. Douglas Richard

James R. Cooke, Jr.                          P. Douglas Richard
Chairman of the Board                        President & CEO


                                                       HAMPTON ROADS BOARD OF DIRECTORS
[PICTURE]                                              [PICTURE]

BOARD OF DIRECTORS                                     Pictured, left to right:  Chris P. Kyriakides,
Pictured left to right:  Kenneth L. Elmore,            robert M. Thornton, William R. Waddell,
James R. Cooke, Jr., D.D.S., P. Douglas Richard,       James R. Cooke, Jr., Cerard Harrison,
Jane C. Hickok, Charles F. Andersen, M.D.,             P. Douglas Richard, Leslie Watson.
Dale C. Smith, Charles W. Fairchilds                   Not pictured:  Morgan N. Trimyer, Jr.



Charles F.  Anderson,  M.D.  Dr.  Anderson is an       OFFICERS
orthopedic   surgeon  in  private   practice  in
Waynesboro, Virginia.                                  P. Douglas Richard..................President & CEO
                                                       R. Jerry Giles..............Chief Financial Officer
Kenneth L.  Elmore.  Mr.  Elmore is a partner of       Benny N. Werner...............Senior Vice President
Elmore,  Hupp  &  Company,  a  certified  public       Angel Negron, Jr.....................Vice President
accounting  firm located in Staunton,  Virginia.       Norman C. (Butch) Smiley, III........Vice President
Mr.   Elmore   has  been  a   certified   public       Lynn P. Sisson.......................Vice President
accountant for over 30 years.  Mr. Elmore's term       Patsy D. Clem.............Controller/Vice President
will  expire  at the  July,  2000  stockholders'       Chris P. Kyriakides..............Regional President
meeting and he has  expressed  his  intention to       Robert M. (Bobby) Hoffman...Regional Vice President
retire from the Board of Directors.                    Jane P. Orem................Regional Vice President
                                                       Kathy H. Willis.............Regional Vice President
Jane C. Hickok.  Mrs. Hickok was elected as Vice       Ellen H. Boyd..............Assistant Vice President
Chairman of the Board in October  1994.  She had       Dianne F. Campbell.........Assistant Vice President
previously   retired  as  President   and  Chief       Kay T. Dean................Assistant Vice President
Executive  Officer  of  Community  Bank  in 1994       Danny R. Fields Assistant............Vice President
after  serving   since  1984.   She  retired  as       Virginia M. McCormack......Assistant Vice President
President   and  Chief   Executive   Officer  of       Ramona W. Savidge..........Assistant Vice President
Community Financial Corporation in January 1995.       Thomas R. Wagner...........Assistant Vice President
Mrs. Hickok  continues to serve as a director of       Gary L. Davenport..........Assistant Vice President
Community  Financial  and Community  Bank.  Mrs.       Martha B. Chandler..............Assistant Secretary
Hickok was  elected as a director  of  Community
Bank  in 1983  and as a  director  of  Community
Financial  in 1990  when it became  the  holding
company of Community Bank.

Dale C. Smith.  Mr. Smith is the General Manager
and     Chief      Executive      Officer     of
Augusta-Cooperative  Farm  Bureau,  Inc., a farm
supply and retail store in Staunton, Virginia.

James R. Cooke, Jr., D.D.S. Dr. Cooke has been, for the past 30 years, a practicing dentist in Staunton, Virginia.

P. Douglas Richard. Mr. Richard was appointed as
Regional  President of the Bank's  Hampton Roads
region  in 1997.  Mr.  Richard  was  elected  as
President   and  Chief   Executive   Officer  of
Community Financial and Community Bank in April,
2000. Prior to joining Community Financial,  Mr.
Richard  was  President   and  Chief   Executive
Officer of Seaboard Bancorp in Hampton Roads.

Charles W. Fairchilds. Mr. Fairchilds has been the President of Allied Ready Mix in Waynesboro,
Virginia since 1987.

[THREE PICTURES]


IN 1929 - ONLY ONE YEAR AFTER COMMUNITY BANK opened its doors in the Staunton-Augusta County area - the Great Depression descended on the nation and robbed it of its economic vitality. Jobless lines stretched for blocks; family homesteads were lost; soup kitchens abounded; and banks, once a bulwark of the American economy, went out of business by the hundreds.

But not Community Bank. Situated in one of the most fiscally conservative sections of Virginia, our robust local bank combined its philosophy of being a good neighbor with sound financial stewardship to weather the worst economic crisis the nation had ever seen. And not only did Community Bank withstand the storm, it thrived - and made sure the people it served thrived, as well.

Today, many things have changed. The economy skyrockets to new heights every day. Prosperity is available for all who work to achieve it. Financial institutions are once again a mainstay of the American economy. But one overriding element has conspicuously remained the same:

COMMUNITY BANK'S UNWAVERING LOYALTY TO THE PEOPLE IT SERVES.

For Community Bank, "Our Name Really Does Say it All" is more than just a slogan or marketing tool. It's the crux of who we are and what we're all about. Behind those words stand 72 years of constant and consistent service, of making sure we know and respond to the needs of the customer, of building trust and following through on our commitment to serve.

[PICTURE - OUR EMPLOYEES GAVE OF THEIR PERSONAL TIME TO RAISE MONEY FOR THE MARCH OF DIMES]

[PICTURE - COMMUNITY BANK HELPS SPONSOR STAUNTON'S LOCAL FARMER'S MARKET.]


THE COMMUNITY BANK DIFFERENCE

MARK TWAIN ONCE SAID, "The difference between the right word and almost the right word is the difference between lightning and a lightning bug." The same holds true for the right bank and the almost right bank - and the difference between them is what has given Community Bank the resounding success it enjoys today.

For Community Bank, the current trend to merge into an impersonal financial giant holds no attraction. For us, it's the personal touch that matters. A face with a name. A neighbor helping a neighbor. A bank with old-fashioned strength and trust and an up-to-date knowledge of the community it serves.

Our customers tell us they like walking into Community Bank and being recognized by the people they consider their friends and neighbors. They like the fact that they can apply for a loan face-to-face with the people making the decisions. They like the feeling of loyalty and trust the Community Bank difference inspires.

But quality, hometown banking and individualized service isn't all there is to Community Bank's personal touch. It extends, even, beyond the construction of a new, convenient location on Richmond Road and the recent election of a community-oriented president and CEO. No, Community Bank takes its role as a member of the community very seriously and assumes an active, high-profile responsibility in making sure it remains a place we all want to live.

Since the  essence of any  community  flows from the  commitment  of its people,
Community Bank involves itself in many local projects designed to enhance quality of life and engender a spirit of cooperation. Whether it's working with children to build solid citizens for the future, increasing cultural opportunities, supporting historic preservation or serving on public service boards and committees, the people of Community Bank give unselfishly of their time and talents toward the common good.

They are our greatest resource and our greatest source of pride. Through them, we are inextricably woven with the community we seek to serve.

Real community involvement. It's the Community Bank difference - a difference we enjoy and one we are proud to continue.

[PICTURE  -  OUR  OWN  LYNN  SISSON  DRESSED  TO  CELEBRATE   COMMUNITY   BANK'S
PARTICIPATION IN STAUNTON'S ANNUAL VICTORIAN  FESTIVAL.]

LOOKING AHEAD WITH NEW RESOURCES

IN MAY 2000, Community Financial Corporation announced the election of P. Douglas Richard as President, Chief Executive Officer and member of the Board of Community Financial Corporation and its subsidiary, Community Bank.

Richard, 56, is a native of Hampton Roads, Virginia, and has been employed in the financial services industry since 1970. He was President and Chief Executive Officer of Seaboard Savings Bank in Virginia Beach prior to joining Community Bank as President of its Hampton Roads region, which he helped organize in 1997.


Richard is no stranger to the Shenandoah Valley, as he is a 1966 graduate of Virginia Military Institute. "I am excited to return to the Shenandoah Valley and to be associated with an organization which has such a rich tradition of serving this community since 1928," Richard said. "Community Bank has an extraordinary staff of professionals with many years of experience who are focused on providing the best service and most competitive products in the market. I am pleased to be part of this team and I look forward to becoming a member of the Staunton-Augusta County community."

Chris P. Kyriakides succeeded Richard as President of Community Bank's Hampton Roads Region. Kyriakides has been the Executive Vice President of the region since its organization.


Kyriakides is a native of Cyprus and a 1984 graduate of the University of Virginia with a degree in economics. He was Executive Vice-President of Seaboard Savings Bank prior to joining Community Bank in 1997.

These two professionals bring to their respective roles deep commitments to the betterment of their communities and to the strengthening of the ties that have made Community Bank a trusted financial leader.

VITALITY THROUGH VARIETY

IN ADDITION TO INDIVIDUALIZED ATTENTION and a genuine concern for the people it serves, Community Bank continues to grow, change, improve and succeed by offering the best financial services in the area. Through a range of personal and business checking options - from Totally Free to Ultimate - Community Bank customers can attain the financial flexibility they need. Overdraft Protection, Check Safekeeping, Small Business Checking, Non-Profit Checking and much more - we pride ourselves on the diversity of our offerings.

Checking account diversity is only part of the Community Bank picture. Community Bank's traditional real estate lending has been an important part of our expertise in our communities. Qualified borrowers can tailor mortgages to meet their specific needs - not get lumped together in a pre-packaged set of financial boundaries. Home Equity Installment Loans and Lines of Credit, Automobile and Personal Loans, Savings/CD Loans - these options and more make it possible for you to attain the varied financial goals that are important to you.

While variety is, indeed, the spice of life, it is also the vitality of a community-based and service-oriented bank. And no one does it better, or with greater vitality, than Community Bank.

[THREE PICTURES -- RICHMOND ROAD BRANCH CELEBRATES GRAND OPENING.]

THE COMMUNITY BANK CARE PACKAGE

In the year to come, Community Bank will build on the foundation of trust it has established since 1928 and promote its role as both a financial partner and adviser. By doing what it does best - serving as a reliable resource for financial and business needs - Community Bank will continue to instill long-term loyalty among its customers and bolster an already superior bank/client working relationship.

That relationship can grow through the enduring person-to-person, individualized services we've become known for; through in-school educational programs and tours of our facilities; and through our willingness to always listen to what our customers have to say.

Those elements, combined with the use of cutting-edge technology and the hiring and training of the very best employees, serve to position us as a local market leader in community banking.


Community. Advice. Relationships. Exceptional service. CARE. It's a package for success, for the future and - most importantly - for the community that means so much to us.

                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

INTRODUCTION

     Community Financial Corporation is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial and to Community First Mortgage Corporation, a wholly-owned subsidiary of Community Bank. References in this report to "we", "us" and "our" refer to Community Financial and/or Community Bank as the context requires.

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

     Presented in the following table, as of March 31, 2000 and 1999, is an analysis of Community Bank's interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to board global policy limits and in accordance with Office of Thrift Supervision regulations, based on the assumptions described below. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, Community Bank's net portfolio value is slightly more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans decline due to both the rate increase and slowing prepayments. When interest rates decline, we do not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of our deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

COMMUNITY FINANCIAL CORPORATION

                                            March 31, 2000               March 31, 1999
                                            --------------               --------------
         Change in
        Interest Rate   Board Limit    $ Change       % Change      $ Change        % Change
        (Basis Points)   % Change       in NPV         in NPV        in NPV          in Npv
-----------------------------------------------------------------------------------------------
                                          (Dollars in Thousands)
        +300              -40%        $-10,701          -36%         $-2,488           -8%
        +200              -30           -6,883          -23           -1,150           -4
        +100              -20           -3,261          -11             -324           -1
         -0-               --               --           --               --           --
        -100              -20            2,345            8              220            1
        -200              -30            3,832           13              636            2
        -300              -40            5,588           19            1,466            5

     Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long term credit products and short term savings products. Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest earning assets. As of March 31, 2000, approximately 72% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable rate mortgage loans and have increased our portfolio of short-term consumer loans. Longer term fixed-rate mortgage loans, 20 to 30 years, are generally sold in the secondary market. We are currently originating fixed-rate loans for immediate sale only through our subsidiary, Community First Mortgage.

     On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing non-interest bearing or low interest deposit products and maintaining competitive pricing on longer term certificates of deposit. We have also used Federal Home Loan Bank advances to provide funding for loan originations and to provide liquidity as needed.

     In managing our asset/liability mix, we, at times, depending on the relationship between long- and short-term interest rates, market conditions, and consumer preference, may place somewhat greater emphasis on maximizing our net interest income than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe the increased net income that may result from an acceptable mismatch in the actual maturity or repricing of our asset and liability portfolio can provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. We have established limits, which may change from time to time, on the level of acceptable interest rate risk. There can be no assurance, however, that in the event of an adverse change in interest rates, our efforts to limit interest rate risk will be successful.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

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

                                                                               Year Ended March 31,
                                  --------------------------------------------------------------------------------------------------
                                                 2000                                1999                             1998
                                  -------------------------------    --------------------------------    ---------------------------
                                  Average                 Yield/     Average                   Yield/    Average              Yield/
                                  Balance      Interest    Cost      Balance      Interest      Cost     Balance    Interest   Cost
                                  -------      --------    ----      -------      --------      ----     -------    --------   ----
                                                                             (Dollars in Thousands)
Interest-Earning Assets
-----------------------
Loans                            $178,801     $ 14,566     8.15%     $162,861     $ 13,666      8.40%    $158,057   $ 13,344   8.44%
Investment securities
and other investments              27,254        1,588     5.83        13,459          592      4.40       11,665        605   5.18
                                  -------       ------                -------       ------                -------     ------
Total interest-earning
assets                            206,055       16,154     7.84       176,320       14,258      8.09      169,722     13,949   8.22
                                  -------       ------                -------       ------                -------     ------

Interest-Bearing Liabilities
----------------------------

Deposits                          151,057        6,380     4.22       141,789        6,387      4.50      126,689      5,845   4.61
FHLB advances and
other borrowings                   40,985        2,336     5.70        16,445          945      5.75       25,572      1,471   5.75
                                  -------        -----                -------        -----                -------      -----
Total interest-
bearing liabilities               192,042        8,716     4.54       158,234        7,332      4.64      152,261      7,316   4.80
                                  -------        -----                -------        -----                -------      -----

Net interest income/
interest rate spread                            $7,438     3.30                     $6,926      3.45                  $6,633   3.42
                                                ======                              ======                            ======
Net interest-earning
assets/net yield on
interest-earning assets           $14,013                  3.61       $18,086                   3.93      $17,461              3.91
                                  =======                             =======                             =======
Percentage of interest-earning
assets to interest-
bearing liabilities               107.30%                             111.43%                             111.47%


The following table sets forth our interest rate spread at the dates indicated.

                                                                March 31,
                                                       -------------------------
                                                       2000      1999      1998
                                                       ----      ----      ----
Yield on
--------
Loans                                                  8.36%     8.02%     8.29%
Investment securities and other investments            6.36%     4.50%     4.49%
    Total interest-earning assets                      8.03%     7.74%     8.04%

Cost of
-------
Deposits                                               4.27%     4.32%     4.60%
FHLB advances and other borrowings                     6.49%     5.60%     5.77%
    Total interest-bearing liabilities                 4.86%     4.46%     4.74%

INTEREST RATE SPREAD                                   3.17%     3.28%     3.30%


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

                                                                      Year Ended March 31,
                                                      2000 v. 1999                            1999 v. 1998
                                          ----------------------------------    ------------------------------------
                                               Increase                                Increase
                                              (Decrease)                              (Decrease)
                                                Due to              Total               Due to              Total
                                          --------------------     Increase     ---------------------      Increase
                                           Volume       Rate      (Decrease)     Volume        Rate       (Decrease)
                                           ------       ----      ----------     ------        ----       ----------
                                                                      (Dollars in Thousands)

INTEREST-EARNING ASSETS
Loans                                     $ 1,299     $  (399)     $   900      $   385      $   (63)     $   322
Investments securities and other
   investments                                804         192          996           78          (91)         (13)
                                          -------     -------      -------      -------      -------      -------
   Total interest-earnings assets         $ 2,103     $  (207)     $ 1,896      $   463      $  (154)     $   309
                                          =======     =======      -------      =======      =======      -------
INTEREST-BEARING LIABILITIES
Deposits                                  $   391     $  (398)     $    (7)     $   681      $  (139)     $   542
FHLB advances and other borrowings          1,398          (7)       1,391         (526)          --         (526)
                                          -------     -------      -------      -------      -------      -------
   Total interest-bearing liabilities     $ 1,789     $  (405)     $ 1,384      $   155      $  (139)     $    16
                                          =======     =======      -------      =======      =======      -------

NET INTEREST INCOME                                                $   512                                $   293
                                                                   =======                                =======

                                                 COMMUNITY FINANCIAL CORPORATION

ASSET QUALITY
--------------------------------------------------------------------------------

     Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

     At March 31, 2000, total non-performing assets, consisting of non-performing loans and real estate owned, were $1,217,000 or .52% of total assets compared to $1,518,000 or .76% at March 31, 1999. Non-performing assets at March 31, 2000 were comprised primarily of single family and multi-unit residential properties acquired through foreclosure. At March 31, 2000, the largest property in non-performing assets was a multi-family unit with an approximate value of $457,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general no assurances can be given that our level of non-performing assets may not increase in the future.

     We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the allowance at least quarterly, utilizing its internal loan classifications system. During fiscal 2000, we decreased our allowance for loan losses $98,000 to $1,218,000 due primarily to the charge-off of specific allowances. Management believes that the loan loss reserve is adequate. We have had net charge-offs to our allowance for loan losses of $381,000, $161,000, and $421,000, for the years ended March 31, 2000,
1999 and 1998, respectively. The increase in net charge-offs from 1999 to 2000 is related primarily to increased foreclosures in fiscal 2000. Although management believes it uses the best information available, future adjustments to reserves may be necessary.

FINANCIAL CONDITION
--------------------------------------------------------------------------------

     Total assets increased by $42.3 million to $243.1 million at March 31, 2000 as a result of increases in both investment securities of $21.1 million and loans of $18.3 million. The increase in both loans and investment securities was funded by increases in both borrowings of $38.0 million and deposits of $5.6 million. The increase in deposits can be attributed primarily to an increase in time deposits of $4.9 million. Management believes the increase in time deposits is primarily attributable to maintaining competitive rates. The increase in loans receivable was due primarily to more competitive pricing on consumer loans.

     Stockholders' equity decreased $990,000 to $25.4 million at March 31, 2000 compared to March 31, 1999. The decrease was the result of a decline in net unrealized gains of $879,000 on available for sale securities, dividends paid to stockholders of $819,000 and common stock repurchased of $615,000, offset by $1.3 million of net income in fiscal 2000.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

COMPARISON OF YEARS
ENDED MARCH 31, 2000 AND 1999

     GENERAL. Net income for the year ended March 31, 2000 was $1,324,000 or $.52 diluted earnings per share compared to $1,848,000 or $.71 diluted earnings per share for the year ended March 31, 1999. Net income decreased due primarily to a decrease in the gain on the sale of available for sale securities of $624,000 and an increase in noninterest expenses during the year ended March 31, 2000.

     Our return on average assets was .60% for the fiscal year ended 2000 compared to .96% for the fiscal year ended 1999. Return on average equity was 5.11% for fiscal year ended 2000 compared to 7.12% for the fiscal year ended 1999. Average equity to average assets was 11.66% for the fiscal year ended 2000 compared to 13.52% for the fiscal year ended 1999. We paid dividends to

COMMUNITY FINANCIAL CORPORATION


stockholders   of  $819,000   during  2000  and  $796,000   during  fiscal  1999
representing a dividend payout ratio of 61.90% and 43.11%, respectively.

     INTEREST INCOME. Total interest income increased to $16,154,000 for the year ended March 31, 2000 as compared to $14,258,000 for the year ended March 31, 1999. The increase in total interest income can be attributed to an increase in the average dollar volume of interest-earning assets, primarily $13.8 million in investment securities and $15.9 million in loans receivable, which was offset by a decrease in the average yield on interest earning assets. Average yields on total interest-earning assets decreased from 8.09% in fiscal 1999 to 7.84% for the current fiscal year due primarily to a more competitive and lower rate environment.

     INTEREST EXPENSE. Total interest expense increased to $8,716,000 for the year ended March 31, 2000 from $7,332,000 for the year ended March 31, 1999. While the cost of funds decreased from 4.64% for the year ended March 31, 1999 to 4.54% for the current year, the increase in interest expense is attributable to increases in both the average balance of borrowings and deposits during the fiscal year. The increase in deposit balances was due primarily to an increase in certificates of deposit for the current fiscal year.

     PROVISION FOR LOAN LOSSES. The provision decreased to $283,000 for the fiscal ended March 31, 2000 from $360,000 for the fiscal year ended March 31, 1999 due primarily to a decrease in non-performing assets for fiscal 2000. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 2000, the total allowance for loan losses amounted to $1,218,000. At March 31, 2000, out total allowance as a percentage of total loans receivable was .64% and as a percentage of total non-performing loans was 96%.

     NONINTEREST INCOME. Noninterest income increased to $3,196,000 in fiscal 2000 as compared to $2,638,000 for the year ended March 31, 1999, primarily due to increased fees and gains on sale of secondary mortgage loans in the Bank's mortgage subsidiary, offset by a decrease in gain on sale of securities.

     NONINTEREST EXPENSE. Total noninterest expense increased to $8,258,000 for the year ended March 31, 2000 from $6,028,000 for the year March 31, 1999 due primarily to compensation and other overhead related to the mortgage banking subsidiary's first full year of operation, a contract settlement with a former Bank president and the opening of an additional branch in Staunton, Virginia in October 1999.

     TAXES. Total taxes decreased to $770,000 during the year ended March 31, 2000 from $1,328,000 during fiscal 1999. The effective tax rate for the year ended March 31, 2000 was 36.8% as compared to 41.8% for the year ended March 31, 1999. The decrease in taxes is attributable primarily to a decrease in income before income taxes, a decrease in the effective state income tax rate and purchases of investments with reduced effective income tax rates.

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

     INTEREST INCOME. Total interest income increased to $14,258,000 for the year ended March 31, 1999 as compared to $13,949,000 for the year ended March 31, 1998. The increase in total interest income can be attributed to an increase in the dollar volume of interest-earning assets, primarily $8.9 million in mortgage and consumer loans which was offset by a decrease in the yield on

                                                 COMMUNITY FINANCIAL CORPORATION


interest earning assets. Average yields on total interest-earning assets decreased from 8.22% in fiscal 1998 to 8.09% for fiscal 1999 due primarily to a more competitive and lower rate environment.

        INTEREST EXPENSE. Total interest expense increased to $7,333,000 for the year ended March 31, 1999 from $7,316,000 for the year ended March 31, 1998. While the cost of funds decreased from 4.80% for the year ended March 31, 1998 to 4.64% for fiscal 1999, the increase in interest expense is attributable to an increase in the average balance of deposits during fiscal 1999. The increase in deposit balances was due to increases in both certificates of deposit and checking accounts for fiscal 1999. The increase in interest expense related to deposits was partially offset by the lower average balance of Federal Home Loan Bank advances during fiscal 1999.

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

LIQUIDITY AND
CAPITAL RESOURCES

     Our principal sources of funds are customer deposits, advances from the Federal Home Loan Bank of Atlanta, amortization and prepayment of loans, proceeds from the sale of loans and funds provided from operations. Management maintains investments in liquid assets based upon its assessment of (i) our need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, (iv) the liquidity of our loan portfolio and (v) the objectives of our asset/liability management program.

     Liquidity represents our ability to meet our on-going funding requirements for contractual obligations, the credit needs of customers, withdrawal of customers' deposits and operating expenses. Savings associations are required to maintain minimum levels of liquid assets. Office of Thrift Supervision regulations currently require us to maintain an average daily balance of liquid assets equal to at least 4% of the sum of Community Bank's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At March 31, 2000, our liquid asset ratio was 6.8%.

     Our dominant source of funds during the year ended March 31, 2000 was from borrowings which increased by $38.0 million

     Our cash decreased $2.7 million from $10.1 million at March 31, 1999 to $7.4 million at March 31, 2000. The decrease in cash was related to the increase in securities and loans receivable.

     At March 31, 2000, we had commitments to purchase or originate $12.8 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2000, totaled $63.0 million. Based on our historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other

COMMUNITY FINANCIAL CORPORATION


sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

     At March 31, 2000, we had tangible and core capital of 9.75% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 15.9% of risk weighted assets, which also exceeded its requirement of 8.0%.

IMPACT OF INFLATION
AND CHANGING PRICES
--------------------------------------------------------------------------------

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

ACCOUNTING
PRONOUNCEMENTS
--------------------------------------------------------------------------------

     For a discussion of certain accounting pronouncements implemented by us during fiscal 2000 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies to Consolidated Financial Statements.

COMMUNITY FINANCIAL CORPORATION




BDO                 BDO Seidman, LLP              300 Arboretum Place, Suite 520
                    Accountants and Consultants   Richmond, Virginia 23236
                                                  Telephone: (804)330-3092
                                                  Fax: (804)330-7753


Report of Independent Certified Public Accountants


To the Board of Directors of
Community Financial Corporation
Staunton, Virginia

     We have audited the accompanying consolidated balance sheets of Community Financial Corporation and subsidiary as of March 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation and subsidiary at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with generally accepted accounting procedures.


     Richmond, Virginia
     April 28, 2000


                                   /s/ BDO Seidman, LLP

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31,                                                       2000            1999
----------------------------------------------------------------------------------------
ASSETS
Cash (including interest bearing deposits of
    approximately $1,908,000 and $6,407,000)               $  7,424,577     $ 10,131,157
Securities (Note 1)
    Held to maturity                                         27,312,943        5,561,314
    Available for sale                                        6,863,674        3,543,092
Investment in Federal Home Loan Bank stock,
    at cost (Note 6)                                          1,950,000        1,508,200
Loans receivable, net (Notes 2 and 6)                       189,700,859      171,413,721
Real estate owned, net                                          823,002          351,733
Property and equipment, net (Note 3)                          6,627,869        6,050,785
Accrued interest receivable                                   1,288,112        1,164,745
Prepaid expenses and other assets                             1,086,330        1,085,272
----------------------------------------------------------------------------------------
                                                           $243,077,366     $200,810,019
----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits (Note 4)                                          $158,568,275     $153,015,076
Advances from Federal Home Loan Bank (Note 6)                37,000,000       19,000,000
Securities sold under agreement to repurchase (Note 7)       20,000,000               --
Advance payments by borrowers
    for taxes and insurance                                     226,195          190,421
Other liabilities (Notes 8 and 12)                            1,888,821        2,220,794
----------------------------------------------------------------------------------------
Total liabilities                                           217,683,291      174,426,291
----------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 12, 13, and 14)
----------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Notes 10 and 13)
Preferred stock, $.01 par value, authorized
    3,000,000 shares, none outstanding                               --               --
Common stock, $.01 par value, 10,000,000 authorized
    shares, 2,511,526 and 2,572,146 shares outstanding           25,115           25,721
Additional paid-in capital                                    4,782,029        4,897,207
Retained earnings                                            19,401,019       19,395,509
Accumulated other comprehensive income (Note 9)               1,185,912        2,065,291
----------------------------------------------------------------------------------------
Total stockholders' equity                                   25,394,075       26,383,728
----------------------------------------------------------------------------------------
                                                           $243,077,366     $200,810,019
----------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended March 31,                             2000              1999             1998
-------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                       $ 14,565,894      $ 13,665,754     $ 13,344,490
Investment securities                          1,448,006           348,965          410,909
Other investments                                140,048           243,468          193,908
-------------------------------------------------------------------------------------------
Total interest income                         16,153,948        14,258,187       13,949,307
-------------------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits (Note 4)                              6,380,089         6,387,333        5,844,535
Borrowed money                                 2,335,487           945,198        1,471,490
-------------------------------------------------------------------------------------------
Total interest expense                         8,715,576         7,332,531        7,316,025
-------------------------------------------------------------------------------------------
NET INTEREST INCOME                            7,438,372         6,925,656        6,633,282
PROVISION FOR LOAN LOSSES (NOTE 2)               282,854           360,000          498,764
-------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
    LOAN LOSSES                                7,155,518         6,565,656        6,134,518
-------------------------------------------------------------------------------------------
NONINTEREST INCOME
Service charges, fees and commissions          1,366,212         1,327,680          757,462
Gain on sale of securities                       601,412         1,224,721               --
Gain (loss) on sale of loans                   1,015,447            81,730           (4,335)
Other                                            213,400             3,449           13,463
-------------------------------------------------------------------------------------------
Total noninterest income                       3,196,471         2,637,580          766,590
-------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Compensation and employee benefits
    (Note 12)                                  4,844,745         3,306,117        1,956,187
Occupancy                                      1,241,315           826,089          481,063
Data processing                                  132,051           486,775          407,925
Insurance                                         72,530            82,317           74,222
Other                                          1,967,601         1,326,435        1,097,558
-------------------------------------------------------------------------------------------
Total noninterest expense                      8,258,242         6,027,733        4,016,955
-------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                     2,093,747         3,175,503        2,884,153
-------------------------------------------------------------------------------------------
Income taxes (Note 8)
  Current                                        920,799         1,175,168        1,013,576
  Deferred                                      (150,932)          152,789           65,094
-------------------------------------------------------------------------------------------
Total income taxes                               769,867         1,327,957        1,078,670
-------------------------------------------------------------------------------------------
NET INCOME                                  $  1,323,880      $  1,847,546     $  1,805,483
-------------------------------------------------------------------------------------------
EARNINGS PER SHARE (NOTES 11 AND 13)
  Basic                                     $        .52      $        .72     $        .71
  Diluted                                   $        .52      $        .71     $        .70


See accompanying summary of accounting policies and notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               Accumulated
                                                            Additional                            Other             Total
                                            Common           Paid-in            Retained      Comprehensive     Stockholders'
                                            Stock            Capital            Earnings          Income           Equity
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1997                 $     12,753      $  4,716,677      $ 17,266,745      $  1,340,821      $ 23,336,996
Comprehensive income
  Net income                                      --                --         1,805,483                --         1,805,483
  Unrealized gain on available
     for sale securities (Note 9)                 --                --                --         1,030,338         1,030,338
                                                                                                                ------------
Total comprehensive income                        --                --                --                --         2,835,821
                                                                                                                ------------
Two-for-one stock split                       12,797                --           (12,797)               --                --
Cash dividends, $.28 per share                    --                --          (715,058)               --          (715,058)
Exercise of stock options (Note 13)               44            56,957                --                --            57,001
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1998                       25,594         4,773,634        18,344,373         2,371,159        25,514,760
Comprehensive income
  Net income                                      --                --         1,847,546                --         1,847,546
  Change in unrealized gain on
     available for sale securities
     (Note 9)                                     --                --                --          (305,868)         (305,868)
                                                                                                                ------------
Total comprehensive income                        --                --                --                --         1,541,678
                                                                                                                ------------
Cash dividends, $.31 per share                    --                --          (796,410)               --          (796,410)
Exercise of stock options (Note 13)              127           123,573                --                --           123,700
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1999                       25,721         4,897,207        19,395,509         2,065,291        26,383,728
Comprehensive income
  Net income                                      --                --         1,323,880                --         1,323,880
  Change in unrealized gain on
     available for sale securities
     (Note 9)                                     --                --                --          (879,379)         (879,379)
                                                                                                                ------------
Total comprehensive income                        --                --                --                --           444,501
                                                                                                                ------------
Cash dividends, $.32 per share                    --                --          (819,493)               --          (819,493)
Repurchase of stock
    (60,620 shares) (Note 11)                   (606)         (115,178)         (498,877)               --          (614,661)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2000                 $     25,115      $  4,782,029      $ 19,401,019      $  1,185,912      $ 25,394,075
-----------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended March 31,                                          2000              1999              1998
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                               $  1,323,880      $  1,847,546      $  1,805,483
Adjustments to reconcile net income to
net cash provided by operating activities
        Provision for loan losses                             282,854           360,000           498,764
        Depreciation                                          715,219           394,438           234,007
        Amortization of premium and accretion
                of discount on securities, net                  3,662             5,238              (586)
        Increase (decrease) in net deferred loan
                origination fees                              (81,228)           21,510          (115,671)
        Loans originated for resale                       (59,081,330)      (19,528,255)       (4,805,000)
        Proceeds from loan sales                           59,083,634        19,130,400         3,816,000


See accompanying summary of accounting policies and notes to consolidated financial statements.

                                  COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

        Increase in deferred income taxes                $   (401,119)     $    (46,012)     $    (24,394)
        Loss (gain) on sale of real estate                         --                --            (9,755)
        Gain on sale of securities                           (601,412)       (1,224,721)               --
        (Increase) decrease in other assets                  (124,425)         (720,091)         (206,452)
        Increase (decrease) in other liabilities              104,920           241,986           464,334
----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                   1,224,655           482,039         1,656,730
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from maturities of held to maturity
    securities                                              6,237,420         1,829,429         3,742,267
Purchase of held to maturity securities (27,260,915)       (4,175,685)       (2,359,982)
Proceeds from sale of securities                              612,189         1,244,761                --
Purchase of available for sale securities                  (4,942,534)               --                --
Net increase in loans                                     (19,522,241)       (9,282,876)      (13,232,234)
Purchases of property and equipment                        (1,292,303)       (2,811,000)         (326,123)
Proceeds from sale of real estate owned                       559,904           308,351           152,043
Redemption of FHLB stock                                    1,350,000            91,800                --
Purchase of FHLB stock                                     (1,791,800)               --          (200,000)
----------------------------------------------------------------------------------------------------------
Net cash absorbed by investing activities                 (46,050,280)      (12,795,220)      (12,224,029)
----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net increase in certificates of
    deposit                                                 4,793,639         4,887,457        17,787,000
Net increase in savings and
    checking deposits                                         759,560         9,963,446         3,782,288
Proceeds from issuance of common stock                             --           123,700            57,001
Repurchase of stock                                          (614,661)               --                --
Increase in securities sold under agreements
  to repurchase                                            20,000,000                --                --
Dividends paid                                               (819,493)         (796,410)         (715,058)
Proceeds from advances                                     85,000,000         8,000,000        76,000,000
Repayments of advances                                    (67,000,000)       (7,000,000)      (84,000,000)
----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                  42,119,045        15,178,193        12,911,231
----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                            (2,706,580)        2,865,012         2,343,932

CASH AND CASH EQUIVALENTS - beginning of year              10,131,157         7,266,145         4,922,213
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - end of year                  $  7,424,577      $ 10,131,157      $  7,266,145
==========================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW INFORMATION
Cash payments of interest expense                        $  8,722,056      $  7,363,055      $  7,340,052
----------------------------------------------------------------------------------------------------------
Cash payments of income taxes                            $    967,226      $  1,413,415      $  1,207,076
==========================================================================================================
SUPPLEMENTAL SCHEDULE OF NON-CASH
    INVESTING AND FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------
Transfers from loans to real estate
  acquired through  foreclosure                          $  1,031,173      $    412,862      $    331,237
----------------------------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

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

SECURITIES
--------------------------------------------------------------------------------

     Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Manage-ment has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

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

     The Corporation places loans on nonaccrual status after being delinquent greater than 90 days or earlier if the Corporation becomes aware that the borrower has entered bankruptcy proceedings, or in situations in which the loans have developed inherent problems prior to being 90 days delinquent that indicate

                                  COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received until the loan is reinstated to accrual status.

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

SALE OF LOANS AND
PARTICIPATION IN LOANS
--------------------------------------------------------------------------------

     The Corporation is able to generate funds by selling loans and participations in loans to the Federal Home Loan Mortgage Corporation and other investors. Under participation service agreements, the Corporation continues to service the loans and the participant is paid its share of principal and interest collections.

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

     Section 1616 of the Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserves, and required the recapture into taxable income of "excess reserves", on a ratable basis over the next six years. Excess reserves are defined in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. The recapture of the reserves was deferred if the Corporation met the "residential loan requirement" exception, during either or both of the first two years beginning after December 31, 1995. The residential loan requirement is met, in general, if the principal amount of residential loans made by the Corporation during the year is not less than the Corporation's "base amount". The base amount is defined as the average of the principal amounts of residential loans made during the six most recent tax years beginning before January 1, 1996.

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

NEW ACCOUNTING
PRONOUNCEMENTS
--------------------------------------------------------------------------------

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognized all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and requires application prospectively.

EARNINGS PER SHARE
--------------------------------------------------------------------------------

     Basic earnings per share include no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options that could share in the earnings of the Corporation. The computation of basic and diluted earnings per share is presented in Note 11.

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

OTHER
--------------------------------------------------------------------------------

     Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the March 31, 2000 presentation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SECURITIES

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2000
------------------------------------------------------------------------------------------
                                                    Gross         Gross        Estimated
                                  Amortized       Unrealized    Unrealized       Market
                                     Cost           Gains         Losses         Value
------------------------------------------------------------------------------------------
Held to Maturity
  United States government
      and agency obligations     $23,064,860    $       --     $  454,881     $22,609,979
  Corporate securities              249,607             --          8,669        240,938
  Other                           3,998,476             50         45,873      3,952,653
------------------------------------------------------------------------------------------
                                 27,312,943             50        509,423     26,803,570

Available for Sale
  Federal Home Loan Mortgage
      Corporation securities      4,950,913      2,195,846        283,085      6,863,674
------------------------------------------------------------------------------------------
                                 $32,263,856    $2,195,896     $  792,508     $33,667,244
------------------------------------------------------------------------------------------


March 31, 1999
------------------------------------------------------------------------------------------
                                                    Gross         Gross        Estimated
                                  Amortized       Unrealized    Unrealized       Market
                                     Cost           Gains         Losses         Value
------------------------------------------------------------------------------------------
Held to Maturity
  United States government
      and agency obligations     $2,314,606     $    1,952     $   15,630     $2,300,928
  Corporate obligations             250,000             --          2,500        247,500
  Other                           2,996,708         34,893          2,183      3,029,418
------------------------------------------------------------------------------------------
                                  5,561,314         36,845         20,313      5,577,846

Available for Sale
  Federal Home Loan Mortgage
      Corporation stock              60,565      3,482,527             --      3,543,092
------------------------------------------------------------------------------------------
                                 $5,621,879     $3,519,372     $   20,313     $9,120,938
------------------------------------------------------------------------------------------

The amortized cost and estimated market value of securities at March 31, 2000, by contractual maturity, are shown below:

March 31, 2000
------------------------------------------------------------------------------------------
                                                                               Estimated
                                                               Amortized         Market
                                                                 Cost            Value
------------------------------------------------------------------------------------------
Held to Maturity
Due in one year or less                                      $  1,194,740     $1,193,029
   Due in one through five years                               26,118,203     25,610,541
------------------------------------------------------------------------------------------
                                                               27,312,943     26,803,570
------------------------------------------------------------------------------------------
Available for Sale
  Federal Home Loan Mortgage
      Corporation securities                                    4,950,913      6,863,674
------------------------------------------------------------------------------------------
                                                              $32,263,856    $33,667,244
------------------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


2. LOANS RECEIVABLE

Loans receivable are summarized as follows:
MARCH 31,                                          2000                 1999
--------------------------------------------------------------------------------
Residential real estate                        $117,600,980         $102,567,603
Commercial real estate                           22,126,570           26,934,359
Construction and land                            20,686,821           14,244,817
Commercial business                               9,391,517            7,635,017
Consumer                                         30,752,825           25,865,898
--------------------------------------------------------------------------------
                                                200,558,713          177,247,694
Less
  Loans in process                                9,542,080            4,249,251
  Deferred loan fees, net                           187,606              268,834
  Allowance for loan losses                       1,218,168            1,315,888
--------------------------------------------------------------------------------
                                               $ 10,857,854         $  5,833,973
--------------------------------------------------------------------------------
                                               $189,700,859         $171,413,721
================================================================================

Loans serviced for others amounted to approximately $5,584,000 and $6,919,000 at March 31, 2000 and 1999, respectively. The loans were not included in the accompanying consolidated balance sheets.

The weighted average interest rate on loans receivable was approximately 8.36% and 8.02% at March 31, 2000 and 1999, respectively.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,                     2000             1999           1998
--------------------------------------------------------------------------------
Balance at beginning of year        $ 1,315,888     $ 1,117,131     $ 1,039,013
Provision charged to expense            282,854         360,000         498,764
Losses charged to the allowance,
    net of recoveries                  (380,574)       (161,243)       (420,646)
--------------------------------------------------------------------------------
Balance at end of year              $ 1,218,168     $ 1,315,888     $ 1,117,131
--------------------------------------------------------------------------------

Of the total allowance for loan losses at March 31, 2000 and 1999, approximately $1,195,000 is not specifically allocated to identified problem loans.

3. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

MARCH 31,                                                 2000           1999
--------------------------------------------------------------------------------
Buildings                                              $4,149,949     $3,379,926
Land and improvements                                   2,158,849      2,138,883
Furniture and equipment 2,672,606                       2,218,362
Construction in progress                                    6,956        185,050
--------------------------------------------------------------------------------
                                                        8,988,360      7,922,221
Less accumulated depreciation and amortization          2,360,491      1,871,436
--------------------------------------------------------------------------------
Net office properties and equipment                    $6,627,869     $6,050,785
--------------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. DEPOSITS

MARCH 31,                                               2000             1999
--------------------------------------------------------------------------------
DEMAND DEPOSITS
  Savings accounts                                 $ 14,574,084     $ 14,306,876
  NOW accounts                                       26,762,722       25,914,356
  Money market deposit accounts 11,257,373           11,613,387
--------------------------------------------------------------------------------
Total demand deposits                                52,594,179       51,834,619

TIME DEPOSITS                                       105,974,096      101,180,457
--------------------------------------------------------------------------------
                                                   $158,568,275     $153,015,076
--------------------------------------------------------------------------------

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $15,301,000 and $19,478,000 at March 31, 2000 and
1999, respectively.

Time deposits mature as follows:

MARCH 31,                                          2000                  1999
--------------------------------------------------------------------------------
Within one year                               $ 63,034,279          $ 78,346,261
One to two years                                34,437,972            10,164,229
More than two years                              8,501,845            12,669,967
--------------------------------------------------------------------------------
                                              $105,974,096          $101,180,457
--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

YEAR ENDED MARCH 31,                          2000          1999          1998
--------------------------------------------------------------------------------
Time deposits                             $5,143,629    $5,202,693    $4,773,241
Money market deposit and NOW accounts        795,965       782,097       701,547
Savings                                      440,495       402,543       369,747
--------------------------------------------------------------------------------
                                          $6,380,089    $6,387,333    $5,844,535
--------------------------------------------------------------------------------

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Corporation's financial instruments are as follows:

MARCH 31,                                          2000                             1999
--------------------------------------------------------------------------------------------------
                                         Carrying         Fair           Carrying          Fair
                                          Amount          Value           Amount           Value
--------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Cash and short-term investments     $  7,424,577    $  7,425,000    $ 10,131,157    $ 10,131,000
  Securities                            34,176,617      33,667,000       9,104,406       9,121,000
  Loans, net of allowance for
   loan losses                         189,700,859     188,677,000     171,413,721     173,844,000
FINANCIAL LIABILITIES
  Deposits                             158,568,275     159,181,000     153,015,076     153,402,000
  Advances from Federal Home
   Loan Bank                            37,000,000      37,000,000      19,000,000      19,000,000
  Securities sold under agreements
   to repurchase                        20,000,000      20,000,000              --              --

                                        Notional         Fair          Notional        Fair
                                         Amount          Value          Amount         Value
----------------------------------------------------------------------------------------------
Unrecognized financial instruments
  Commitments to extend credit        $16,197,000    $16,197,000    $32,807,000    $32,807,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments
-------------------------------

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities
----------

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan receivables
----------------

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

Deposit liabilities
-------------------

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank
------------------------------------

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value. The fair values of all other advances are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of advances.

Securities sold under agreements to repurchase
----------------------------------------------

Securities sold under agreements to repurchase are treated as short-term borrowings and the carrying value approximates fair value.

Commitments to extend credit
----------------------------

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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank are summarized as follows:

        Due in year ending March 31,
        ----------------------------
        2001             $37,000,000
        ----------------------------
                         $37,000,000
        ============================

The weighted average interest rate on advances was 6.59% and 5.60% at March 31, 2000 and 1999, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,                             2000           1999           1998
---------------------------------------------------------------------------------------
Maximum amount outstanding during the year   $42,000,000    $20,000,000    $32,000,000
---------------------------------------------------------------------------------------
Average amount outstanding during the year   $32,583,333    $14,166,667    $25,916,667
---------------------------------------------------------------------------------------
Average interest rate during the year               5.68%          5.72%          5.68%
---------------------------------------------------------------------------------------

7. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following is a summary of certain information regarding the Bank's repurchase agreements:

Year Ended March 31,                                    2000           1999
--------------------------------------------------------------------------------
Balance at end of year                              $20,000,000     $      --
--------------------------------------------------------------------------------
Weighted average interest rate during the year             5.74%           --
--------------------------------------------------------------------------------
Average amount outstanding during the year          $10,000,000     $      --
--------------------------------------------------------------------------------
Maximum amount outstanding at any month end
  during the year                                   $20,000,000     $      --
--------------------------------------------------------------------------------

8. INCOME TAXES

Deferred tax assets (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:

March 31,                                       2000               1999
--------------------------------------------------------------------------------
Deferred tax assets
  Allowance for losses                       $141,951           $ 98,855
  Other                                         4,954             11,684
--------------------------------------------------------------------------------
                                             $146,905           $110,539
--------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


8. INCOME TAXES (CONTINUED)

DEFERRED TAX LIABILITIES
  Depreciable assets                     $  (139,142)        $  (204,388)
  FHLMC stock                               (726,849)         (1,417,236)
  FHLB stock                                 (36,320)            (85,640)
--------------------------------------------------------------------------------
                                            (902,311)         (1,707,264)
--------------------------------------------------------------------------------
Net deferred tax liability               $  (755,406)        $(1,596,725)
--------------------------------------------------------------------------------

9. COMPREHENSIVE INCOME

The components of the other comprehensive income (loss) are summarized as follows:

Year Ended March 31,                                   2000           1999          1998
-------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
  Unrealized holding gain arising during
        the period                               $  (889,052)   $   706,301    $ 1,661,835
  Less: reclassification adjustments for gains
        included in net income                       601,421      1,224,721             --
-------------------------------------------------------------------------------------------
Other comprehensive income (loss), before tax     (1,490,473)      (518,420)     1,661,835

Income tax (expense) benefit related to
  items of other comprehensive income                611,094        212,552       (631,497)
-------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax    $  (879,379)   $  (305,868)   $ 1,030,338
-------------------------------------------------------------------------------------------

10. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

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

The following table presents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

                        Amount     Percent    Actual    Actual        Excess
MARCH 31, 2000         Required    Required   Amount    Percent       Amount
--------------------------------------------------------------------------------
Tangible Capital     $ 3,672,000    1.50%  $23,867,000    9.75%   $20,195,000
Core Capital           9,793,000    4.00    23,867,000    9.75     14,074,000
Risk-based Capital    13,406,000    8.00    25,923,000   15.85     12,517,000


                        Amount     Percent    Actual    Actual        Excess
March 31, 1999         Required    Required   Amount    Percent       Amount
--------------------------------------------------------------------------------
Tangible Capital     $ 3,014,000    1.50%  $23,572,000   11.70%   $20,558,000
Core Capital           8,038,000    4.00    23,572,000   11.70     15,534,000
Risk-based Capital    12,011,000    8.00    24,707,000   15.66     12,696,000

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by federal regulations.

Capital distributions by OTS-regulated savings banks are limited by regulation ("Capital Distribution Regulation"). Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. The Capital Distribution Regulation permits a "Tier 1" savings bank to make capital distributions during a calendar year equal to net income for the current year plus the previous two years net income, less capital distributions paid over that same period. Any distributions in excess of that amount require prior OTS notice, with the opportunity for OTS to object to the distribution. A Tier 1 savings bank is defined as a savings bank that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirement and has not been deemed by the OTS to be "in need of more than normal supervision". The Bank is currently classified as a Tier 1 institution for these purposes. The Capital Distribution Regulation requires that savings banks provide the applicable OTS District Director with a 30-day advance written notice of all proposed capital distributions whether or not advance approval is required by the regulation.

11. EARNINGS PER SHARE

On February 23, 1998, the Board of Directors declared a two-for-one stock split in the form of a dividend, to be distributed March 25, 1998 to all shareholders of record as of March 11, 1998. All applicable share and per share data have been adjusted for the stock dividend.

During the year ended March 31, 2000, the Board of Directors authorized a stock repurchase program under which up to 5%, or 128,607 shares, of the then outstanding share of the Corporation's stock may be repurchased. During the year ended March 31, 2000, 60,620 shares were repurchased for an aggregate amount of approximately $615,000.

Earnings per share is calculated as follows:

YEAR ENDED MARCH 31,                                     2000         1999        1998
-----------------------------------------------------------------------------------------

BASIC EARNINGS
Income available to common shareholders              $1,323,880   $1,847,546   $1,805,483
-----------------------------------------------------------------------------------------
Weighted average shares outstanding                   2,561,343    2,569,543    2,553,216
-----------------------------------------------------------------------------------------
Basic earnings per share                             $      .52   $      .72   $      .71
-----------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE
Income available to common shareholders $1,323,880   $1,847,546   $1,805,483
-----------------------------------------------------------------------------------------
Weighted average shares outstanding                   2,561,343    2,569,543    2,553,216
   Diluted effect of stock options                           --       19,960       30,415
-----------------------------------------------------------------------------------------
Total weighted average shares outstanding             2,561,343    2,589,503    2,583,631
-----------------------------------------------------------------------------------------
Diluted earnings per share                           $      .52   $      .71   $      .70
-----------------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


12. EMPLOYEE BENEFIT PLANS

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

YEAR ENDED MARCH 31,                                   2000         1999         1998
---------------------------------------------------------------------------------------

NET PERIODIC PENSION COST
Service cost - benefits earned during the period   $  74,653    $  75,192    $  46,902
Interest cost on projected benefit obligations        48,874       42,780       39,573
Actual return on plan assets                         (39,563)     (38,281)     (38,146)
Net amortization and deferral                        (10,954)     (11,604)      (7,275)
---------------------------------------------------------------------------------------
                                                   $  73,010    $  68,087    $  41,054
---------------------------------------------------------------------------------------

ACCUMULATED BENEFIT OBLIGATION

Vested benefits $511,450                            $511,450    $ 471,078    $ 520,012
Non-vested benefits                                   23,503       13,755        9,945
---------------------------------------------------------------------------------------

                                                   $ 534,953    $ 484,833    $ 529,957
---------------------------------------------------------------------------------------

YEAR ENDED MARCH 31,                                 2000            1999
--------------------------------------------------------------------------------
ACCRUED PENSION COST

Projected benefit obligation                     $ 700,531       $ 694,077
Fair value of plan assets, primarily
  IPG insurance contracts                          719,060         616,206
--------------------------------------------------------------------------------
Assets in excess (deficit) of projected
  benefit obligation                                18,529         (77,871)
Unrecognized prior service cost                      9,304          12,404
Unrecognized net (gain) loss                       (27,740)         62,256
Unrecognized net asset                             (33,063)        (41,330)
--------------------------------------------------------------------------------
                                                 $ (32,970)      $ (44,541)
--------------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following assumed rates were used in determining the projected benefit obligations:

YEAR ENDED MARCH 31,                                     2000         1999
--------------------------------------------------------------------------------

Weighted average discount rate                           8.0%         6.8%
--------------------------------------------------------------------------------

Expected long-term rate of return on
  plan assets                                            7.5%         7.5%
--------------------------------------------------------------------------------

Increase in future compensation levels                   5.0%         5.0%
--------------------------------------------------------------------------------

The measurement dates used to value the plan assets were December 31, 1999, and 1998.

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

Profit-sharing, pension plan, and retirement expenses were $154,400, $92,000, and $50,000 for the years ended March 31, 2000, 1999, and 1998, respectively.

13. STOCK OPTION PLAN

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

YEAR ENDING MARCH 31,                      2000                           1999                          1998
----------------------------------------------------------------------------------------------------------------------
                                               Weighted-                      Weighted-                      Weighted-
                                               average                        average                        average
                                               exercise                       exercise                       exercise
                                Shares          price          Shares          price          Shares          price
----------------------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year            228,300         $11.87         165,450         $10.80         127,300         $ 9.57
Granted                         27,500           9.90          79,450          12.48          47,000          13.58
Forfeited                      (12,850)         11.88         (11,600)          9.66          (8,750)          6.52
Exercised                           --             --          (5,000)         12.19            (100)         10.00
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  end of year                  242,950         $11.65         228,300         $11.87         165,450         $10.80
----------------------------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during the year ended March 31, 2000 was $2.38.

The Corporation applies Accounting Principals Board Opinion 25 in accounting for stock options granted to employees. Had compensation expense been determined based upon the fair value of the awards at the grant date and consistent with the method under Statement of Financial Accounting Standards 123, the Corporation's net earnings and net earnings per share would have been decreased to the pro forma amounts as indicated in the following table:

NET INCOME:                       2000               1999                1998
--------------------------------------------------------------------------------
As reported                   $1,323,880          $1,847,546          $1,805,483
Pro forma                      1,283,921           1,661,854           1,696,279

NET INCOME PER SHARE:     Basic   Diluted   Basic    Diluted   Basic   Diluted
--------------------------------------------------------------------------------
As reported              $0.52     $0.52    $0.72     $0.71    $0.71    $0.70
Pro forma                 0.50      0.50     0.68      0.64     0.66     0.65

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended March 31, 2000: a risk-free interest rate of 5.24%, dividend yield of 2.00%, expected weighted average term of 10 years, and a volatility of 20.00%.


The following table summarizes information about stock options outstanding and exercisable at March 31, 2000.

                                         Options Outstanding
--------------------------------------------------------------------------------
                                               Weighted            Weighted
                                                Average            Average
                                               Remaining           Exercise
                            Number of         Contractual           Price
                              Shares          Life (Years)         Per Share
--------------------------------------------------------------------------------
$ 6.50 - 9.50                 53,500              7.83               $ 8.71
$10.00 - 15.00               189,450              7.49                12.29
--------------------------------------------------------------------------------
                             242,950              7.57               $11.65
--------------------------------------------------------------------------------

14. COMMITMENTS AND CONTINGENCIES

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include single family residences, other residential property, commercial property and land. At March 31, 2000, the Corporation had outstanding commitments to originate loans with variable interest rates of approximately $7,151,000 and loans with fixed rates of approximately $5,694,000. In addition, unused lines of credit amounted to approximately $3,352,000 at March 31, 2000.

LEASES

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

        Year Ending
         March 31                    Amount
--------------------------------------------------------------------------------
          2001                     $ 224,000
          2002                       231,000
          2003                       198,000
          2004 and thereafter        808,000
--------------------------------------------------------------------------------
                                  $1,461,000
--------------------------------------------------------------------------------

Total lease expense was $219,000, $157,000, and $31,200 for the years ended March 31, 2000, 1999, and 1998, respectively.

In the normal course of business, the Corporation has entered into employment agreements with certain officers of the Bank.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Condensed quarterly financial data is shown as follows: (Dollars in thousands except per share data)

YEAR ENDED MARCH 31, 2000
--------------------------------------------------------------------------------
                                       First    Second     Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
Total interest income                 $ 3,631   $ 3,857   $ 4,433   $ 4,219
Total interest expense                  1,860     1,979     2,411     2,466
--------------------------------------------------------------------------------
Net interest income                     1,771     1,878     2,022     1,753
Provision for loan losses                  69       110       122       (18)
--------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                       1,702     1,768     1,900     1,771
Other income                            1,089       867       935       606
Other expenses                          1,924     1,953     2,219     2,449
--------------------------------------------------------------------------------
Income before income (loss) taxes         867       682       616       (72)
Income tax expense (benefit)              356       312       185       (83)
--------------------------------------------------------------------------------
Net income                            $   511   $   370   $   431    $   11
--------------------------------------------------------------------------------
Earnings per share
  Basic                               $   .20   $   .14   $   .17    $  .01
  Diluted                             $   .20   $   .14   $   .17    $  .01
--------------------------------------------------------------------------------


YEAR ENDED MARCH 31, 1999
--------------------------------------------------------------------------------
                                       First    Second     Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
Total interest income                 $3,551   $3,557   $3,574   $3,567
Total interest expense                 1,815    1,838    1,899    1,781
--------------------------------------------------------------------------------
Net interest income                    1,736    1,719    1,675    1,786
Provision for loan losses                 75       25       36      224
--------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                      1,661    1,694    1,639    1,562
Other income                             395      397    1,029      826
Other expenses                         1,173    1,427    1,635    1,793
--------------------------------------------------------------------------------
Income before income taxes               883      664    1,033      595
Income tax expense                       376      291      420      241
--------------------------------------------------------------------------------
Net income                            $  507   $  373   $  613   $  354
--------------------------------------------------------------------------------
Earnings per share
  Basic                               $  .20   $  .14   $  .24   $  .14
  Diluted                             $  .19   $  .13   $  .24   $  .15
--------------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16. CONDENSED FINANCIAL INFORMATION OF THE CORPORATION (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

MARCH 31,                                               2000             1999
--------------------------------------------------------------------------------

ASSETS
Investment in the Bank, at equity                   $23,957,601      $23,613,677
Cash                                                    161,712          651,510
Prepaid expenses and other assets                        88,850           53,250
--------------------------------------------------------------------------------
                                                    $24,208,163      $24,318,437
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                         $        --      $        --
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Common stock                                           25,115           25,721
  Additional paid-in capital                          4,782,029        4,897,207
  Retained earnings                                  19,401,019       19,395,509
--------------------------------------------------------------------------------

Total stockholders' equity                           24,208,163       24,318,437
--------------------------------------------------------------------------------

                                                    $24,208,163      $24,318,437
--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME

YEAR ENDED MARCH 31,                                 2000           1999          1998
-------------------------------------------------------------------------------------------
INCOME
  Dividend from Bank                             $ 1,000,000    $        --    $        --
  Interest income                                     14,089          9,333             --
-------------------------------------------------------------------------------------------
Total income                                       1,014,089          9,333             --
-------------------------------------------------------------------------------------------
NONINTEREST EXPENSES                                 (46,399)       (42,535)       (55,652)
-------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
    NET INCOME OF THE BANK                           967,690        (33,202)       (55,652)
Equity in undistributed net income of the Bank       343,924      1,868,145      1,840,010
-------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         1,311,614      1,834,943      1,784,358
Income expense (benefit)                             (12,266)       (12,603)       (21,125)
-------------------------------------------------------------------------------------------
NET INCOME                                       $ 1,323,880    $ 1,847,546    $ 1,805,483
-------------------------------------------------------------------------------------------

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY


16. CONDENSED FINANCIAL INFORMATION OF THE CORPORATION (PARENT COMPANY ONLY) (CONTINUED)


CONDENSED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31                                         2000          1999           1998
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                             $ 1,323,880    $ 1,847,546    $ 1,805,483
Adjustments
    Equity in undistributed income of the Bank            (343,924)    (1,868,145)    (1,840,010)
    (Increase) decrease in prepaid and other assets        (35,600)       (12,603)       (21,128)
-------------------------------------------------------------------------------------------------

Net cash provided (absorbed) by operating activities       944,356        (33,202)       (55,655)
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Net cash provided by investing activities                       --             --             --
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Cash dividends paid on common stock                     (819,493)      (796,410)      (715,058)
  Repurchase common stock                                 (614,661)            --             --
  Stock options exercised                                       --        123,700         57,001
-------------------------------------------------------------------------------------------------

Net cash absorbed by financing activities               (1,434,154)      (672,710)      (658,057)
-------------------------------------------------------------------------------------------------

DECREASE IN CASH                                          (489,798)      (705,912)      (713,712)
CASH, beginning of year                                    651,510      1,357,422      2,071,134
-------------------------------------------------------------------------------------------------

CASH, end of year                                      $   161,712    $   651,510    $ 1,357,422
-------------------------------------------------------------------------------------------------

                                                         STOCKHOLDER INFORMATION

CORPORATE PROFILE
--------------------------------------------------------------------------------

     Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federally-chartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of Community Bank. In 1996, the Community Financial changed its place of incorporation to the Commonwealth of Virginia from the State of Delaware.

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

     Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton, Virginia 24401, a second Staunton office at 101 Community Way, Staunton, Virginia 24401, a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477 and two Virginia Beach offices at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road, Virginia Beach, Virginia. The Bank's subsidiary, Community First Mortgage Corporation, conducts business at 9201 Arboretum Parkway, Suite 210, Richmond, Virginia 23236.

FORM 10-KSB REPORT
--------------------------------------------------------------------------------

     A copy of our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000 including financial statements, as filed with the SEC, will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

INDEPENDENT AUDITORS                       LEGAL COUNSEL
                                           Nelson, McPherson, Summers & Santos
BDO Seidman, LLP                           12 North New Street
300 Arboretum Place                        Staunton, Virginia  24401
Suite 520
Richmond, Virginia  23236                  Silver, Freedman & Taff, L.L.P.
                                           1100 New York Avenue, N.W.
MARKET MAKERS                              7th Floor-East
                                           Washington, D.C.  20005
Scott & Stringfellow, Inc
Knight Securities L.P.                     Williams, Mullen, Christian & Dobbins
Anderson & Strudwick, Inc.                 Two James Center
Sandler O'Neill & Partners                 1021 East Cary Street
                                           Richmond, Virginia 23210
TRANSFER AGENT
Community  Bank
acts as Transfer Agent for
Community Financial Corporation

COMMUNITY FINANCIAL CORPORATION AND SUBSIDIARY



COMMON STOCK

     As of May 31, 2000, there were approximately 553 holders of record of Community Financial common stock. Community Financial common stock is traded on the Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

     The following tables present the Corporation's high, low, and closing prices as reported by the Nasdaq Small Cap Market during the last two fiscal years and the dividends declared by us for the stated periods.


Fiscal 2000               High          Low         Close    Dividend Declared
                          ----          ---         -----    -----------------

June 1999                $11.50       $10.75       $11.50       $  .08
September 1999            12.00        10.25        10.63          .08
December 1999             12.00         9.00        10.13          .08
March 2000                11.50         9.63         9.63          .08


Fiscal 1999               High          Low         Close    Dividend Declared
                          ----          ---         -----    -----------------

June 1998                $16.38       $14.50       $15.00       $  .07
September 1998            15.00        10.75        12.50          .08
December 1998             12.50        11.00        11.88          .08
March 1999                11.88        10.75        10.75          .08



     Dividend payment decisions are made by the Board of Directors of Community Financial with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 8 of the Notes to Consolidated Financial Statements contained in this Annual Report.

[TWO PICTURES]      [COMMUNITY FIRST MORTGAGE CORPORATION LOGO]


Community First Mortgage Corporation Employees
Tony Bottoms
President

Harril Whitehurst
Executive Vice-President

June Bethea
Kerri Bliss
Lorey Bowles
Karen Brown
Debbie Clendenin
Lisa Collins
Mary Jean Davis
Steve Davis
Tom Gill
Carol Harris
Bobbi Heath
Clayton Hicks
Lisa Kurtz
Jason Marrugi
Julie Miller
Susan Miller
Rick Perkins
Sandy Redd
Cheryl Simpson
Molly Stout
Becky Tinsley
Chris Vick

DURING THE FISCAL YEAR ENDING MARCH 31, 2000 Community First Mortgage Corporation closed over $78.3 million in permanent residential mortgage loans. Approximately 53% of those new loans were originated by the Mortgage Corporation's retail division, which has offices in Staunton/Waynesboro, Richmond and Virginia Beach. The Company's wholesale division originated the remaining loan volume. However, due to the sharp increase in interest rates that occurred during the year, the determination was made in December to cease the wholesale lending operations.

During the year, the Company hired two experienced loan officers in the Richmond market, Christopher S. Vick and Thomas A. Gill. These two successful and highly motivated individuals have already made significant contributions to the Company's retail loan production during the year.

In May of 1999, Community First established a construction lending division to serve the needs of the medium-sized builders in the Richmond market. In cooperation with the Company's retail mortgage lending division, the construction lending division attracted many excellent local builders and developed and implemented a very attractive construction to permanent loan product. At fiscal year end the construction lending division had originated over $10.0 million in construction loans, with $7.7 million in outstanding commitments and $2.8 million disbursed.