Form 10KSB, Exhibit 13
period 2001-03-31
COMMUNITY FINANCIAL CORP /DE/
filed 2001-06-29
CIK 850606

Selected Consolidated Financial Data community financial 2001 ANNUAL REPORT
	At March 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Selected Financial Condition Data:
Total assets	$270,176	$243,077	$200,810	$183,894	$167,707
Loans receivable, net	214,558	189,701	171,414	162,471	148,905
Investment securities & other earning assets (1)	44,421	38,074	17,020	8,976	9,865
Real estate owned, net	451	823	352	303	173
Deposits	174,307	158,568	153,015	138,164	116,595
Advances and other borrowed money	67,422	57,000	19,000	18,000	26,000
Stockholders' equity	25,805	25,394	26,384	25,515	23,337

	Year Ended March 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Selected Operations Data:
Total interest income	$ 20,047	$ 16,154	$ 14,258	$ 13,949	$12,778
Total interest expense	11,914	8,715	7,332	7,316	6,536
Net interest income	8,133	7,439	6,926	6,633	6,242
Provision for loan losses	320	283	360	498	180
Net interest income after provision for loan losses	7,813	7,156	6,566	6,135	6,062
Service charges and fees on loans	2,811	2,410	1,328	757	510
Gain on sale of securities	-	601	1,225	-	-
Other noninterest income (2)	88	185	85	9	9
Noninterest expenses	8,241	8,258	6,028	4,017	3,806(3)
Income before income taxes	2,471	2,094	3,176	2,884	2,775
Income taxes	728	770	1,328	1,079	1,040
Net income	$ 1,743	$ 1,324	$ 1,848	$ 1,805	$ 1,735

	At or For the Year Ended March 31,
	2001	2000	1999	1998	1997
Other Data:
Average interest-earning assets to average interest-bearing liabilities	107.04%	107.30%	111.43%	111.47%	112.70%
Average interest rate spread during year	2.96	3.30	3.45	3.42	3.49
Non-performing assets to total assets	.43	.52	.76	.51	.40
Return on assets (ratio of net income to average total assets)	.68	.60	.96	1.03	1.06
Return on equity (ratio of net income to average equity)	6.81	5.11	7.12	7.39	7.67
Equity-to-assets ratio (ratio of average equity to average assets)	9.97	11.66	13.52	13.89	13.81

Per Share Data:
Net income - diluted	$ .72	$ .52	$ .71	$ 0.70	$ .68
Book value	10.99	10.11	10.26	9.97	9.15
Dividends	.32	.32	.31	.28	.27
Dividend payout ratio	44.75%	61.90%	43.11%	39.60%	38.69%
Number of full-service offices	6	6	5	4	4

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items.
(3) Includes a special one-time assessment of approximately $671,000 to capitalize the SAIF insurance fund.

NEXT PAGE

President's Letter community financial 2001 ANNUAL REPORT
Dear Stockholder:

This past year has been one of continued growth and improved earnings for Community Financial. Despite uncertain financial markets and a slowing national economy, Community Financial had earnings of $1,743,000 or $0.72 per diluted share as compared to $1,324,000 or $0.52 per diluted share for the fiscal year ended March 31, 2000, a 32% increase. More significantly, core earnings (earnings before non-recurring income and expense items) improved by 65%, from $1,059,000 or $0.42 per diluted share to $1,743,000 or $0.72 per diluted share for the fiscal year ended March 31, 2001. The increase in earnings for the past year was attributable primarily to increases in both net interest income and fees on loans and deposits, as the average balances of both increased during the fiscal year.

Although the business environment was challenging during the year, we experienced healthy increases in both loans and deposits. Net loans increased from $189.7 million on March 31, 2000, to $214.5 million on March 31, 2001, a 13% increase, and deposits increased from $158.6 million on March 31, 2000 to $174.3 million on March 31, 2001, a 10% increase.

Community Financial is continuing to benefit from its expansion into the Hampton Roads market of Virginia. The region continues to grow and add to the profitability of the Company contributing approximately 21% of the gross interest on loans this past year. We are also pleased to report that Community Bank's wholly owned subsidiary, Community First Mortgage Corporation, has contributed to our profitability this year which is particularly encouraging since the mortgage market was soft during a good part of the fiscal year due to higher interest rates.

Our newest office on Richmond Road in Staunton has enjoyed excellent growth during its first full year of operation with deposits in excess of $9.5 million. A large number of these accounts are with new customers of	[PICTURE OF JAMES R. COOKE, JR.]

[PICTURE OF P. DOUGLAS RICHARD]

Community Bank, thus we are increasing our market share while providing an additional convenience for our customers. We were very pleased that we were able to deliver increased earnings during this fiscal year despite having to absorb start-up costs and expenses associated with our newest location. We will continue to evaluate additional opportunities to improve our products and services and to enhance our branch network, however, when making these decisions we must be mindful of the need to protect our earnings trend.

Last year your Board and Management made a commitment to pause and refocus our energies on improving profitability. We hope you feel that we have begun the process to accomplish that goal. Maintaining controlled but profitable growth continues to be our main focus as we begin the coming year. Our staff has worked diligently this past year and is dedicated to the continued success of the Company.

Our greatest concern for fiscal year 2002 is the risk of an economic correction. Company performance reflects the economic environment, so a continued downturn could adversely impact our business. We feel that the Federal Reserve's aggressive reduction in interest rates will benefit our Company, and stabilize the economy resulting in the potential for continued improvement in Community Financial's earnings for fiscal year 2002.

NEXT PAGE

President's Letter community financial 2001 ANNUAL REPORT
[BAR GRAPH] EARNINGS PER SHARE Dollars 1997 0.68 0.85* 1998 0.70 1999 0.71 2000 0.52 2001 0.72 Year Ended March 31 * EPS before one-time assessment to recapitalize SAIF	[BAR GRAPH] NET INCOME Dollars in Thousands 1997 1,735 2,151* 1998 1,805 1999 1,848 2000 1,324 2001 1,743 Year Ended March 31 * Net Income Before One Time Assessment to Recapitalize SAIF

[BAR GRAPH] STOCKHOLDERS' EQUITY TO AVERAGE ASSETS Percentage 1997 13.81 1998 13.89 1999 13.52 2000 11.66 2001 9.97 Year Ended March 31	[BAR GRAPH] TOTAL ASSETS Dollars in Thousands 1997 167,707 1998 183,894 1999 200,810 2000 243,077 2001 270,176 Year Ended March 31

Our operating results for the year give us confidence that Community Bank will continue to profitably provide the same friendly, personalized service and competitive products that the communities we serve have enjoyed and come to expect for the past 73 years. We would like to thank our dedicated employees, leaders on the board, our customers, and shareholders for their commitment and support.
/s/ James R. Cooke, Jr. James R. Cooke, Jr. Chairman of the Board	/s/ P. Douglas Richard P. Douglas Richard President & CEO

NEXT PAGE

Board of Directors and Officers community financial 2001 ANNUAL REPORT	[PICTURE]

Pictured front row, left to right: P. Douglas Richard, Jane C. Hickok, James R. Cooke, Jr., D.D.S. Back row, left to right: Charles F. Andersen, M.D., Dale C. Smith, Charles W. Fairchilds, Morgan N. Trimyer, Jr.

Hampton Roads Board of Directors

[PICTURE]

Pictured, left to right: Chris P. Kyriakides, Robert M. Thornton, William R. Waddell, James R. Cooke, Jr., Berard Harrison, P. Douglas Richard, Leslie Watson. Not pictured: Morgan N. Trimyer, Jr.
Board of Directors

Charles F. Anderson, M.D. Dr. Anderson is an orthopedic surgeon in private practice in Waynesboro, Virginia.

James R. Cooke, Jr., D.D.S. Dr. Cooke has been a practicing dentist in Staunton, Virginia since 1965.

Charles W. Fairchilds. Mr. Fairchilds has been the President of Allied Ready Mix Co., a concrete company located in Waynesboro, Virginia since 1987.

Jane C. Hickok. Mrs. Hickok was elected Vice Chairman of the Board in October 1994 and secretary of Community Financial in October 1998. She retired as President and Chief Executive Officer of Community Bank in October 1994 after serving since 1984. Mrs. Hickok also retired as President and Chief Executive Officer of Community Financial in January 1995, but continues to serve as a director of Community Financial and Community Bank. Mrs. Hickok was elected as a director of Community Bank in 1983 and as a director of Community Financial in 1990 when it became the holding company of Community Bank.

P. Douglas Richard. Mr. Richard was appointed the Acting President and Chief Executive Officer of Community Financial and Community Bank on January 12, 2000, and became the President and Chief Executive Officer of Community Financial and Community Bank on April 26, 2000. He was appointed to the Board of Directors of Community Financial on April 26, 2000. From January 1, 1997, to January 12, 2000, Mr. Richard was a Senior Vice President of Community Bank. From December 1993 to January 1996, he was President and Chief Executive Officer of Seaboard Bancorp.

Dale C. Smith. Mr. Smith is the General Manager and Chief Executive Officer of Augusta Cooperative Farm Bureau, Inc., a farm supply and retail store.

Morgan N. Trimyer, Jr. Mr. Trimyer has served as Vice President and Partner of Welton, Duke & Hawks, Inc., an insurance company headquartered in Portsmouth, Virginia, since 1984. He is also Vice President of Valley Insurance Agency, Inc., located in Lexington, Virginia, and has 30 years of experience in the insurance industry in Virginia.

Officers
P. Douglas Richard	President & CEO
R. Jerry Giles	Chief Financial Officer
Benny N. Werner	Senior Vice President
Norman C. (Butch) Smiley, III	Vice President/Chief Lending Officer
Patsy D. Clem	Controller/Vice President
Chris P. Kyriakides	Regional President
Robert M. (Bobby) Hoffman	Regional Vice President
Jane P. Orem	Regional Vice President
Kathy H. Willis	Regional Vice President
Dianne F. Campbell	Assistant Vice President
Gary L. Davenport	Assistant Vice President
Kay T. Dean	Assistant Vice President
Danny R. Fields	Assistant Vice President
Darlene A. Hall	Assistant Vice President
Virginia M. McCormack	Assistant Vice President
Ramona W. Savidge	Assistant Vice President
Thomas R. Wagner	Assistant Vice President
Joe P. Zakaib	Assistant Vice President
Teresa M. Layne	Branch Officer
Martha B. Chandler	Assistant Secretary

NEXT PAGE

Management's Discussion & Analysis of Operations community financial 2001 ANNUAL REPORT

Introduction

       Community Financial Corporation ("Community Financial") is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial and to Community First Mortgage Corporation, a wholly-owned subsidiary of Community Bank. References in this report to "we,""us" and "our" refer to Community Financial and/or Community Bank as the context requires.

       Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision, Department of the Treasury and the Federal Deposit Insurance Corporation.

       Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits and borrowings with short-and medium-term maturities, mature or reprice more rapidly, or on a different basis, than our interest-earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets maybe beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other non-interest income. Our net income is also affected by, among other things, gains on sale of loans, mortgage-backed securities and investment securities, fee income, provision for loan and real estate losses, operating expenses and income taxes.

Asset/LiabilityManagement

       Management believes it is important to manage the relationship between interest rates and the effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, and also within limits established by the Board of Directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

       Presented in the following table, as of March 31, 2001 and 2000, is an analysis of our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board global policy limits and in accordance with Office of Thrift Supervision regulations, based on the assumptions described below. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans decline due to both the rate increase and slowing prepayments. When interest rates decline, we do not experience a significant rise in market value for fixed-rate loans because borrowers prepay at relatively high rates. The value of our deposits and borrowings changes in approximately the same proportion in rising or falling rate scenarios.

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT
		March 31, 2001		March 31, 2000
Change in Interest Rate (Basis Points)	Board Limit % Change	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV

(Dollars in Thousands)
+300	-40%	$-5,800	-18%	$-10,701	-36%
+200	-30	-3,874	-12	-6,883	-23
+100	-20	-2,744	-9	-3,261	-11
-0-	-	-	-	-	-
-100	-20	1,499	5	2,345	8
-200	-30	2,930	9	3,832	13
-300	-40	4,638	15	5,588	19

       Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long term credit products and short term savings products. Management has taken action to counter the effects of this trend. A significant effort has been made to reduce the duration and average life of our interest earning assets. As of March 31, 2001, approximately 54% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable rate mortgage loans and have increased our portfolio of short-term consumer loans. Longer term fixed-rate mortgage loans, 20 to 30 years, are generally sold in the secondary market. We are currently originating fixed-rate loans for immediate sale only through our subsidiary, Community First Mortgage.

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

       As with any method of measuring interest rate risk, certain short-comings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of pre-payments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT

Average Balances, Interest Rates and Yields

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on a monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended March 31,
	2001			2000			1999
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in Thousands)
Interest-Earning Assets

Loans	$204,475	$17,347	8.48%	$178,801	$14,566	8.15%	$162,861	$13,666	8.40%
Investment securities and other investments	41,737	2,700	6.48	27,254	1,588	5.83	13,459	592	4.40
Total interest-earning assets	246,212	20,047	8.14	206,055	16,154	7.84	176,320	14,258	8.09

Interest-Bearing Liabilities

Deposits	164,959	7,710	4.67	151,057	6,380	4.22	141,789	6,387	4.50
FHLB advances and other borrowings	65,055	4,204	6.46	40,985	2,336	5.70	16,445	945	5.75
Total interest- bearing liabilities	230,014	11,914	5.18	192,042	8,716	4.54	158,234	7,332	4.64

Net interest income/ interest rate spread		$8,133	2.96		$7,438	3.30		$6,926	3.45

Net interest-earning assets/net yield on interest-earning assets	$16,198		3.30	$14,013		3.61	$18,086		3.93

Percentage of interest- earning assets to interest- bearing liabilities	107.04%			107.30%			111.43%

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT

The following table sets forth our interest rate spread at the dates indicated.

	March 31,
	2001	2000	1999

Yield on
Loans	8.43%	8.36%	8.02%
Investment securities and other investments	6.17%	6.36%	4.50%
Total interest-earning assets	8.05%	8.03%	7.74%

Cost of
Deposits	4.83%	4.27%	4.32%
FHLB advances and other borrowings	5.19%	6.49%	5.60%
Total interest-bearing liabilities	4.93%	4.86%	4.46%

Interest rate spread	3.12%	3.17%	3.28%

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

	Year Ended March 31,
	2001 v. 2000			2000 v. 1999
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)
Interest-Earning Assets
Loans	$2,135	$ 646	$2,781	$1,299	$ (399)	$ 900

Investments securities and other investments	840	272	1,112	804	192	996
Total interest-earnings assets	$2,975	$ 918	$3,893	$2,103	$ (207)	$1,896
Interest-Bearing Liabilities
Deposits	$ 649	$ 681	$1,330	$ 391	$ (398)	$ (7)
FHLB advances and other borrowings	1,374	494	1,868	1,398	(7)	1,391
Total interest-bearing liabilities	$2,023	$1,175	$3,198	$1,789	$ (405)	$1,384
Net interest income			$ 695			$ 512

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT

Asset Quality

       Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

       At March 31, 2001, total non-performing assets, consisting of non-performing loans and real estate owned, were $1,156,000 or .43% of total assets compared to $1,271,000 or .52% at March 31, 2000. Non-performing assets at March 31, 2001 were comprised primarily of single family and multi-unit residential properties delinquent 90 days or more. At March 31, 2001, the largest property in non-performing assets was a single-family residential loan with an approximate value of $111,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general no assurances can be given that our level of non-performing assets may not increase in the future.

       We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the allowance at least quarterly, utilizing our internal loan classifications system. During fiscal 2001, we increased our allowance for loan losses $259,000 to $1,478,000 due primarily to the growth in loans. Management believes that the loan loss reserve is adequate. We have had net charge-offs to our allowance for loan losses of $61,000, $381,000, and $161,000, for the years ended March 31, 2001, 2000 and 1999, respectively. The decrease in net charge-offs from 2000 to 2001 is related primarily to decreased foreclosures and increased recoveries in fiscal 2001. Although management believes it uses the best information available, future adjustments to reserves may be necessary.

Financial Condition

       Total assets increased $27.1million to $270.2 million at March 31, 2001 as a result of increases in both investment securities of $5.3 million and loans receivable, net of $24.9 million. The increase in both loans receivable, net and investment securities was funded by increases in both borrowings of $10.4 million and deposits of $15.7 million. The increase in deposits can be attributed primarily to an increase in time deposits of $18.6 million. Management believes the increase in time deposits is primarily attributable to maintaining competitive rates. The increase in loans receivable was due primarily to more competitive pricing on consumer loans.

       Stockholders' equity increased $411,000 to $25.8 million at March 31, 2001 compared to March 31, 2000. The increase was the result of $1.74 million of net income and an increase in net unrealized gains of $950,000 on available for sale securities, offset by dividends paid to stockholders of $780,000 and common stock repurchased of $1.5 million in fiscal 2001.

Results of Operations

       Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Comparison of Years Ended March 31, 2001 and 2000

       General. Net income for the year ended March 31, 2001 was $1,743,000 or $.72 diluted earnings per share compared to $1,324,000 or $.52 diluted earnings per share for the year ended March 31, 2000. Net income increased due primarily to an increase in net interest income of $695,000.

       Our return on average assets was .68% for the fiscal year ended 2001compared to .60% for the fiscal year ended 2000. Return on average equity was 6.81% for fiscal year ended 2001 compared to 5.11% for the fiscal year ended 2000. Average equity to average assets was 9.97%for the fiscal year ended 2001 compared to 11.66% for the fiscal year ended 2000. We paid dividends to stockholders of $780,000 during 2001 and $819,000 during fiscal

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT

2000 representing a dividend payout ratio of 44.75% and 61.90%, respectively.

       Interest Income. Total interest income increased to $20,047,000 for the year ended March 31, 2001as compared to $16,154,000 for the year ended March 31, 2000. The increase in total interest income can be attributed to both increases in the average dollar volume of interest-earning assets, primarily $14.5 million in investment securities and $25.7 million in loans receivable and an increase in the yield on interest earning assets. Average yields on total interest-earning assets increased from 7.84% in fiscal 2000 to 8.14% for the current fiscal year due primarily to a higher market interest rate environment.

       Interest Expense. Total interest expense increased to $11,914,000 for the year ended March 31, 2001 from $8,716,000 for the year ended March 31, 2000. The increase in total interest expense is attributable to increases in both the average dollar volume of interest-bearing liabilities of $38.0 million and the cost of interest-bearing liabilities. The cost of funds increased from 4.54% for the year ended March 31, 2000 to 5.18% for the current year. The increase in deposit balances was due primarily to an increase in certificates of deposit for the current fiscal year.

       Provision for Loan Losses. The provision for loan losses increased to $321,000 for the fiscal ended March 31, 2001 from $283,000 for the fiscal year ended March 31, 2000 due primarily to an increase in loan growth for fiscal 2001. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 2001, the total allowance for loan losses amounted to $1,478,000. At March 31, 2001, our total allowance as a percentage of total loans receivable was .68%and as a percentage of total non-performing loans was 128%.

       Noninterest Income. Noninterest income decreased to $2,899,000 in fiscal 2001 as compared to $3,196,000 for the year ended March 31, 2000, primarily due to a $601,000 decrease in gain on sale of securities, offset by increased fees and gains on sale of secondary mortgage loans of $244,000 by Community First Mortgage Corporation, the bank's mortgage subsidiary.

       Noninterest Expense. Total non interest expense decreased slightly to $8,241,000 for the year ended March 31, 2001 from $8,258,000 for the year ended March 31, 2000 due primarily to a $359,000 decrease in compensation expense offset by a $279,000 increase in occupancy expense.

       Taxes. Total taxes decreased to $728,000 during the year ended March 31, 2001 from $770,000 during fiscal 2000. The effective tax rate for the year ended March 31, 2001 was 29.4% as compared to 36.8% for the year ended March 31, 2000. The decrease in taxes is attributable primarily to both an increase in tax preferenced income and a change in bad debt losses.

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

       Our return on average assets was .60% for the fiscal year ended 2000 compared to .96% for the fiscal year ended 1999. Return on average equity was 5.11% for fiscal year ended 2000 compared to 7.12% for the fiscal year ended 1999. Average equity to average assets was 11.66% for the fiscal year ended 2000 compared to13.52% for the fiscal year ended 1999. We paid dividends to stockholders of $819,000 during 2000 and $796,000 during fiscal 1999 representing a dividend payout ratio of 61.90% and 43.11%, respectively.

       Interest Income. Total interest income increased to $16,154,000 for the year ended March 31, 2000 as compared to $14,258,000 for the year ended March 31, 1999. The increase in total interest income can be attributed to an increase in the average dollar volume of interest-earning assets, primarily $13.8 million in investment securities and $15.9 million in loans receivable, which was offset by a decrease in the average yield on interest earning assets. Average yields on total interest-earning assets decreased from 8.09% in fiscal 1999 to

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT

7.84% for fiscal 2000 due primarily to a more competitive and lower rate environment.

       Interest Expense. Total interest expense increased to $8,716,000for the year ended March 31, 2000 from $7,333,000 for the year ended March 31, 1999. While the cost of funds decreased from 4.64% for the year ended March 31, 1999 to 4.54% for fiscal 2000, the increase in interest expense is attributable to increases in both the average balance of borrowings and deposits during the fiscal year. The increase in deposit balances was due primarily to increases in certificates of deposit for fiscal 2000.

       Provision for Loan Losses. The provision decreased to $283,000 for the fiscal year ended March 31, 2000 from $360,000 for the fiscal year ended March 31, 1999 due primarily to a decrease in non-performing assets for fiscal 2000. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve was adequate. As of March 31, 2000, the total allowance for loan losses amounted to $1,218,000. At March 31, 2000, our total allowance as a percentage of total loans receivable was .64%and as a percentage of total non-performing loans was 96%.

       Noninterest Income. Noninterest income increased to $3,196,000in fiscal 2000 as compared to $2,638,000 for the year ended March 31, 1999, primarily due to increased fees and gains on sale of secondary mortgage loans in the Bank's mortgage subsidiary, offset by a decrease in gain on sale of securities.

       Noninterest Expense. Total noninterest expense increased to $8,258,000 for the year ended March 31, 2000 from $6,028,000 for the year March 31, 1999 due primarily to compensation and other overhead related to Community First Mortgage Corporation's first full year of operation, a contract settlement with a former Community Bank president and the opening of an additional branch in Staunton, Virginia in October 1999.

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

       Liquidity represents our ability to meet our on-going funding requirements for contractual obligations, the credit needs of customers, withdrawal of customers' deposits and operating expenses. Office of Thrift Supervision regulations require each savings association to maintain sufficient liquidity to ensure its safe and sound operation. We believe that we maintain sufficient levels of liquid assets to satisfy our present and future financial obligations. At March 31, 2001, our liquid asset ratio was 8.4%.

       Our dominant source of funds during the year ended March 31, 2001 was from deposits which increased by $15.7 million.

       Our cash decreased $2.3million from $7.4 million at March 31, 2000 to $5.2 million at March 31, 2001. The decrease in cash was related to the increase in securities and loans receivable.

       At March 31, 2001, we had commitments to purchase or originate $10.1 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2001, totaled $106.7 million. Based on our historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other sources of funds will be adequate

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT to meet our foreseeable short- and long-term liquidity needs.

       At March 31, 2001, we had tangible and core capital of 8.21%of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 12.56% of risk weighted assets, which also exceeded its requirement of 8.0%.

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

Accounting Pronouncements

       For a discussion of certain accounting pronouncements implemented by us during fiscal 2001and new pronouncements which will be implemented in the future, see Summary of Accounting Policies to Consolidated Financial Statements.

NEXT PAGE

Community Financial Corporation community financial 2001 ANNUAL REPORT
BDO	BDO Seidman, LLP Accountants and Consultants	300 Arboretum Place, Suite 520 Richmond, Virginia 23236 Telephone: (804) 330-3092 Fax: (804) 330-7753

Report of Independent Certified Public Accountants

To the Board of Directors of
Community Financial Corporation
Staunton, Virginia

       We have audited the accompanying consolidated balance sheets of Community Financial Corporation and subsidiary as of March 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation and subsidiary at March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting procedures generally accepted in the United States of America.

Richmond, Virginia
April 22, 2001

/s/ BDO Seidman, LLP

NEXT PAGE

Community Financial Corporation $amp; Subsidiary community financial 2001 ANNUAL REPORT

Consolidated Balance Sheets

March 31,	2001	2000

Assets
Cash (including interest bearing deposits of approximately $2,697,000 and $1,908,000)	$ 5,168,499	$ 7,424,577
Securities (Note 1)
Held to maturity	29,905,180	27,312,943
Available for sale	8,421,433	6,863,674
Investment in Federal Home Loan Bank stock, at cost (Note 6)	3,150,000	1,950,000
Loans receivable, net (Notes 2 and 6)	214,557,798	189,700,859
Real estate owned, net	451,310	823,002
Property and equipment, net (Note 3)	5,827,020	6,627,869
Accrued interest receivable	1,661,422	1,288,112
Prepaid expenses and other assets	1,032,871	1,086,330

	$270,175,533	$243,077,366

Liabilities and Stockholders' Equity
Liabilities
Deposits (Note 4)	$174,307,472	$158,568,275
Advances from Federal Home Loan Bank (Note 6)	63,000,000	37,000,000
Securities sold under agreement to repurchase (Note 7)	4,422,389	20,000,000
Advance payments by borrowers for taxes and insurance	293,168	226,195
Other liabilities (Notes 8 and 12)	2,347,815	1,888,821

Total liabilities	244,370,844	217,683,291

Commitments and Contingencies (Notes 12, 13, and 14)

Stockholders' Equity (Notes 10 and 13)
Preferred stock, $.01 par value, authorized 3,000,000 shares, none outstanding	-	-
Common stock, $.01 par value, 10,000,000 authorized shares, 2,348,832 and 2,511,526 shares outstanding	23,488	25,115
Additional paid-in capital	4,500,450	4,782,029
Retained earnings	19,144,552	19,401,019
Accumulated other comprehensive income (Note 9)	2,136,199	1,185,912

Total stockholders' equity	25,804,689	25,394,075

	$270,175,533	$243,077,366

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

Consolidated Statements of Income

Year Ended March 31,	2001	2000	1999

Interest income
Loans	$17,347,457	$14,565,894	$13,665,754
Investment securities	2,522,462	1,448,006	348,965
Other investments	177,337	140,048	243,468

Total interest income	20,047,256	16,153,948	14,258,187

Interest expense
Deposits (Note 4)	7,709,614	6,380,089	6,387,333
Borrowed money	4,204,419	2,335,487	945,198

Total interest expense	11,914,033	8,715,576	7,332,531

Net interest income	8,133,223	7,438,372	6,925,656
Provision for loan losses (Note 2)	320,635	282,854	360,000

Net interest income after provision for loan losses	7,812,588	7,155,518	6,565,656

Noninterest income
Service charges, fees and commissions	2,408,678	1,366,212	1,327,680
Gain on sale of securities	-	601,412	1,224,721
Gain (loss) on sale of loans	412,650	1,015,447	81,730
Other	77,907	213,400	3,449

Total noninterest income	2,899,235	3,196,471	2,637,580

Noninterest expense
Compensation and employee benefits (Note 12)	4,485,382	4,844,745	3,306,117
Occupancy	1,520,556	1,241,315	826,089
Data processing	164,750	132,051	486,775
Insurance	32,295	72,530	82,317
Other	2,037,783	1,967,601	1,326,435

Total noninterest expense	8,240,766	8,258,242	6,027,733

Income before income taxes	2,471,057	2,093,747	3,175,503

Income taxes (Note 8)
Current	875,002	920,799	1,175,168
Deferred	(147,336)	(150,932)	152,789

Total income taxes	727,666	769,867	1,327,957

Net income	$1,743,391	$1,323,880	$1,847,546

Earnings per share (Notes 11 and 13)
Basic	$ .72	$ .52	$ .72
Diluted	$ .72	$ .52	$ .71

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity

Balance, March 31, 1998	$25,594	$4,773,634	$18,344,373	$2,371,159	$25,514,760
Comprehensive income
Net income	-	-	1,847,546	-	1,847,546
Change in unrealized gain on available for sale securities (Note 9)	-	-	-	(305,868)	(305,868)
Total comprehensive income	-	-	-	-	1,541,678
Cash dividends, $.31 per share	-	-	(796,410)	-	(796,410)
Exercise of stock options (Note 13)	127	123,573	-	-	123,700

Balance, March 31, 1999	25,721	4,897,207	19,395,509	2,065,291	26,383,728
Comprehensive income
Net income	-	-	1,323,880	-	1,323,880
Change in unrealized gain on available for sale securities (Note 9)	-	-	-	(879,379)	(879,379)
Total comprehensive income	-	-	-	-	444,501
Cash dividends, $.32 per share	-	-	(819,493)	-	(819,493)
Repurchase of stock (60,620 shares) (Note 11)	(606)	(115,178)	(498,877)	-	(614,661)

Balance, March 31, 2000	25,115	4,782,029	19,401,019	1,185,912	25,394,075
Comprehensive income
Net income	-	-	1,743,391	-	1,743,391
Change in unrealized gain on available for sale securities (Note 9)	-	-	-	950,287	950,287
Total comprehensive income	-	-	-	-	2,693,678
Cash dividends, $.32 per share	-	-	(780,102)	-	(780,102)
Exercise of stock options (Note 13)	60	38,940	-	-	39,000
Repurchase of stock (168,774 shares) (Note 11)	(1,687)	(320,519)	(1,219,756)	-	(1,541,962)

Balance, March 31, 2001	$23,488	$4,500,450	$19,144,552	$2,136,199	$25,804,689

Consolidated Statements of Cash Flows

Year Ended March 31,	2001	2000	1999

Operating activities
Net income	$ 1,743,391	$ 1,323,880	$ 1,847,546
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	320,635	282,854	360,000
Depreciation	742,575	715,219	394,438
Amortization of premium and accretion of discount on securities, net	(65,031)	3,662	5,238
Increase (decrease) in net deferred loan origination fees	(69)	(81,228)	21,510
Loans originated for sale	(59,763,000)	(59,081,330)	(19,528,255)
Proceeds from loan sales	58,675,000	59,083,634	19,130,400
			(continued)

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

Consolidated Statements of Cash Flows (continued)

Deferred income taxes	347,349	(401,119)	(46,012)
Gain on sale of securities	-	(601,412)	(1,224,721)
(Increase) decrease in other assets	(319,851)	(124,425)	(720,091)
Increase in other liabilities	178,618	104,920	241,986

Net cash provided by operating activities	1,859,617	1,224,655	482,039

Investing activities
Proceeds from maturities of held to maturity securities	2,162,552	6,237,420	1,829,429
Purchase of held to maturity securities	(5,297,230)	(27,260,915)	(4,175,685)
Proceeds from sale of securities	-	612,189	1,244,761
Purchase of available for sale securities	-	(4,942,534)	-
Net increase in loans	(24,840,781)	(19,522,241)	(9,282,876)
Purchases of property and equipment	(99,971)	(1,292,303)	(2,811,000)
Proceeds from sale of real estate owned	1,281,213	559,904	308,351
Redemption of FHLB stock	-	1,350,000	91,800
Purchase of FHLB stock	(1,200,000)	(1,791,800)	-

Net cash absorbed by investing activities	(27,994,217)	(46,050,280)	(12,795,220)

Financing activities
Net increase in certificates of deposit	18,568,848	4,793,639	4,887,457
Net increase (decrease)in savings and checking deposits	(2,829,651)	759,560	9,963,446
Proceeds from issuance of common stock	39,000	-	123,700
Repurchase of stock	(1,541,962)	(614,661)	-
Increase (decrease) in securities sold under agreements to repurchase	(15,577,611)	20,000,000	-
Dividends paid	(780,102)	(819,493)	(796,410)
Proceeds from advances, net	26,000,000	18,000,000	1,000,000

Net cash provided by financing activities	23,878,522	42,119,045	15,178,193

Increase (decrease) in cash and cash equivalents	(2,256,078)	(2,706,580)	2,865,012

Cash and cash equivalents - beginning of year	7,424,577	10,131,157	7,266,145

Cash and cash equivalents - end of year	$ 5,168,499	$ 7,424,577	$ 10,131,157

Supplemental Disclosures of Cash Flow Information

Cash payments of interest expense	$12,127,146	$ 8,722,056	$ 7,363,055

Cash payments of income taxes	$ 456,114	$ 967,226	$ 1,413,415

Supplemental Schedule of Non-Cash Investing and Financing Activities

Transfers from loans to real estate acquired through foreclosure	$ 909,521	$ 1,031,173	$ 412,862

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Summary of Accounting Policies community financial 2001 ANNUAL REPORT

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of Community Financial Corporation (the "Corporation") and its wholly-owned subsidiary, Community Bank (the "Bank") and Community First Mortgage Corporation ("Community First Mortgage"), a wholly-owned subsidiary of the Bank. All material intercompany accounts and transactions have been eleminated in consolidation.

Nature of Business and Regulatory Environment

       The Bank is a federally chartered thrift and the primary asset of the Corporation. The Corporation provides a full range of banking services to individual and corporate customers through its wholly-owned subsidiary. Community First Mortgage originates mortgage loans to sell to third-party investors. The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as savings and loan holding companies. The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC'). The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the SAIF. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was effective January 1, 1993. FDICIA contained provisions which allow regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system.

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

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

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

       For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the out-standing principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

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

       The Corporation allocates the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage ser-vicing rights.

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

Income Taxes

       Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT amounts and the tax bases of existing assets and liabilities.

New Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, which was subsequently amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain requirements are met, a derivative may be specifically designated as a hedge and an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. SFAS 133, as amended, was effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and required application prospectively. The adoption of SFAS 133, as amended, did not have a material impact on the Corporation's consolidated financial statements.

       In March 2000, the FASB issued interpretation No. 44 ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 2, 2000 but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have a material effect on the Corporation's financial statements but may impact the accounting for grants or awards in future periods.

Earnings Per Share

       Basic earnings per share include no dilution and are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options that could share in the earnings of the Corporation. The computation of basic and diluted earnings per share is presented in Note 11.

Comprehensive Income

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" established rules for the reporting of comprehensive income and its components. Comprehensive income is defined to include all changes in equity except those resulting from investments by and distribution to shareholders. Comprehensive income consists of net income and unrealized gains on available for sale securities and is presented in the Consolidated Statements of Stockholders' Equity.

Statement of Cash Flows

       For purposes of this presentation, cash equivalents include federal funds sold.

Other

       Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the March 31, 2001 presentation.

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

Notes to Consolidated Financial Statements

1. Securities

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held to Maturity
United States government and agency obligations	$24,936,982	$ 163,324	$ -	$25,100,306
Corporate obligations	274,837	-	1,087	273,750
Other	4,693,361	102,163	-	4,795,524

	29,905,18	265,48	1,08	30,169,580

Available for Sale
Federal Home Loan Mortgage Corporation securities	4,975,952	3,445,481	-	8,421,433

	$34,881,132	$3,710,968	$ 1,087	$38,591,013

March 31, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held to Maturity
United States government and agency obligations	$23,064,860	$ -	$454,881	$22,609,979
Corporate obligations	249,607	-	8,669	240,938
Other	3,998,476	50	45,873	3,952,653

	27,312,943	50	509,423	26,803,570

Available for Sale
Federal Home Loan Mortgage Corporation securities	4,950,913	2,195,846	283,085	6,863,674

	$32,263,85	$2,195,896	$792,508	$33,667,244

The amortized cost and estimated market value of securities at March 31, 2001, by contractual maturity, are shown below:

March 31, 2001

	Amortized Cost	Estimated Market Value

Helt to Maturity
Due in one year or less	$ 924,837	$ 927,461
Due in one through five years	28,980,343	29,242,119

	29,905,180	30,169,580

Available for Sale
Federal Home Loan Mortgage Corporation securities	4,975,952	8,421,433

NEXT PAGE

Community Financial Corporation &Subsidiary community financial 2001 ANNUAL REPORT
$34,881,132	$38,591,013

2. Loans Receivable

Loans receivable are summarized as follows:

March 31,	2001	2000

Residential real estate	$124,287,411	$ 117,600,980
Commercial real estate	37,640,675	22,126,570
Construction and land	13,886,116	20,686,821
Commercial business	14,167,204	9,391,517
Consumer	33,061,141	30,752,825

	223,042,547	200,558,713

Less
Loans in process	6,819,563	9,452,080
Deferred loan fees, net	187,537	187,606
Allowance for loan losses	1,477,649	1,218,168

	8,484,749	10,857,854

	$214,557,798	$189,700,859

Loans serviced for others amounted to approximately $4,662,000 and $5,584,000 at March 31, 2001 and 2000, respectively. The loans were not included in the accompanying consolidated balance sheets.

The weighted average interest rate on loans receivable was approximately 8.43% and 8.36% at March 31, 2001 and 2000, respectively.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,	2001	2000	1999

Balance at beginning of year	$1,218,168	$1,315,888	$1,117,131
Provision charged to expense	320,635	282,854	360,000
Losses charged to the allowance, net of recoveries	(61,154)	(380,574)	(161,243)

Balance at end of year	$1,477,649	$1,218,168	$1,315,888

Of the total allowance for loan losses at March 31, 2001, approximately $1,460,000 is not specifically allocated to identified problem loans.

3. Property and Equipment

Property and equipment are summarized as follows:

March 31,	2001	2000

Buildings	$4,190,880	$4,149,949
Land and improvements	1,985,733	2,158,849
Furniture and equipment	2,749,740	2,672,606
Construction in progress	-	6,956

	8,926,353	8,988,360
Less accumulated depreciation and amortization	3,099,333	2,360,491

Net office properties and equipment	$5,827,020	$6,627,869

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

4. Deposits

March 31,	2001	2000

Demand deposits
Savings accounts	$ 14,413,730	$ 14,574,084
NOW accounts	26,341,852	26,762,722
Money market deposit accounts	9,008,946	11,257,373

Total demand deposits	49,764,528	52,594,179
Time deposits	124,542,944	105,974,096

	$174,307,472	$158,568,275

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $23,463,000 and $21,360,000 at March 31, 2001 and 2000, respectively.

Time deposits mature as follows:

March 31,	2001	2000

Within one year	$106,730,989	$ 63,034,279
One to two years	15,585,843	34,437,972
More than two years	2,226,112	8,501,845

	$124,542,944	$105,974,096

Interest expense on deposits is summarized as follows:

Year Ended March 31,	2001	2000	1999

Time deposits	$6,594,537	$5,143,629	$5,202,693
Money market deposit and NOW accounts	685,805	795,965	782,097
Savings	429,272	440,495	402,543

	$7,709,614	$6,380,089	$6,387,333

5. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

March 31,	2001		2000

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and short-term investments	$ 5,168,499	$ 5,168,000	$ 7,424,577	$ 7,425,000
Securities	38,326,613	38,591,000	34,176,617	33,667,000
Loans, net of allowance for loan losses	214,557,798	213,760,000	189,700,859	188,677,000
Financial liabilities
Deposits	174,307,472	174,441,000	158,568,275	159,181,000
Advances from Federal Home Loan Bank	63,000,000	63,000,000	37,000,000	37,000,000
Securities sold under agreements to repurchase	4,422,389	4,422,000	20,000,000	20,000,000

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

5. Fair Value of Financial Instruments (continued)

	Notional Amount	Fair Value	Notional Amount	Fair Value

Unrecognized financial instruments
Commitments to extend credit	$ 15,766,000	$ 15,766,000	$ 16,197,000	$ 16,197,000

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

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

6. Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in year ending March 31,

2002	$63,000,000

TOTAL	$63,000,000

The weighted average interest rate on advances was 5.19% and 6.59% at March 31, 2001 and 2001, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,	2001	2000	1999

Maximum amount outstanding during the year	$63,000,000	$42,000,000	$20,000,000

Average amount outstanding during the year	$48,339,373	$32,583,333	$14,166,667

Average interest rate during the year	6.37%	5.68%	5.72%

7. Securities Sold Under Agreements to Repurchase

The following is a summary of certain information regarding the Bank's repurchase agreements:

Year Ended March 31,	2001	2000	1999

Balance at end of year	$4,422,389	$20,000,000	$ -

Weighted average interest rate during the year	6.58%	5.74%	-%

Average amount outstanding during the year	$16,695,213	$10,000,000	$ -

Maximum amount outstanding at any month end during the year	$20,000,000	$20,000,000	$ -

8. Income Taxes

Deferred tax assets (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:

March 31,	2001	2000

Deferred tax assets
Allowance for losses	$ 320,782	$ 141,951
Other	60,142	4,954

	380,924	146,905

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

8. Income Taxes (continued)

Year Ended March 31,	2001	2000

Deferred tax liabilities
Depreciable assets	$ (78,818)	$(139,142)
FHLMC stock	(1,309,283)	(726,849)
FHLB stock	(95,578)	(36,320)

	(1,483,679)	(902,311)

Net deferred tax liability	$(1,102,755)	$(755,406)

Differences between the statutory and effective tax rates are summarized as follows:

Year Ended March 31,	2001	2000	1999

Tax at statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from State income taxes, net of federal benefit	1.3	2.1	3.6
Non-taxable interest and dividend received deduction	(6.1)	(3.3)	(1.9)
Other	0.2	4.0	6.1

	29.4%	36.8%	41.8%

9. Comprehensive Income

The components of the other comprehensive income (loss) are summarized as follows:

Year Ended March 31,	2001	2000	1999

Unrealized gains (losses) on securities:
Unrealized holding gain arising during the period	$1,532,721	$ (889,052)	$ 706,301
Less: reclassification adjustments for gains included in net income	-	601,421	1,224,721

Other comprehensive income (loss), before tax	1,532,721	(1,490,473)	(518,420)

Income tax (expense) benefit related to items of other comprehensive income	(582,434)	611,094	212,552

Other comprehensive income (loss), net of tax	$ 950,287	$ (879,379)	$(305,868)

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

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

10. Stockholders' Equity and Regulatory Capital Requirements (continued)

The following table presents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

March 31, 2001	Amount Required	Percent Required	Actual Amount	Actual Percnet	Excess Amount

Tangible Capital	$4,048,000	1.50%	$22,168,000	8.21%	$18,120,000
Core Capital	10,795,000	4.00	22,168,000	8.21	11,373,000
Risk-based Capital	16,033,000	8.00	25,179,000	12.56	9,146,000

March 31, 2000	Amount Required	Percent Required	Actual Amount	Actual Percnet	Excess Amount

Tangible Capital	$3,672,000	1.50%	$23,867,000	9.75%	$20,195,000
Core Capital	9,793,000	4.00	23,867,000	9.75	14,074,000
Risk-based Capital	13,406,000	8.00	25,923,000	15.85	12,517,000

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

11. Earnings Per Share

During the year ended March 31, 2000, the Board of Directors authorized a stock repurchase program under which up to 5%, or 128,607 shares, of the then outstanding share of the Corporation's stock may be repurchased. During the year ended March 31, 2001, the Board of Directors increased the number of shares of the Corporation's stock which may be repurchased to 372,607. During the years ended March 31, 2001 and 2000, 168,774 and 60,620 shares, respectively, were repurchased for an aggregate amount of approximately $1,542,000 and $615,000, respectively.

Earnings per share is calculated as follows:

Year Ended March 31,	2001	2000	1999

Basic Earnings
Income available to common stockholders	$1,743,391	$1,323,880	$1,847,546

Weighted average shares outstanding	2,435,180	2,561,343	2,569,543

Basic earnings per share	$ .72	$ .52	$ .72

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

11. Earnings Per Share (continued)

Year Ended March 31,	2001	2000	1999

Diluted Earnings per Share
Income available to common stockholders	$1,743,391	$1,323,880	$1,847,546

Weighted average shares outstanding	2,435,180	2,561,343	2,569,543
Diluted effect of stock options	-	-	19,960

Total weighted average shares outstanding	2,435,180	2,561,343	2,589,503

Diluted earnings per share	$ .72	$ .52	.71

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

Year Ended March 31,	2001	2000	1999

Net periodic pension cost
Service cost - benefits earned during the period	$ 87,355	$ 74,653	$75,192
Interest cost on projected benefit obligations	58,100	48,874	42,780
Actual return on plan assets	(45,515)	(39,563)	(38,281)
Net amortization and deferral	(11,942)	(10,954)	(11,604)

	$ 87,998	$ 73,010	$68,087

Accumulated benefit obligation
Vested benefits	$608,830	$511,450	$471,078
Non-vested benefits	14,370	23,503	13,755

	$623,200	$534,953	$484,833

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

12. Employee Benefit Plans (continued)

Year Ended March 31,	2001	2000

Accrued pension cost
Projected benefit obligation	$885,325	$700,531
Fair value of plan assets, primarily IPG insurance contracts	836,978	719,060

Assets in excess (deficit) of projected benefit obligation	(48,347)	18,529
Unrecognized prior service cost	6,204	9,304
Unrecognized net (gain) loss	58,756	(27,740)
Unrecognized net asset	(24,796)	(33,063)

	$ (8,183)	$(32,970)

The following assumed rates were used in determining the projected benefit obligations:

Year Ended March 31,	2001	2000

Weighted average discount rate	7.75%	8.00%

Expected long-term rate of return on plan assets	7.50%	7.50%

Increase in future compensation levels	5.00%	5.00%

The measurement dates used to value the plan assets were December 31, 2001, and 2000.

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

Profit-sharing, pension plan, and retirement expenses were $156,200, $154,400, and $92,000 for the years ended March 31, 2001, 2000, and 1999, respectively.

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

13. Stock Option Plan

The Corporation has a noncompensatory stock option plan designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ending March 31,	2001		2000		1999

	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price

Outstanding at beginning of year	242,950	$11.65	228,300	$11.87	165,450	$10.80
Granted	30,000	9.63	27,500	9.90	79,450	12.48
Forfeited	(76,000)	10.86	(12,850)	11.88	(11,600)	9.66
Exercised	(6,000)	6.50	-	-	(5,000)	12.19

Options outstanding at end of year	190,950	$11.60	242,950	$11.65	228,300	$11.87

The weighted average fair value of options granted during the year ended March 31, 2001, 2000 and 1999 were $2.84, $2.38, and $3.43, respectively.

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

Net income:	2001		2000		1999

As reported	$1,743,391		$1,323,880		$1,847,546
Pro forma	1,692,271		1,283,921		1,661,854

Net income per share:	Basic	Diluted	Basic	Diluted	Basic	Diluted

As reported	$0.72	$0.72	$0.52	$0.52	$0.72	$0.71
Pro forma	0.69	0.69	0.50	0.50	0.68	0.64

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

13. Stock Option Plan (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended March 31, 2001: a risk-free interest rate of 6.00%, dividend yield of 2.00%, expected weighted average term of 10 years, and a volatility of 25.00%.

The following table summarizes information about stock options outstanding and exercisable at March 31, 2001.

	Options Outstanding and Exercisable

	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share

$ 6.50 - 9.75	56,000	9.17	$ 9.58
$10.00 - 15.00	134,950	6.48	12.44

	190,950	7.27	$11.60

14. Commitments and Contingencies

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include single family residences, other residential property, commercial property and land. At March 31, 2001, the Corporation had outstanding commitments to originate loans with variable interest rates of approximately $5,578,000 and loans with fixed rates of approximately $4,525,000. In addition, unused lines of credit amounted to approximately $5,663,000 at March 31, 2001.

Leases

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

Year Ending March 31	Amount

2002	$ 223,658
2003	231,112
2004	197,960
2005	185,360
2006	66,390
Thereafter	556,205

$1,460,685

Total lease expense was approximately $215,000, $219,000, and $157,000 for the years ended March 31, 2001, 2000, and 1999, respectively.

In the normal course of business, the Corporation has entered into employment agreements with certain officers of the Bank.

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

15. Selected Quarterly Financial Data (Unaudited)

Condensed quarterly financial data is shown as follows: (Dollars in thousands except per share data)

Year Ended March 31, 2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$4,660	$5,038	$5,150	$5,199
Total interest expense	2,742	3,062	3,116	2,994

Net interest income	1,918	1,976	2,034	2,205
Provision for loan losses	66	101	41	113

Net interest income after provision for loan losses	1,852	1,875	1,993	2,092
Other income	748	761	706	685
Other expenses	1,915	2,033	2,187	2,106

Income before income taxes	685	603	512	671
Income tax expense (benefit)	248	202	181	97

Net income	$ 437	$ 401	$ 331	$ 574

Earnings per share
Basic	$ .18	$ .16	$ .14	$ .24
Diluted	$ .18	$ .16	$ .14	$ .24

Year Ended March 31, 2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$3,631	$3,857	$4,433	$4,219
Total interest expense	1,860	1,979	2,411	2,466

Net interest income	1,771	1,878	2,022	1,753
Provision for loan losses	69	110	122	(18)

Net interest income after provision for loan losses	1,702	1,768	1,900	1,771
Other income	1,089	867	935	606
Other expenses	1,924	1,953	2,219	2,449

Income (loss) before income taxes	867	682	616	(72)
Income tax expense (benefit)	356	312	185	(83)

Net income	$ 511	$ 370	$ 431	$ 11

Earnings per share
Basic	$ .20	$ .14	$ .17	$ .01
Diluted	$ .20	$ .14	$ .17	$ .01

NEXT PAGE

Notes to Consolidated Financial Statements community financial 2001 ANNUAL REPORT

16. Condensed Financial Information of the Corporation (Parent Company Only)

Condensed Statements of Financial Condition

March 31,	2001	2000

Assets
Investment in the Bank, at equity	$22,248,217	$23,957,601
Cash	1,088,027	161,712
Prepaid expenses and other assets	332,246	88,850

	$23,668,490	$24,208,163

Liabilities and Stockholders' Equity

Liabilities	$ -	$ -

Stockholders' Equity
Common stock	23,488	25,115
Additional paid-in capital	4,500,450	4,782,029
Retained earnings	19,144,552	19,401,019

Total stockholders' equity	23,668,490	24,208,163

	$23,668,490	$24,208,163

Condensed Statements of Income

Year Ended March 31,	2001	2000	1999

Income
Dividend from Bank	$3,500,000	$1,000,000	$ -
Interest income	12,596	14,089	9,333

Total income	3,512,596	1,014,089	9,333

Noninterest expenses	(88,715)	(46,399)	(42,535)

Income (loss) before equity in undistributed net income of the Bank	3,423,881	967,690	(33,202)
Equity in earnings of Bank, net of distributions	(1,709,385)	343,924	1,868,145

Income before income taxes	1,714,496	1,311,614	1,834,943
Income tax expense (benefit)	(28,895)	(12,266)	(12,603)

Net income	$1,743,391	$1,323,880	$1,847,546

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

16. Condensed Financial Information of the Corporation (Parent Company Only) (continued)

Condensed Statements of Cash Flows

Year Ended March 31	2001	2000	1999

Operating activities
Net income	$1,743,391	$1,323,880	$1,847,546
Adjustments
Equity in undistributed income of the Bank	1,709,385	(343,924)	(1,868,145)
(Increase) decrease in prepaid and other assets	(243,396)	(35,600)	(12,603)

Net cash provided (absorbed) by operating activities	3,209,380	944,356	(33,202)

Investing activities
Net cash provided by investing activities	-	-	-

Financing activities
Cash dividends paid on common stock	(780,102)	(819,493)	(796,410)
Repurchase common stock	(1,541,963)	(614,661)	-
Stock options exercised	39,000	-	123,700

Net cash absorbed by financing activities	(2,283,065)	(1,434,154)	(672,710)

Increase (decrease) in cash	926,315	(489,798)	(705,912)
Cash, beginning of year	161,712	651,510	1,357,422

Cash, end of year	$1,088,027	$ 161,712	$ 651,510

NEXT PAGE

Stockholder Information community financial 2001 ANNUAL REPORT

Form 10-KSB Report

A copy of our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2001 including financial statements, as filed with the SEC, will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

Current Independent Auditors
 Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601

Former Independent Auditors
 BDO Seidman, LLP
300 Arboretum Place
Suite 520
Richmond, Virginia 23236

Market Makers
Scott & Stringfellow, Inc
Knight Securities L.P.
Anderson & Strudwick, Inc.
Sandler O'Neill & Partners

Transfer Agent
Community Bank acts as Transfer Agent for
Community Financial Corporation	Legal Counsel
Nelson, McPherson, Summers & Santos
12 North New Street
Staunton, Virginia 24401

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
7th Floor-East
Washington, D.C. 20015

Williams, Mullen, Christian & Dobbins
Two James Center
1021 East Cary Street
Richmond, Virginia 23210

NEXT PAGE

Community Financial Corporation & Subsidiary community financial 2001 ANNUAL REPORT

Common Stock

       As of May 31, 2001, there were approximately 526 holders of record of Community Financial common stock. Community Financial common stock is traded on the Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

       The following tables present the Community Financial's high, low, and closing sales prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods.

Fiscal 2001	High	Low	Close	Dividends Declared

June 2000	$10.25	$8.75	$8.75	$ .08
September 2000	9.13	8.13	8.44	.08
December 2000	9.50	8.00	9.50	.08
March 2001	10.00	9.50	9.63	.08

Fiscal 2000	High	Low	Close	Dividends Declared

June 1999	$11.50	$10.75	$11.50	$ .08
September 1999	12.00	10.25	10.63	.08
December 1999	12.00	9.00	10.13	.08
March 2000	11.50	9.63	9.63	.08

Dividend payment decisions are made by the Board of Directors of Community Financial with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 10 of the Notes to Consolidated Financial Statements contained in this Annual Report.

NEXT PAGE

Mortgage Corporation community financial 2001 ANNUAL REPORT
[PICTURE] Community First Mortgage Corporation	Community First Mortgage Corporation Employees Tony Bottoms President Staff
	June Bethea	Jason Marrugi
	Kerri Bliss	Michael Medlin
	Lorey Bowles	Susan Miller
	Debbie Clendenin	Rick Perkins
	Lisa Collins	Karen Poe
	Mary Jean Davis	Sandy Redd
	Steve Davis	Cheryl Simpson
	Tom Gill	Molly Stout
	David Jones	Becky Tinsley
	Lisa Kurtz	Chris Vick
	Debra Lynch	Dawn Warren

During the fiscal year ending March 31, 2001, Community First Mortgage Corporation enjoyed its first profitable year since the inception of the Company. The retail division of the Company closed over $59.3 million in permanent residential mortgage loans, representing an increase of $15 million over the previous fiscal year. The increase in production was especially gratifying considering that interest rates were higher for most of fiscal 2001 than they were during fiscal 2000. Federal Reserve Board action to lower rates in order to prevent a potential economic recession did not begin until the fourth quarter of fiscal year 2001.

The construction lending division, which was established during the previous fiscal year, contributed in a great way to the Company's profitability during fiscal year 2001. Rick Perkins, the division manager, continued to attract many excellent builder customers to the Company, thereby increasing production over the previous year by nearly 18%. In addition, Rick and his staff provided service and support to the retail division of the Company's construction to permanent loan program. At fiscal year end, the construction lending division had originated $11.8 million in new loans, with $9.84 million in outstanding commitments and $6.96 million disbursed.

NEXT PAGE

Employees and Branch Offices community financial 2001ANNUAL REPORT
Executive and Administrative Offices:
38 North Central Avenue
Staunton, Virginia 24401
(540) 886-0796
Fax: (540) 885-0643
E-Mail: cbnk@cbnk.com
Web Address: www.cbnk.com

Retail Banking Offices:
Downtown Office
38 North Central Avenue
Staunton, Virginia 24401
(540) 886-0796

Richmond Road Branch
101 Community Way
Staunton, Virginia 24401
(540) 213-3888

Waynesboro Branch
2934 West Main Street
Waynesboro, Virginia 22980
(540) 943-5000

Stuarts Draft Branch
2658 Stuarts Draft Highway
Stuarts Draft, Virginia 24477
(540) 337-1514

Hampton Roads Region:
Regional Headquarters
621 Nevan Road
Virginia Beach, Virginia 23451
(757) 491-8810

Kemps River Branch
5300 Kemps River Drive, Suite 100
Virginia Beach, Virginia 23464
(757) 424-5600

Community First Mortgage Corporation:
Main Office
9201 Arboretum Parkway, Suite 210
Richmond, Virginia 23236
(804) 330-9800

Staunton Office
101 Community Way
Staunton, Virginia 24401
(540) 213-3770
Community Bank Employees
	Pam Addington	Beth Miller
	Gretchen Abshire	Peggy Miller
	Kim Aldhizer	Lyle Moffett
	Becky Ballew	Lovetta Moore
	Dianne Booth	Rosalie Moster
	Jennifer Boxler	Heather Nelson
	Janet Braithwaite	Jane Orem
	Deborah Burnett	Jesse Palmieri
	Dianne Campbell	Janice Pappas
	Martha Chandler	Catherine Pauly
	Patsy Clem	Wendi Pell
	Stacy Clemmer	Robert Pennington
	Michelle Coffey	Sally Pritchett
	Kelly Couch	Lee Ralston-Shaner
	Gary Davenport	Janet Redifer
	Charlott Dean	Doug Richard
	Kay Dean	Teresa Ridgeway
	Diana Decker	Pamela Ritchie
	Grace Dick	Dana Rogers
	Maria Dimapelis	Connie Savage
	Pinar Donmez	Ramona Savidge
	Renee Fangman	Teresa Serrett
	Danny Fields	Karen Sheehan
	Ariel Fix	Butch Smiley
	Jim Fordham	Hope Smith
	Kristie Frieberg	Lona Smith
	Melissa Galvin	Susan Swisher
	Wanda Garrison	Stephanie Thacker
	Jerry Giles	Stephanie Thayer
	Jessica Green	Linda Turner
	Brenda Haley	Sarah Tyree
	Darlene Hall	Glenn VanLear
	Alisha Hammer	Jeff Wagner
	Robert Hoffman	Tom Wagner
	Carol Houff	Benny Werner
	Carolyn Howell	Heather West
	Teresa Knapton	Connie West-Williams
	Ellen Kutchak	Stacy Whaley
	Chris Kyriakides	Courtney Williams
	Teresa Layne	Kathy Willis
	Tonna Lotts	Dee Wimer
	Marcie Mader	Stephanie Wimer
	Virginia McCormack	Kim Wiseman
	Pam McGovern	Barbara Wood
	Hugh McMenamin	Joe Zakaib
Emilie Mehrtens

NEXT PAGE

Community Bank Offices community financial 2001 ANNUAL REPORT

[PICTURE] Downtown Office & Corporate Headquarters, Staunton	[PICTURE] Stuarts Draft

[PICTURE] Waynesboro	[PICTURE] Richmond Road

[PICTURE] Regional Headquarters, Hilltop, Virginia Beach	[PICTURE] Kemps River, Virginia Beach

NEXT PAGE

Stockholder Information community financial 2001 ANNUAL REPORT

Corporate Profile

       Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federally-chartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of Community Bank. In 1996, the Community Financial changed its place of incorporation from the State of Delaware to the Commonwealth of Virginia.

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

[PICTURE]