Form 10KSB, Exhibit 13
period 2002-03-31
COMMUNITY FINANCIAL CORP /VA/
filed 2002-07-01
CIK 850606

2002 Annual Report

NEXT PAGE

Selected Consolidated Financial Data

	At March 31,
	2002	2001	2000	1999	1998

	(In Thousands)
Selected Financial Condition Data:
Total assets	$263,374	$270,176	$243,077	$200,810	$183,894
Loans receivable, net	219,434	210,550	189,701	171,414	162,471
Investment securities and other earning assets(1)	29,704	44,421	38,074	17,020	8,976
Real estate owned, net	794	451	823	352	303
Deposits	204,535	174,307	158,568	153,015	138,164
Advances and other borrowed money	28,951	67,422	57,000	19,000	18,000
Stockholders' equity	26,695	25,805	25,394	26,384	25,515
	At March 31,
	2002	2001	2000	1999	1998

	(In Thousands)
Selected Operations Data:
Total interest income	$18,941	$20,047	$16,154	$14,258	$13,949
Total interest expense	9,057	11,914	8,715	7,332	7,316
Net interest income	9,884	8,133	7,439	6,926	6,633
Provision for loan losses	373	320	283	360	498
Net interest income after provision for loan losses	9,511	7,813	7,156	6,566	6,135
Service charges and fees on loans	3,287	2,821	2,382	1,328	757
Gain on sale of securities	--	--	601	1,225	--
Other noninterest income(2)	95	78	213	85	9
Noninterest expenses	9,163	8,241	8,258	6,028	4,017
Income before income taxes	3,730	2,471	2,094	3,176	2,884
Income taxes	1,123	728	770	1,328	1,079
Net income	$ 2,607	$ 1,743	$ 1,324	$ 1,848	$ 1,805

	2002	2001	2000	1999	1998

Other Data:
Average interest-earning assets to average interest-bearing liabilities	108.18%	107.04%	107.30%	111.43%	111.47%
Average interest rate spread during year	3.66	2.96	3.30	3.45	3.42
Non-performing assets to total assets	.36	.43	.52	.76	.51
Return on assets (ratio of net income to average total assets)	1.03	.68	.60	.96	1.03
Return on equity (ratio of net income to average total equity)	10.01	6.81	5.11	7.12	7.39
Equity-to-assets ratio (ratio of average equity to average assets)	10.27	9.97	11.66	13.52	13.89
Per Share Data:
Net income-diluted	$1.14	$ .72	$ .52	$ .71	$ .70
Book value	11.84	10.99	10.11	10.26	9.97
Dividends	.32	.32	.32	.31	.28
Dividend payout ratio	28.08%	44.75%	61.90%	43.11%	39.60%
Number of full-service offices	7	6	6	5	4

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items..

NEXT PAGE

President's Letter
Dear Stockholder:

            This past year has been an unprecedented one for Community Financial Corporation. Your Corporation achieved record earnings for the year in addition to positive growth in deposits and loans. As you review the enclosed annual report we hope that you will share our pride for the accomplishments of this past year and our enthusiasm for the Corporation's continued success in the future. We were particularly pleased with our financial results for fiscal year 2002 considering the economic environment and the tragic impact of September 11th. The Community family joins together to pay tribute to those victims and heroes of the tragedy, and to our men and women in uniform who so unselfishly give of themselves to protect the freedoms that we hold so dear.

            Net income for fiscal year 2002 was $2.6 million compared to $1.7 million in the prior year, a 53% increase. Diluted earnings per share for 2002 were $1.14 compared to $0.72 in the prior year, a 58% increase. The increase in net income and diluted earnings per share were primarily attributable to increases in both net interest income and fee income of $1.75 million and $480,000 respectively.

For the year, your Bank has enjoyed record loan production in excess of $112 million. Accompanied with this high level of production was a record level of payoffs, as a result of the declining interest rate environment during the year. Despite this record level of payoffs, our loan portfolio increased by $9.3 million or 4.3% to end the year at $223.8 million. Deposits for the year increased by $30.2 million or 17.3% resulting in an ending balance of $204.5 million. As a result of our deposit growth and the redemption of a $20 million investment during the year, we were able to reduce our borrowings by $38.5 million or 57%, from $67.4 million at March 31, 2001, to $28.9 million at March 31, 2002. Our assets declined during the year from $270.2 million at March 31, 2001 to $263.4 million at March 31, 2002, a decrease of 2.5% for the year.

            We recently recognized the 5th year anniversary of the formation of the Hampton Roads Region. This Region has become an important addition to our operations and its performance has exceeded even our most optimistic projections. This past year, the Region experienced its strongest growth in loans and deposits in its short history, as loans increased by $19.5 million or 43.6%, and deposits increased by $11.7 million or 51%. With a current loan and deposit portfolio in excess of $64.3 million and $34.7 million respectively, we are very excited about the Hampton Roads Region's future potential and its continued contribution to our overall profitability.

In addition to delivering record earnings, we have been very busy improving the products and services we offer to our customers. A new check processing and imaging system has been installed which allows us to provide better service to our checking account customers; and our seventh full service office was opened in Raphine, Virginia during December. This office had deposits totaling $4.5 million at March31, 2002. We believe our Raphine office to be a logical expansion of our franchise in the Valley and will provide a much-needed banking option for the market between Staunton and Lexington. We have also announced the ground breaking of our new Verona branch, and are looking forward to expanding our service in this market beginning in the third quarter of fiscal year 2003. As always, we will continue to evaluate additional opportunities to improve our products and services and to enhance our branch net-work; however, we continue to be mindful of protecting our earnings trend when making these decisions. This is in keeping with our commitment to maintain controlled, profitable growth.

James R. Cooke Jr. Chairman of the Board	P. Douglas Richard President & CEO

NEXT PAGE

President's Letter

            We are confident that our bank and staff will continue to provide the personalized, friendly service and competitive products that our customers have come to expect and enjoy. We believe that the consolidations taking place in the markets we serve, which many times result in larger impersonal institutions, will continue to present opportunities for us to increase market share and enhance stockholder value. Our challenge, as we grow, is not to lose site of the values that have set us apart from the market over the past 74 years.

            In this uncertain economic environment, it is important to exercise sound business judgement. We believe we have the right team in place to meet this challenge. We thank our stockholders and customers for their continued support. The success we enjoyed this past year was truly the result of a combined effort among our staff, management, and board of directors. We look forward to that same effort this coming year.

May God bless our nation..
James R. Cooke Jr Chairman of the Board	P. Douglas Richard President & CEO

NEXT PAGE

Board of Directors and Officers
Board of Directors

Charles F. Andersen, M.D. Dr. Andersen is an orthopedic surgeon in private practice in Waynesboro, Virginia.

JamesR.Cooke,Jr.,D.D.S. Dr. Cooke has been, for the past 30 years, a practicing dentist in Staunton, Virginia.

Charles W. Fairchilds Mr. Fairchilds has been the President of Allied Ready Mix in Waynesboro, Virginia since 1987.

Jane C. Hickok Mrs. Hickok was elected Vice Chairman of the Board in October 1994 and Secretary of Community Financial in October 1998. She retired as President and Chief Executive Officer of Community Bank in October 1994 after serving since 1984. Mrs. Hickok also retired as President and Chief Executive Officer of Community Financial Corporation in January 1995, but continues to serve as a director of Community Financial and Community Bank. Mrs. Hickok was elected as a director of Community Bank in 1983 and as a director of Community Financial in 1990 when it became the holding company of Community Bank.

Pictured front row, left to right: P. Douglas Richard,
Jane C. Hickok, James R. Cooke, Jr., D.D.S.

Back row, left to right: Charles F. Andersen, M.D.,
Dale C. Smith, Charles W. Fairchilds, Morgan N. Trimyer, Jr.

P. Douglas Richard Mr. Richard was appointed the Acting President and Chief Executive Officer of Community Financial and Community Bank on January 12, 2000, and became the President and Chief Executive Office of Community Financial and Community Bank on April 26, 2000. He was appointed to the Board of Directors of Community Financial on April 26, 2000. From January 1, 1997, to January 12, 2000, Mr. Richard was a Senior Vice President of Community Bank. From December 1993 to January 1996 he was President and Chief Executive Officer of Seaboard Bancorp.

Dale C. Smith Mr. Smith is the General Manager and Chief Executive Officer of Augusta Cooperative-Farm Bureau, Inc., a farm supply and retail store.

Morgan N. Trimyer, Jr. Mr. Trimyer served as Vice President and Partner of Welton, Duke & Hawks, Inc., an insurance company headquartered in Portsmouth, Virginia from 1984 to 2001. He was also a Vice President with Valley Insurance Agency, Inc. located in Lexington, Virginia, and has 30 years of experience in the insurance industry in Virginia. He currently serves as Vice President of Bankers Insurance, LLC and is the Director of Marketing.

Officers
Hampton Roads Board of Directors

[PICTURE]

Pictured front row, left to right: Robert M. Thornton,
James R. Cooke, Jr., P. Douglas Richard.

Back row, left to right: Chris P. Kyriakides, William R. Waddell,
Berard Harrison, Leslie Watson.

Not pictured: Morgan N. Trimyer, Jr.	P. Douglas Richard
R. Jerry Giles
Benny N. Werner
Norman C. (Butch) Smiley, III

Chris P. Kyriakides
Robert M. (Bobby) Hoffman
Jane P. Orem
Kathy H. Willis
Robert W. Pennington
Dianne F. Campbell
Gary L. Davenport
Kay T. Dean
Danny R. Fields
Darlene A. Hall
Richard J. Mayer
Virginia McCormack
Lyle A. Moffett
Ramona W. Savidge
Thomas R. Wagner
Linda B. Wood
Joe P. Zakaib
Teresa M. Layne
Martha B. Chandler
Lovetta L. Moore
Connie R. Savage
Barbara M. Wood
President & CEO
Senior Vice President/Chief Financial Officer
Senior Vice President
Senior Vice President/
Chief Lending Officer
Senior Vice President/Regional President
Regional Vice President
Regional Vice President
Regional Vice President
Regional Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Assistant Vice President
Branch Officer
Assistant Secretary
Assistant Secretary
Assistant Secretary
Assistant Secretary

NEXT PAGE

Management's Discussion & Analysis of Operations

INTRODUCTION

Community Financial Corporation ("Community Financial") is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial and Community First Mortgage Corporation, a wholly owned subsidiary of Community Bank. References in this Annual Report to "we", "us" and "our" refer to Community Financial and/or Community Bank as the context requires.

Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to com-prehensive regulation, examination and supervision by the Office of Thrift Supervision, Department of the Treasury and the Federal Deposit Insurance Corporation.

Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than our interest-earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other non-interest income. Our net income cis also affected by, among other things, gains on sale of loans, mortgage-backed securities and investment securities, fee income, provision for loan and real estate losses, operating expenses and income taxes.

ASSET/LIABILITY
MANAGEMENT

Management believes it is important to manage the relationship between interest rates and their effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, but also within limits established by the board of directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

Presented in the following table, as of March 31, 2002 and 2001, is an analysis of the our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to board global policy limits and in accordance with Office of Thrift Supervision regulations, based on the assumptions described below. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans decline, due to both the rate increase and slowing prepayments. When interest rates decline, we do not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of our deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

NEXT PAGE

Community Financial Corporation
		March 31, 2002		March 31, 2001
Change in Interest Rate (Basis Points)	Board Limit % Change	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV

(Dollars in Thousands)
+300	-40%	$-3,798	-11%	$-5,800	-18%
+200	-30	-2,175	-6	-3,874	-12
+100	-20	-943	-3	-2,744	-9
-0-	---	---	----	---	---
-100	-20	-351	1	-1,499	5
-200	-30	---	---	2,930	9
-300	-40	---	---	4,638	15

Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest earning assets. As of March 31, 2002, approximately 49% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable rate mortgage loans and have increased our portfolio of short-term consumer loans. Longer term fixed-rate mortgage loans, 20 to 30 years, are generally sold in the secondary market. We are currently originating fixed-rate loans for through our subsidiary, Community First Mortgage immediate sale only.

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

NEXT PAGE

Management's Discussion & Analysis of Operations

Average Balances, Interest Rates and Yields

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended March 31,
	2002			2001			2000
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in Thousands)
Interest-Earning Assets
Loans ...................................	$215,598	$16,870	7.82%	$204,475	$17,347	8.48%	$178,801	$14,566	8.15%
Investment securities and other investments ........	34,270	2,071	6.04	41,737	2,700	6.48	27,254	1,588	5.83
Total interest-earning assets	249,868	18,941	7.58	246,212	20,047	8.14	206,055	16,154	7.84
Interest-Bearing Liabilities
Deposits...............................	185,039	7,450	4.03	164,959	7,710	4.67	151,057	6,380	4.22
FHLB advances and other borrowings................	45,929	1,607	3.50	65,055	4,204	6.46	40,985	2,336	5.70
Total interest-bearing liabilities	230,968	9,057	3.92	230,014	11,914	5.18	192,042	8,716	4.54
Net interest income/interest rate spread...........................		$9,884	3.66		$8,133	2.96		$7,438	3.30
Net interest-earning assets/net yield on interest-earning assets........	$18,900		3.96	$16,198		3.30	$14,013		3.61
Percentage of interest-earning assets to interest-bearing liabilities.................	108.18%			107.04%			107.30%

NEXT PAGE

Community Financial Corporation

The following table sets forth our interest rate spread at the dates indicated.

	March 31,
	2002	2001	2000
Yield On
Loans	7.18%	8.43%	8.36%
Investment securities and other investments	4.87%	6.17%	6.36%
Total interest-earning assets	6.82%	8.05%	8.03%

Cost Of
Deposits	3.27%	4.83%	4.27%
FHLB advances and other borrowings	1.95%	5.19%	6.49%
Total interest-bearing liabilities	3.11%	4.93%	4.86%
Interest rate spread	3.71%	3.12%	3.17%

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effect of changes in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended March 31,
	2002 v. 2001			2001 v. 2000
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate

	(Dollars in Thousands)
Interest-Earning Assets
Loans	$ 1,107	$(1,584)	$ (477)	$ 2,131	646	$ 2,777
Investments securities and other investments	(456)	(173)	(629)	844	272	1,116
Total interest-earnings assets	$ 651	$(1,757)	$(1,106)	$ 2,975	$ 918	$ 3,893
Interest-Bearing Liabilities
Deposits	$2,066	$(2,326)	$ (260)	$ 649	$ 681	$ 1,330
FHLB advances and other borrowings	(1,015)	(1,582)	(2,597)	1,374	494	1,868
Total interest-bearing liabilities	$1,051	$(3,908)	$(2,857)	$ 2,023	$1,175	$ 3,198
Net interest income			$ 1,751			$ 695

NEXT PAGE

Management's Discussion & Analysis of Operations

ASSET QUALITY

Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

At March 31, 2002, total non-performing assets, consisting of non-performing loans and real estate owned, were $941,000 or .36% of total assets compared to $1,156,000 or .43% at March 31, 2001. Non-performing assets at March 31, 2002 were comprised primarily of single family residential properties acquired through foreclosure. At March 31, 2002, the largest property in non-performing assets was a single family residential loan with an approximate value of $81,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general, no assurances can be given that our level of non-performing assets may not increase in the future.

We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the	allowance at least quarterly, utilizing our internal loan classifications system. During fiscal 2002, we increased our allowance for loan losses $198,000 to $1,676,000 due primarily to the growth in loans. Management believes that the loan loss reserve is adequate. We have had net charge-offs to our allowance for loan losses of $175,000, $61,000, and $381,000 for the years ended March 31, 2002, 2001 and 2000, respectively. The increase in net charge-offs from 2001 to 2002 is related primarily to increased foreclosures in fiscal 2002. While consumer loans provide a greater yield they generally have a higher rate of charge-offs than mortgage loans. Although management believes it uses the best information available, future adjustments to reserves may be necessary.

FINANCIAL CONDITION

Total assets decreased $6.8 million to $263.4 million at March 31, 2002 as a result of a decrease in investment securities of $13.2 million, partially offset by an increase in loans of $9.3 million. A decrease in borrowings of $38.5 million was funded by the decrease in investment securities and an increase in deposits of $30.2 million. The increase in deposits can be attributed primarily to an increase in demand deposits of $30.8 million. Management believes the increase in demand deposits is primarily attributable to maintaining competitive rates. The increase in loans receivable was due primarily to competitive pricing on both	mortgage and consumer loans. Stockholders' equity increased $890,000 to $26.7 million at March 31, 2002 compared to March 31, 2001. The increase was the result of $2.6 million of net income offset by dividends paid to stockholders of $732,000 and common stock repurchased of $981,000 in fiscal 2002.

RESULTS OF OPERATIONS

Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Comparison of Years ended
March 31, 2002 and 2001

General. Net income for the year ended March 31, 2002 was $2,607,000 or $1.14 diluted earnings per share compared to $1,743,000 or $.72 diluted earnings per share for the year ended March 31, 2001. Net income increased due primarily to an increase in net interest income of $1.8 million. Our return on average assets was 1.03% for the fiscal year ended 2002 compared to .68% for the fiscal year ended 2001. Return on average equity was 10.01% for fiscal year ended 2002 compared to 6.81% for fiscal year 2001.

NEXT PAGE

Community Financial Corporation
Average equity to average assets was 10.27% for the fiscal year ended 2002 compared to 9.97% for the fiscal year ended 2001. We paid dividends to stockholders of $732,000 during 2002 and $780,000 during fiscal 2001 representing a dividend payout ratio of 28.08% and 44.75% respectively.

Interest Income.

Total interest income decreased to $18,941,000 for the fiscal year ended March 31, 2002 as compared to $20,047,000 for the year ended March 31, 2001. The decrease in total interest income can be attributed to a decrease in the yield on interest-earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $11.1 million in loans receivable. Average yields on total interest-earning assets decreased from 8.14% in fiscal 2001 to 7.58% for the current fiscal year due primarily to a lower rate environment.

Interest Expense.

Total interest expense decreased to $9,057,000 for the fiscal year ended March 31, 2002 from $11,914,000 for the fiscal year ended March 31, 2001. The decrease in total interest expense is attributable to a decrease in both the average dollar volume of borrowings and the cost of interest bearing liabilities. The cost of funds decreased from 5.18% for the year ended March 31, 2001 to 3.92% for the current year. The increase in deposit balances was due primarily to increases in demand deposits for the current fiscal year.	Provision for Loan Losses.

The provision increased to $373,000 for the fiscal ended March 31, 2002 from $321,000 for the fiscal year ended March 31, 2001 due primarily to an increase in loan growth for fiscal 2002. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 2002, the total allowance for loan losses amounted to $1,676,000. At March 31, 2002, our total allowance as a percentage of total loans receivable was .75% and as a percentage of total non-performing loans was 178%.

Noninterest Income.

Noninterest income increased to $3,382,000 in fiscal 2002 as compared to $2,899,000 for the fiscal year ended March 31, 2001, primarily due to increased fees on sale of secondary mortgage loans in the Bank's mortgage subsidiary.

Noninterest Expense.

Total noninterest expense increased to $9,164,000 for the fiscal year ended March 31, 2002 from $8,241,000 for the fiscal year ended March 31, 2001 due primarily to an increase in compensation expense and data processing expense, primarily related to the opening of a new branch in Raphine during fiscal 2002.

Taxes.

Total taxes increased to $1,123,000 during the fiscal year ended March 31, 2002 from $728,000 during fiscal 2001. The effective tax rate for the fiscal year ended March 31, 2002 was 30.1% as compared to 29.4% for the fiscal year ended March 31, 2001.	Comparison of Years ended
March 31, 2001 and 2000
General.

Net income for the fiscal year ended March 31, 2001 was $1,743,000 or $.72 diluted earnings per share compared to $1,324,000 or $.52 diluted earnings per share for the fiscal year ended March 31, 2000. Net income increased due primarily to an increase in net interest income of $695,000.

Our return on average assets was .68% for the fiscal year ended 2001 compared to .60% for the fiscal year ended 2000. Return on average equity was 6.81% for the fiscal year ended 2001 compared to 5.11% for fiscal year 2000. Average equity to average assets was 9.97% for the fiscal year ended 2001 compared to 11.66% for the fiscal year ended 2000. We paid dividends to stockholders of $780,000 during 2001 and $819,000 during fiscal 2000 representing a dividend payout ratio of 44.75% and 61.90% respectively.

Interest Income.

Total interest income increased to $20,047,000 for the fiscal year ended March 31, 2001 as compared to $16,154,000 for the fiscal year ended March 31, 2000. The increase in total interest income can be attributed to both increases in the average dollar volume of interest-earning assets, primarily $14.5 million in investment securities and $25.7 million in loans receivable and an increase in the yield on interest earning assets. Average yields on total interest-earning assets increased from 7.84% in fiscal 2000 to 8.14% for the fiscal year ended March 31, 2001 due primarily to a higher rate environment.

NEXT PAGE

Management's Discussion & Analysis of Operations

Interest Expense.

Total interest expense increased to $11,914,000 for the fiscal year ended March 31, 2001 from $8,716,000 for the fiscal year ended March 31, 2000. The increase in total interest expense is attributable to increases in both the average dollar volume of interest-bearing liabilities of $38.0 million and the cost of interest bearing liabilities. The cost of funds increased from 4.54% for the fiscal year ended March 31, 2000 to 5.18% for the current year. The increase in deposit balances was due primarily to increases in certificates of deposit for the fiscal year ended March 31, 2001.

Provision for Loan Losses.

The provision increased to $321,000 for the fiscal ended March 31, 2001 from $283,000 for the fiscal year ended March 31, 2000 due primarily to an increase in loan growth for fiscal 2001. We monitor our loan loss reserve on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss reserve is adequate. As of March 31, 2001, the total allowance for loan losses amounted to $1,478,000. At March 31, 2001, our total allowance as a percentage of total loans receivable was .68% and as a percentage of total non-performing loans was 128%.

Noninterest Income.

Noninterest income decreased to $2,899,000 in fiscal 2001 as compared to $3,196,000 for the fiscal year ended March 31, 2000,	primarily due to a decrease in gain on sale of securities, offset by increased fees and gains on sale of secondary mortgage loans in the Bank's mortgage subsidiary.

Noninterest Expense.

Total noninterest expense decreased to $8,241,000 for the fiscal year ended March 31, 2001 from $8,258,000 for the fiscal year ended March 31, 2000 due primarily to a decrease in compensation expense offset by an increase in data processing expense.

Taxes.

Total taxes decreased to $728,000 during the year ended March 31, 2001 from $770,000 during fiscal 2000. The effective tax rate for the year ended March 31, 2001 was 29.4% as compared to 36.8% for the year ended March 31, 2000. The decrease in taxes is attributable primarily to both an increase in tax preferenced income and a change in the treatment of bad debt losses.

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

Our dominant source of funds during the fiscal year ended March 31, 2002 was from deposits which increased by $30.2 million.

Our cash decreased $2.0 million from $5.2 million at March 31, 2001 to $3.2 million at March 31, 2002. The decrease in cash was related to the increase in loans receivable.

At March 31, 2002, we had commitments to purchase or originate $9.5 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2002 totaled $52.8 million. Based on our historical experience,

NEXT PAGE

Community Financial Corporation
management believes that a significant portion of such deposits will remain with us.

Management further believes that loan repayments and other sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

At March 31, 2002, we had tangible and core capital of 9.07% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 14.04% of risk weighted assets, which also exceeded its requirement of 8.0%.

IMPACT OF INFLATION AND
CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result,	interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the price of goods and services. In the current interest-rate environment, equity, maturity structure and quality of our assets and liabilities are critical to the maintenance of acceptable performance levels.

ACCOUNTING
PRONOUNCEMENTS

For a discussion of certain accounting pronouncements implemented by us during fiscal 2002 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies to Consolidated Financial Statements.

FORWARD-LOOKING
STATEMENTS

This annual report contains forward-looking statements about the Company and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect	to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. Factors discussed under the caption "Management's Discussion and Analysis of Operations" and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

NEXT PAGE

Report of Independent Accountants
YHB Yount, Hyde & Barbour, P.C. Certified Public Accountants and Consultants

Report of Independent Certified Public Accountants

To the Board of Directors
Community Financial Corporation
Staunton, Virginia

We have audited the accompanying balance sheet of Community Financial Corporation and subsidiary as of March 31, 2002, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Community Financial Corporation and subsidiary for the years ended March 31, 2001 and 2000 were audited by other auditors whose report, dated April 22, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation and subsidiary as of March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Winchester, Virginia
April 12, 2002
50 S. Cameron St. P.O. Box 2560 Winchester, VA 22604 (540) 662-3417	Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

NEXT PAGE

Community Financial Corporation & Subsidiary

Consolidated Balance Sheets

March 31,	2002	2001

Assets

Cash (including interest bearing deposits of approximately $1,931,000 and $2,697,000)	$ 3,206,926	$ 5,168,499
Securities
Held to maturity (fair value approximates $16,781,000 and $30,170,000 at March 31, 2002 and 2001)	16,773,803	29,905,180
Available for sale, at fair value	8,399,486	8,421,433
Investment in Federal Home Loan Bank stock, at cost	2,600,000	3,150,000
Loans receivable, net	219,433,684	210,549,785
Loans held for sale	4,409,122	4,008,013
Real estate owned, net	793,603	451,310
Property and equipment, net	5,421,183	5,827,020
Accrued interest receivable	1,580,884	1,661,422
Prepaid expenses and other assets	755,280	1,032,871

	$263,373,971	$270,175,533

Liabilities and Stockholders' Equity
Liabilities
Deposits	$204,535,456	$174,307,472
Advances from Federal Home Loan Bank	28,000,000	63,000,000
Securities sold under agreement to repurchase	950,805	4,422,389
Advance payments by borrowers for taxes and insurance	254,846	293,168
Other liabilities	2,937,754	2,347,815

Total liabilities	236,678,861	244,370,844

Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value, authorized 3,000,000 shares, none outstanding	--	--
Common stock, $.01 par value, 10,000,000 authorized shares, 2,253,147 and 2,348,832 shares outstanding	22,531	23,488
Additional paid-in capital	4,326,489	4,500,450
Retained earnings	20,223,498	19,144,552
Accumulated other comprehensive income	2,122,592	2,136,199

Total stockholders' equity	26,695,110	25,804,689

	$263,373,971	$270,175,533

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation & Subsidiary

Consolidated Statements of Income

Year Ended March 31,	2002	2001	2000

Interest income
Loans	$16,869,736	$17,347,457	$14,565,894
Investment securities	1,453,478	2,522,462	1,448,006
Other investments	618,098	177,337	140,048

Total interest income	18,941,312	20,047,256	16,153,948

Interest expense
Deposits	7,449,753	7,709,614	6,380,089
Borrowed money	1,607,377	4,204,419	2,335,487

Total interest expense	9,057,130	11,914,033	8,715,576

Net interest income	9,884,182	8,133,223	7,438,372

Provision for loan losses	372,708	320,635	282,854

Net interest income after provision for loan losses	9,511,474	7,812,588	7,155,518

Noninterest income
Service charges, fees and commissions	3,006,799	2,408,678	1,366,212
Gain on sale of securities	--	--	601,412
Gain on sale of loans	279,843	412,650	1,015,447
Other	95,321	77,907	213,400

Total noninterest income	3,381,963	2,899,235	3,196,471

Noninterest expense
Compensation and employee benefits	4,913,086	4,329,702	4,712,025
Occupancy	1,323,565	1,037,806	942,354
Data processing	828,848	803,180	563,732
Insurance	32,752	32,295	72,530
Other	2,065,342	2,037,783	1,967,601

Total noninterest expense	9,163,593	8,240,766	8,258,242

Income before income taxes	$3,729,844	$2,471,057	$2,093,747

Income taxes
Current	1,341,215	875,002	920,799
Deferred	(218,567)	(147,336)	(150,932)

Total income taxes	1,122,648	727,666	769,867

Net income	$2,607,196	$1,743,391	$1,323,880

Earnings per share
Basic	$ 1.14	$ .72	$ .52
Diluted	$ 1.14	$ .72	$ .52

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation & Subsidiary

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity

Balance, March 31, 1999	25,721	4,897,207	19,395,509	2,065,291	26,383,728
Comprehensive income
Net income	--	--	1,323,880	--	1,323,880
Change in unrealized gain on available for sale securities	--	--	--	(879,379)	(879,379)
Total comprehensive income	--	--	--	--	444,501
Cash dividends, $.32 per share	--	--	(819,493)	--	(819,493)
Repurchase of stock (60,620 shares)	(606)	(115,178)	(498,877)	--	(614,661)

Balance, March 31, 2000	25,115	4,782,029	19,401,019	1,185,912	25,394,075
Comprehensive income
Net income	--	--	1,743,391	--	1,743,391
Change in unrealized gain on available for sale securities	--	--	--	950,287	950,287
Total comprehensive income	--	--	--	--	2,693,678
Cash dividends, $.32 per share	--	--	(780,102)	--	(780,102)
Exercise of stock options	60	38,940	--	--	39,000
Repurchase of stock (168,774 shares)	(1,687)	(320,519)	(1,219,756)	--	(1,541,962)

Balance, March 31, 2001	23,488	4,500,450	19,144,552	2,136,199	25,804,689
Comprehensive income
Net income	--	--	2,607,196	--	2,607,196
Change in unrealized gain on available for sale securities	--	--	--	(13,607)	(13,607)
Total comprehensive income	--	--	--	--	2,593,589
Cash dividends, $.32 per share	--	--	(732,079)	--	(732,079)
Exercise of stock options	10	9,740	--	--	9,750
Repurchase of stock (96,685 shares)	(967)	(183,701)	(796,171)	--	(980,839)

Balance, March 31, 2002	$22,531	$4,326,489	$20,223,498	$2,122,592	$26,695,110

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended March 31,	2002	2001	2000

Operating activities
Net income	$ 2,607,196	$ 1,743,391	$ 1,323,880
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	372,708	320,635	282,854
Depreciation	683,259	742,575	715,219
Amortization of premium and accretion of discount on securities, net	(111,759)	(65,031)	3,662
(Decrease) in net deferred loan origination fees	(56,390)	(69)	(81,228)
Loans originated for sale	(77,568,899)	(59,763,000)	(59,081,330)
Proceeds from loan sales	77,167,790	58,675,000	59,083,634
Deferred income taxes	(218,567)	347,349	(401,119)
Gain on sale of securities	--	--	(601,412)
(Increase) decrease in other assets	376,696	(319,851)	(124,425)
Increase in other liabilities	778,524	178,618	104,920

Net cash provided by operating activities	4,030,558	1,859,617	1,224,655

NEXT PAGE

Community Financial Corporation & Subsidiary

Consolidated Statements of Cash Flows (Continued)

Year Ended March 31,	2002	2001	2000

Investing activities
Proceeds from maturities of held to maturity securities	25,240,000	2,162,552	6,237,420
Purchase of held to maturity securities	(11,996,864)	(5,297,230)	(27,260,915)
Proceeds from sale of securities	--	--	612,189
Purchase of available for sale securities	--	--	(4,942,534)
Net increase in loans	(10,587,213)	(24,840,781)	(19,522,241)
Purchase of property and equipment	(277,422)	(99,971)	(1,292,303)
Improvements to other real estate owned	(49,096)	--	--
Proceeds from sale of real estate owned	1,075,232	1,281,213	559,904
Redemption of FHLB stock	650,000	--	1,350,000
Purchase of FHLB stock	(100,000)	(1,200,000)	(1,791,800)

Net cash provided (absorbed) by investing activities	3,954,637	(27,994,217)	(46,050,280)
Financing activities
Net increase (decrease) in certificates of deposit	$ (534,215)	$18,568,848	$ 4,793,639
Net increase (decrease) in savings and checking deposits	30,762,199	(2,829,651)	759,560
Proceeds from issuance of common stock	9,750	39,000	--
Repurchase of stock	(980,839)	(1,541,962)	(614,661)
Increase (decrease) in securities sold under agreements to repurchase	(3,471,584)	(15,577,611)	20,000,000
Dividends paid	(732,079)	(780,102)	(819,493)
Proceeds (repayments) from advances	(35,000,000)	26,000,000	18,000,000

Net cash provided (absorbed) by financing activities	(9,946,768)	23,878,522	42,119,045

(Decrease) in cash and cash equivalents	(1,961,573)	(2,256,078)	(2,706,580)

Cash and cash equivalents - beginning of year	5,168,499	7,424,577	10,131,157

Cash and cash equivalents - end of year	$ 3,206,926	$ 5,168,499	$ 7,424,577

Supplemental Disclosure of Cash Flow Information

Cash payments of interest expense	$ 7,846,883	$12,127,146	$ 8,722,056

Cash payments of income taxes	$ 1,442,418	$ 456,114	$ 967,226

Supplemental Schedule of Non-Cash Investing and Financing Activities

Transfers from loans to real estate acquired through foreclosure	$ 1,386,996	$ 909,521	$ 1,031,173

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

Nature of Business and Regulatory Environment

The Bank is a federally chartered thrift and the primary asset of the Corporation. The Corporation provides a full range of banking services to individual and corporate customers through its wholly-owned subsidiary. Community First Mortgage originates mortgage loans to sell to third party investors.

The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as well as savings and loan holding companies.

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

Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan loses, the valuation of foreclosed real estate and deferred tax assets.

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

Declines in the fair value of held to maturity and available for sale securities below their costs that are deemed to be other	than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific identification method.

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

NEXT PAGE

Community Financial Corporation & Subsidiary

Allowance for Loan Losses

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

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

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

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary difference between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options that could share in the earnings of the Corporation. The computation of basic and diluted earnings per share is presented in Note 11.

NEXT PAGE

Community Financial Corporation & Subsidiary

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) established rules for the reporting of comprehensive income and its components. Comprehensive income is defined to include all changes in equity except those resulting from investments by and distribution to shareholders. Comprehensive income consists of net income and unrealized gains on available for sale securities and is presented in the Consolidated Statements of Stockholders' Equity.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits and federal funds sold.

Other

Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the March 31, 2002 presentation.

Recent Accounting
Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements - Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which will potentially impact the accounting for goodwill and	other intangible assets. SFAS No. 141 eliminates the pooling method of accounting for business combinations and requires that intangible assets that meet certain criteria be reported separately from goodwill. The Statement also requires negative goodwill arising from a business combination to be recorded as an extraordinary gain. SFAS No. 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

The Corporation does not have any goodwill and other intangible assets.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Corporation's financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the	Impairment or Disposal of Long-Lived Assets. The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Corporation's financial statements.

In April of 2002, the Financial Accounting Standards Board issued SFAS 145, Rescission of SFAS Statements No. 4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections. The Statement removes criteria for reporting gains and losses from debt extinguishment as extraordinary items on the income statement, citing that debt extinguishment has become part of the risk management strategy of many companies. The Statement also modifies accounting treatment for leases in cases where capital leases are modified into operating leases. The treatment requires that a capital lease modified in this manner be accounted for under the sale-leaseback provisions under either SFAS 98 or SFAS 28 as applicable. This Statement shall be applied in fiscal years beginning after May 15, 2002. The Statement is not expected to have a material effect on the Corporation's financial statements.

NEXT PAGE

Notes to Consolidated Financial Statements

1.  Securities

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held to Maturity

United States government and agency obligations	$11,249,759	$ 41,802	$ 109,833	$11,181,728

Other	5,524,044	109,290	34,385	5,598,949

	16,773,803	151,092	144,218	16,780,677

Available for Sale

Federal Home Loan Mortgage Corporation securities	4,975,952	3,423,534	-	8,399,486

	$21,749,755	$3,574,626	$ 144,218	$25,180,163

March 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held to Maturity

United States government and agency obligations	$24,936,982	$163,324	$ --	$25,100,306

Corporate obligations	274,837	--	1,087	273,750

Other	4,693,361	102,163	--	4,795,524

	29,905,180	265,487	1,087	30,169,580

Available for Sale

Federal Home Loan Mortgage Corporation securities	4,975,952	3,445,481	--	8,421,433

	$34,881,132	$3,710,968	$1,087	$38,591,013

The amortized cost and estimated market value of securities at March 31, 2002, by contractual maturity, are as follows:

	Amortized Cost	Estimated Market Value

Held to Maturity

Due in one year or less	$ 1,021,617	$ 1,039,191
Due in one through five years	14,502,186	14,533,064
Due in five through ten years	1,250,000	1,208,422

	16,773,803	16,780,677

Available for Sale
Federal Home Loan Mortgage Corporation Securities	4,975,952	8,399,486

	$21,749,755	$25,180,163

Securities having a market value of $1,517,417 at March 31, 2002 were pledged by the Corporation for purposes required by law.

NEXT PAGE

Community Financial Corporation & Subsidiary

2.  Loans Receivable, Net

Loans receivable are summarized as follows

March 31,	2002	2001

Residential real estate	$118,730,888	$136,635,978
Commercial real estate	45,154,022	37,640,675
Construction and land	26,878,167	13,886,116
Commercial business	14,737,436	14,167,204
Consumer	23,881,655	16,704,561

	229,382,168	219,034,534

Less
Loans in process	8,141,658	6,819,563
Deferred loan fees, net	131,147	187,537
Allowance for loan losses	1,675,679	1,477,649

	9,948,484	8,484,749

	$219,433,684	$210,549,785

Loans serviced for others amounted to approximately $3,377,689 and $4,662,000 at March 31, 2002 and 2001, respectively. The loans are not included in the accompanying consolidated balance sheets.

The weighted average interest rate on loans receivable was approximately 7.18% and 8.43% at March 31, 2002 and 2001, respectively.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,	2002	2001	2000

Balance at beginning of year	$1,477,649	$1,218,168	$1,315,888

Provision charged to expense	372,708	320,635	282,854

Losses charged to the allowance, net of recoveries	(174,678)	(61,154)	(380,574)

Balance at end of year	$1,675,679	$1,477,649	$1,218,168

There were no loans considered impaired as of March 31, 2002. Nonaccrual loans excluded from impaired loan disclosure amounted to $142,234 at March 31, 2002. If interest on these loans had been accrued, such income would have approximated $5,098 for the year ended March 31, 2002.

3.  Property and Equipment

Property and equipment are summarized as follows:

March 31,	2002	2001

Buildings	$4,248,900	$4,190,880
Land and improvements	2,020,133	1,985,733
Furniture and equipment	2,867,938	2,749,740
Construction in progress	8,546	--

	9,145,517	8,926,353
Less accumulated depreciation and amortization	3,724,334	3,099,333

Net properties and equipment	$5,421,183	$5,827,020

NEXT PAGE

Notes to Consolidated Financial Statements

4.  Deposits

March 31,	2002	2001

Demand deposits
Savings accounts	$ 36,142,520	$ 14,413,730
NOW accounts	30,968,115	26,341,852
Money market deposit accounts	13,416,092	9,008,946

Total demand deposits	80,526,727	49,764,528

Time deposits	124,008,729	124,542,944

	$204,535,456	$174,307,472

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was approximately $22,616,987 and $23,463,000 at March 31, 2002 and 2001, respectively.

Time deposits mature as follows:

March 31,	2002	2001

Within one year	$ 52,837,823	$106,730,989
One to two years	19,169,440	15,585,843
More than two years	52,001,466	2,226,112

	$124,008,729	$124,542,944

Interest expense on deposits is summarized as follows:

Year Ended March 31,	2002	2001	2000

Time deposits	$6,265,873	$6,594,537	$5,143,629
Money market deposit and NOW accounts	623,481	685,805	795,965
Savings	560,399	429,272	440,495

	$7,449,753	$7,709,614	$6,380,089

5.  Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

March 31,	2002			2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and short-term investments	$ 3,206,926	$ 3,206,926	$ 5,168,499	$ 5,168,000
Securities	25,173,289	25,180,163	38,326,613	38,591,000
Loans, net of allowance for loan losses	223,842,806	225,465,000	214,557,798	213,760,000

Financial liabilities
Deposits	204,535,456	204,159,000	174,307,472	174,441,000
Advances from Federal Home Loan Bank	28,000,000	28,000,000	63,000,000	63,000,000
Securities sold under agreements to repurchase	950,805	950,805	4,422,389	4,422,000

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

NEXT PAGE

Community Financial Corporation & Subsidiary

5.  Fair Value of Financial Instruments (continued)

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

6.  Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in year ending March 31,

2003	$28,000,000

The weighted average interest rate on advances was 1.94% and 5.19% at March 31, 2002 and 2001, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement. Value of this collateral as of March 31, 2002 was $95,100,000.

NEXT PAGE

Notes to Consolidated Financial Statements

6.  Advances From Federal Home Loan Bank (continued)

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,	2002	2001	2000

Maximum amount outstanding during the year	$65,000,000	$63,000,000	$42,000,000

Average amount outstanding during the year	$44,122,346	$48,339,373	$32,583,333

Average interest rate during the year	3.48%	6.37%	5.68%

7.  Securities Sold Under Agreements to Repurchase

The following is a summary of certain information regarding the Bank's repurchase agreements:

Year Ended March 31,	2002	2001	2000

Balance at end of year	$ 950,805	$ 4,422,389	$20,000,000

Weighted average interest rate during the year	2.97%	6.58%	5.74%

Average amount outstanding during the year	$ 979,905	$16,695,213	$10,000,000

Maximum amount outstanding at any month end during the year	$2,091,152	$20,000,000	$20,000,000

8.  Income Taxes

Deferred tax assets (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:

March 31,	2002	2001

Deferred tax assets
Allowance for losses	$ 476,262	$ 320,782
Other	1,937	884

	478,199	321,666

Deferred tax liabilities
Depreciable assets	(24,279)	(78,818)
FHLMC stock	(1,300,943)	(1,309,283)
FHLB stock	(28,825)	(36,320)

	(1,354,047)	(1,424,421)

Net deferred tax liability	$ (875,848)	$(1,102,755)

Differences between the statutory and effective tax rates are summarized as follows:

Year Ended March 31,	2002	2001	2000

Tax at statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from
State income taxes, net of federal benefit	2.2	1.3	2.1
Non-taxable interest and dividend received deduction	(8.0)	(6.1)	(3.3)
Other	1.9	0.2	4.0

	30.1%	29.4%	36.8%

NEXT PAGE

Community Financial Corporation & Subsidiary

9.  Comprehensive Income

The components of other comprehensive income (loss) are summarized as follows:

Year Ended March 31,	2002	2001	2000

Unrealized gains (losses) on securities:
Unrealized holding gain (losses) arising during the period	$ (21,947)	$1,532,721	$ (889,052)
Less reclassification adjustment for gains (losses) included in net income	--	--	601,421

Other comprehensive income (loss), before tax	(21,947)	1,532,721	(1,490,473)

Income tax (expense) benefit related to items of other comprehensive income	8,340	(582,434)	611,094

Other comprehensive income (loss), net of tax	$ (13,607)	$ 950,287	$ (879,379)

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

The following table represents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

March 31, 2002	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

Tangible Capital	$3,947,000	1.50%	$23,870,000	9.07%	$19,923,000
Core Capital	10,525,000	4.00	23,870,000	9.07	13,345,000
Risk-based Capital	15,422,000	8.00	27,045,000	14.04	11,623,000

March 31, 2001	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

Tangible Capital	$ 4,048,000	1.50%	$22,168,000	8.21%	$18,120,000
Core Capital	10,795,000	4.00	22,168,000	8.21	11,373,000
Risk-based Capital	16,033,000	8.00	25,179,000	12.56	9,146,000

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by federal regulations.

NEXT PAGE

Notes to Consolidated Financial Statements

10.  Stockholders' Equity and Regulatory Capital Requirements (continued)

Capital distributions by OTS-regulated savings banks are limited by regulation ("Capital Distribution Regulation"). Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. The Capital Distribution Regulation permits a "Tier 1" savings bank to make capital distributions during a calendar year equal to net income for the current year plus the previous two years net income, less capital distributions paid over that same time period. Any distributions in excess of that amount require prior OTS notice, with the opportunity for OTS to object to the distribution. A Tier 1 savings bank is defined as a savings bank that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirement and has not been deemed by the OTS to be "in need of more than normal supervision". The Bank is currently classified as a Tier 1 institution for these purposes. The Capital Distribution Regulation requires that savings banks provide the applicable OTS District Director with a 30-day advance written notice of all proposed capital distributions whether or not advance approval is required by the regulation.

11.  Earnings Per Share

During the year ended March 31, 2000, the Board of Directors authorized a stock repurchase program under which up to 5%, or 128,607 shares, of the then outstanding shares of the Corporation's stock may be repurchased. During the year ended March 31, 2001, the Board of Directors increased the number of shares of the Corporation's stock which may be repurchased to 372,961. During the years ended March 31, 2002 and 2001, 96,685 and 168,774 shares, respectively, were repurchased for an aggregate amount of approximately $981,000 and $1,542,000, respectively.

Earnings per share is calculated as follows:

Year Ended March 31,	2002	2001	2000

Basic earnings

Income available to common shareholders	$2,607,196	$1,743,391	$1,323,880

Weighted average shares outstanding	2,285,975	2,435,180	2,561,343

Basic earnings per share	$ 1.14	$ .72	$ .52

NEXT PAGE

Community Financial Corporation & Subsidiary

11.  Earnings Per Share (continued)

Year Ended March 31,	2002	2001	2000

Diluted earnings per share

Income available to common shareholders	$2,607,196	$1,743,391	$1,323,880

Weighted average shares outstanding	2,285,975	2,435,180	2,561,343

Dilutive effect of stock options	6,212	--	--

Total weighted average shares outstanding	2,292,187	2,435,180	2,561,343

Diluted earnings per share	$ 1.14	$ .72	$ .52

During the year ended March 31, 2002, stock options representing 112,700 shares were not included in the calculation of earnings per share because they would have been antidilutive.

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

Year Ended March 31,	2002	2001	2000

Net periodic pension cost

Service cost - benefits earned during the period	$ 90,161	$ 87,355	$ 74,653
Interest cost on projected benefit obligations	64,504	58,100	48,874
Actual return on plan assets	(52,247)	(45,515)	(39,563)
Net amortization and deferral	(13,391)	(11,942)	(10,954)

	$ 89,027	$ 87,998	$ 73,010

Accumulated benefit obligation

Vested benefits	$741,857	$608,830	$511,450
Non-vested benefits	11,833	14,370	23,503

	$753,690	$623,200	$534,953

NEXT PAGE

Notes to Consolidated Financial Statements

12.  Employee Benefit Plans (continued)

March 31,	2002	2001

Accrued pension cost

Projected benefit obligation	$1,078,895	$885,325
Fair value of plan assets, primarily IPG insurance contracts	956,857	836,978

Projected benefit obligation in excess of assets	(122,038)	(48,347)

Unrecognized prior service cost	3,104	6,204
Unrecognized net loss	162,565	58,756
Unrecognized net asset	(16,529)	(24,796)

	$ 27,102	$ (8,183)

The following assumed rates were used in determining the projected benefit obligations:

Year Ended March 31,	2002	2001

Weighted average discount rate	7.00%	7.75%

Expected long-term rate of return on plan assets	7.50%	7.50%

Increase in future compensation levels	5.00%	5.00%

The measurement dates used to value the plan assets were December 31, 2002 and 2001.

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

Profit-sharing, pension plan, and retirement expenses were approximately $223,200, $156,200 and $154,400 for the years ended March 31, 2002, 2001 and 2000, respectively.

NEXT PAGE

Community Financial Corporation & Subsidiary

13.  Stock Option Plan

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ending March 31,	2002		2001		2000

	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Options outstanding at beginning of year	190,950	$11.60	242,950	$11.65	228,300	$11.87

Granted	15,000	10.88	30,000	9.63	27,500	9.90
Forfeited	(200)	12.00	(76,000)	10.86	(12,850)	11.88
Exercised	(1,000)	9.75	(6,000)	6.50	--	--

Options outstanding at end of year	204,750	$11.56	190,950	$11.60	242,950	$11.65

The weighted average fair value of options granted during the years ended March 31, 2002, 2001 and 2000 were $2.84, $2.84 and $2.38, respectively.

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

Net income	2002	2001	2000

As reported	$2,607,196	$1,743,391	$1,323,880
Pro forma	2,580,866	1,692,271	1,283,921

Net income per share	Basic	Diluted	Basic	Diluted	Basic	Diluted

As reported	$1.14	$1.14	$0.72	$0.72	$0.52	$0.52
Pro forma	1.13	1.13	0.69	0.69	0.50	0.50

NEXT PAGE

Notes to Consolidated Financial Statements

13.  Stock Option Plan (continued)

The fair value of each options granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the year ended March 31, 2002: a risk free interest rate of 5.51%, dividend yield of 2.79%, expected weighted average term of 10 years, and a volitality of 18.88%.

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002:

	Options Outstanding/Exercisable

	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share

$ 8.25 - $ 9.90	58,000	8.20	$ 9.59
$10.00 - $15.00	146,750	5.90	12.34

	204,750	6.55	$11.56

14.  Commitments and Contingencies

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include single family residences, other residential property, commercial property and land. At March 31, 2002, the Corporation had outstanding commitments to originate loans of approximately $9,495,000, unused lines of credit amounted to approximately $13,364,000 and standby letters of credit totaled approximately $381,000 at March 31, 2002.

Leases

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

Year Ending March 31,	Amount

2003	$253,808
2004	262,867
2005	270,852
2006	279,132
2007	287,718
Thereafter	1,114,253

$2,468,630

Total lease expense was approximately $215,000, $215,000 and $219,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

In the normal course of business, the Corporation has entered into employment agreements with certain officers of the Bank.

The Corporation maintains its cash accounts in several correspondent banks. As of March 31, 2002, deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) were $1,960,159.

NEXT PAGE

Community Financial Corporation & Subsidiary

15.  Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal shareholders, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At March 31, 2002 and 2001, these loans totaled $996,399 and $1,250,446, respectively. During the year ended March 31, 2002, total principal payments were $254,047. There were no principal additions during the year.

16.  Selected Quarterly Financial Data (Unaudited)

Condensed quarterly consolidated financial data is shown as follows: (Dollars in thousands except per share data)

Year ended March 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$5,204	$4,939	$4,448	$4,350
Total interest expense	2,767	2,504	1,992	1,794

Net interest income	2,437	2,435	2,456	2,556
Provision for loan losses	58	116	75	124

Net interest income after provision for loan losses	2,379	2,319	2,381	2,432

Other income	809	834	861	878
Other expenses	2,129	2,222	2,223	2,590

Income before income taxes	1,059	931	1,019	720

Income tax expense	336	289	340	157

Net income	$ 723	$ 642	$ 679	$ 563

Earnings per share
Basic	$0.31	$0.28	$0.30	$0.25
Diluted	0.31	0.28	0.30	0.25

NEXT PAGE

Notes to Consolidated Financial Statements

16.  Selected Quarterly Financial Data (Unaudited) (continued)

Condensed quarterly consolidated financial data is shown as follows: (Dollars in thousands except per share data)

Year ended March 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$4,660	$5,038	$5,150	$5,199
Total interest expense	2,742	3,062	3,116	2,994

Net interest income	1,918	1,976	2,034	2,205
Provision for loan losses	66	101	41	113

Net interest income after provision for loan losses	1,852	1,875	1,993	2,092

Other income	748	761	706	685
Other expenses	1,915	2,033	2,187	2,106

Income before income taxes	685	603	512	671

Income tax expense	248	202	181	97

Net income	$ 437	$ 401	$ 331	$ 574

Earnings per share
Basic	$ 0.18	$ 0.16	$ 0.14	$ 0.24
Diluted	0.18	0.16	0.14	0.24

NEXT PAGE

Community Financial Corporation & Subsidiary

17.  Condensed Financial Information of the Corporation (Parent Company Only)

Condensed Balance Sheets
March 31,	2002	2001

Assets

Investment in the Bank, at equity	$25,992,433	$24,384,416
Cash	334,828	1,088,027
Prepaid expenses and other assets	367,849	332,246

	$26,695,110	$25,804,689

Liabilities and Stockholders' Equity

Liabilities	$ --	$ --

Stockholders' Equity
Common stock	22,531	23,488
Additional paid-in capital	4,326,489	4,500,450
Retained earnings	20,223,498	19,144,552
Accumulated other comprehensive income	2,122,592	2,136,199

Total stockholders' equity	26,695,110	25,804,689

	$26,695,110	$25,804,689

Condensed Statements of Income
Year Ended March 31,	2002	2001	2000

Income
Dividend from Bank	$1,000,000	$3,500,000	$1,000,000
Interest income	45,459	12,596	14,089

Total income	1,045,459	3,512,596	1,014,089

Noninterest expenses	(68,714)	(88,715)	(46,399)

Income before equity in undistributed net income of the Bank	976,745	3,423,881	967,690
Equity in earnings of Bank, net of distributions	1,621,624	(1,709,385)	343,924

Income before income taxes	2,598,369	1,714,496	1,311,614
Income tax (benefit)	(8,827)	(28,895)	(12,266)

Net income	$2,607,196	$1,743,391	$1,323,880

NEXT PAGE

Notes to Consolidated Financial Statements

17.  Condensed Financial Information of the Corporation (Parent Company Only) (continued)

Condensed Statements of Cash Flows
Year Ended March 31,	2002	2001	2000

Operating activities
Net income	$2,607,196	$1,743,391	$1,323,880
Adjustments
Equity in earnings of Bank, net of distributions	(1,621,624)	1,709,385	(343,924)
(Increase) decrease in prepaid and other assets	(35,603)	(243,396)	(35,600)

Net cash provided by operating activities	949,969	3,209,380	944,356

Investing activities
Net cash provided by investing activities	--	--	--

Financing activities
Cash dividends paid on common stock	(732,079)	(780,102)	(819,493)
Repurchase of common stock	(980,839)	(1,541,963)	(614,661)
Stock options exercised	9,750	39,000	--

Net cash absorbed by financing activities	(1,703,168)	(2,283,065)	(1,434,154)

Increase (decrease) in cash	(753,199)	926,315	(489,798)

Cash, beginning of year	1,088,027	161,712	651,510

Cash, end of year	$ 334,828	$1,088,027	$ 161,712

NEXT PAGE

Stockholder Information

Form 10-KSB Report

A copy of the our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 including financial statements, as filed with the SEC, will be furnished without charge to our stockholders upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

Independent Auditors
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601

Market Makers
Scott & Stringfellow, Inc
Knight Securities L.P.
Anderson & Strudwick, Inc.
Sandler O'Neill & Partners

Transfer Agent
Community Bank
acts as Transfer Agent for
Community Financial Corporation	Legal Counsel
Nelson, McPherson, Summers
& Santos
12 North New Street
Staunton, Virginia 24401

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Williams, Mullen, Christian & Dobbins
Two James Center
1021 East Cary Street
Richmond, Virginia 23210

Common Stock

As of May 31, 2002, there were approximately 510 holders of record of Community Financial common stock. Community Financial common stock is traded on The Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

The following tables present the Corporation's high, low and closing sales prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods.

Fiscal 2002	High	Low	Close	Dividend Declared
June 2001	$10.25	$9.63	$9.90	$ .08
September 2001	10.90	9.90	10.60	.08
December 2001	11.05	10.05	10.60	.08
March 2002	11.50	10.88	11.13	.08

Fiscal 2001	High	Low	Close	Dividend Declared
June 2000	$10.25	$8.75	$8.75	$ .08
September 2000	9.13	8.13	8.44	.08
December 2000	9.50	8.00	9.50	.08
March 2001	10.00	9.50	9.63	.08

The Board of Directors of Community Financial makes dividend payment decisions with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 10 of the Notes to Consolidated Financial Statements contained in this Annual Report.

NEXT PAGE

Mortgage Corporation

During the fiscal year ending March 31, 2002, Community First Mortgage Corporation enjoyed its second consecutive year of profitability. The retail division of the Company closed $77.5 million in permanent residential mortgage loans, representing an increase of $18.2 million over the previous fiscal year. The Company's well earned reputation for providing quality service to its customers was a major factor in the recruitment of several new loan officers both the Richmond and Staunton markets. These new loan officers, as well as a lower interest rate environment relative to Fiscal	2001, were the primary ingredients of the Company's increase in retail production. The construction lending division, which was established in Fiscal 2000, once again experienced solid growth in Fiscal 2002. The division's builder loan and construction permanent loan programs attracted more new customers, thereby expanding the Company's market share in these portfolios. At fiscal year end, the con-struction lending division had originated $13.1 million in new loans, with $10.67 million in outstanding com-mitments and $7.55 million disbursed.

Community First Mortgage
Corporation Employees

Tony Bottoms
President

Staff

Kerri Bliss Lorey Bowles Lisa Collins Mary Jean Davis Steve Davis Diane Fox Lisa Kurtz	Debbie Giambanco Tom Gill Becky Heldreth Barbara Henderson Debra Lynch David Jones Bob Michaux Susan Miller	Rick Perkins Karen Poe Brenda Smith Molly Stout Kimberly Stump Becky Tinsley Dawn Warren

Community First Mortgage Corporation:

Main Office 9201 Arboretum Parkway, Suite 210 Richmond, Virginia 23236 (804) 330-9800	Staunton Office 101 Community Way Staunton, Virginia 24401 (540) 213-3770

NEXT PAGE

Community Bank Offices

Richmond Road Branch 101 Community Way -- Staunton, Virginia 24401 (540) 213-3888	Waynesboro Branch 2934 West Main Street -- Waynesboro, Virginia 22980 (540) 943-5000
Executive and Administrative Office Retail Banking Corporate Headquarters, Staunton	38 North Central Avenue Staunton, Virginia 24401 (540) 886-0796 Fax: (540) 885-0643 E-Mail: cbnk@cbnk.com Web Address: www.cbnk.com

BANK OF RAPHINE
COMMUNITY BANK
2134
COMMUNITY BANK
Est. 1928

COMMUNITY BANK
24 HOUR
EXPRESS LINE
885-7938
943-5070

Raphine Branch 2134 Raphine Road -- Raphine, Virginia 24472 (540) 377-5300	Stuarts Draft Branch 2658 Stuarts Draft Highway -- Stuarts Draft, Virginia 24477 (540) 337-1514

NEXT PAGE

Community Bank Offices

[DRAWING]

Artist Rendering for new Retail Branch Office on Route 11 in Verona
21 Dick Huff Lane, Verona, Virginia
(projected opening date December 2002)

Hampton Roads Region.

COMMUNITY BANK
COMMUNITY BANK
COMMUNITY FIRST MORTGAGE CORPORATION
621
COMMUNITY BANK
Drive-Thru

Regional Headquarters, Hilltop, Virginia Beach 621 Nevan Road -- Virginia Beach, Virginia 23451 (757) 491-8810	Kemps River, Virginia Beach 5300 Kemps River Drive, Suite 100 -- Virginia Beach, Virginia 23464 (757) 424-5600

NEXT PAGE

Corporate Profile

Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federally-chartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of Community Bank . In 1996, Community Financial changed its place of incorporation to the Commonwealth of Virginia from the State of Delaware.

   The principal asset of Community Financial is the outstanding stock of Community Bank, its wholly owned subsidiary. Community Financial presently has no separate operations and its business consists only of the business of Community Bank.

Community Bank's primary business is to meet the financial needs of individuals, businesses and community organizations.	Community Bank offers real estate, business and personal loans with complementary deposit services such as checking, savings, certificates of deposits, money market and retirement accounts. Flexible, local and prompt decisions on loan and other financial service needs are a primary advantage of banking with Community Bank. "Our Name Really Does Say It All."

Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton, Virginia 24401, a second Staunton office at 101 Community Way, Staunton, Virginia 24401, a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477, a Raphine office at 2134 Raphine Road, Raphine, Virginia 24472, a Verona office at 21 Dick Huff Lane, Verona, Virginia (projected opening date December, 2002) and two Virginia Beach office at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road, Virginia Beach, Virginia. The Bank's subsidiary, Community First Mortgage Corporation, conducts business at 9201 Arboretum Parkway, Suite 210, Richmond, Virginia 23236.

Community Bank Employees

Cassie Beaty
Michelle Coffey
Danny Fields
Wanda Garrison
Peggy Miller
Janice Pappas
Fran Stauffer
Susan Swisher
Courtney Williams
Gretchen Abshire
Becky Ballew
Tysha Blackburn
Darlene Hall
Alisha Hammer
Heather Miller
Jessie Palmieri
Jennifer Raybin
Lee Ralston Shaner
Grace Dick
Kathleen Fornadel
Ann Hottel
Carolyn Howell	Julie Krumpter
Teresa Layne
Stephanie Leach
Virginia McCormack
Beth Miller
Wendi Pell
Sally Pritchett
Kendell Rexrode
Rachel Sellers
Marie Schmitt
Sara Tyree
Kelly Vandevander
Dee Wimer
Dianne Campbell
David Cropp
Thomas Fleisher
Rose Lilly
Edgar Kurtz
John Seidler
Edgar Smith
Glenn VanLear
Benny Werner	Ann Wescott
Jennifer Boxler
Janet Braithwaite
Lona Cannon
Jessica Green
Dana Rogers
Teresa Tolley
Joe Zakaib
Pam Addington
Maria Dimapelis
Denia Jove
Lovetta Moore
Teresa Ridgeway
Dianne Booth
Diane Decker
Robert Hoffman
Teresa Knapton
Ellen Kutchak
Chris Kyriakides
Rosalie Moster
Jane Orem
Catherine Pauly	Robert Pennington
Connie Savage
Connie West-Williams
Stacy Whaley
Kathy Willis
Jim Fordham
Hugh McMenamin
Jeff Wagner
Doug Richard
Brenda Haley
Jerry Giles
Renee Fangman
Rich Mayer
Janet Redifer
Pamela Ritchie
Romona Savidge
Amanda Campbell
Jennifer Campbell
Charlott Dean
Kay Dean
Melissa Galvin
Janice Seagraves	Heather West
Stephanie Wimer
Kim Aldhizer
Deborah Burnett
Martha Chandler
Ariel Fix
Emilie McKenzie
Lyle Moffett
Karen Sheehan
Sean Smoker
Linda Turner
Barbara Wood
Butch Smiley
Thomas Wagner
Gary Davenport
Stacy Clemmer
Tonna Lotts
Debra Poole
Linda Wood