Form 10KSB, Exhibit 13
period 2003-03-31
COMMUNITY FINANCIAL CORP /VA/
filed 2003-06-30
CIK 850606

2003 Annual Report

NEXT PAGE

NEXT PAGE

Selected Consolidated

	At March 31,
	2003	2002	2001	2000	1999

	(In Thousands)
Selected Financial Condition Data:
Total assets	$297,991	$263,374	$270,176	$243,077	$200,810
Loans receivable, net	245,638	219,434	210,550	189,701	171,414
Investment securities and other earning assets(1)	35,550	29,704	44,421	38,074	17,020
Real estate owned, net	720	794	451	823	352
Deposits	247,212	204,535	174,307	158,568	153,015
Advances and other borrowed money	22,774	28,951	67,422	57,000	19,000
Stockholders' equity	26,342	26,695	25,805	25,394	26,384
	At March 31,
	2003	2002	2001	2000	1999

	(In Thousands)
Selected Operations Data:
Total interest income	$17,661	$18,941	$20,047	$16,154	$14,258
Total interest expense	6,746	9,057	11,914	8,715	7,332
Net interest income	10,915	9,884	8,133	7,439	6,926
Provision for loan losses	451	373	320	283	360
Net interest income after provision for loan losses	10,464	9,511	7,813	7,156	6,566
Service charges and fees on loans	3,490	3,287	2,821	2,382	1,328
Gain on sale of securities	-	-	-	601	1,225
Other noninterest income(2)	159	95	78	213	85
Noninterest expenses	9,954	9,163	8,241	8,258	6,028
Income before income taxes	4,159	3,730	2,471	2,094	3,176
Income taxes	1,253	1,123	728	770	1,328
Net income	$2,906	$2,607	$1,743	$ 1,324	$ 1,848
	At March 31,
	2003	2002	2001	2000	1999

	(In Thousands)
Other Data:
Average interest-earning assets to average	107.41%	108.18%	107.04%	107.30%	111.43%
Average interest rate spread during year	3.86	3.66	2.96	3.30	3.45
Non-performing assets to total assets	.63	.36	.43	.52	.76
Return on assets (ratio of net income to average total assets)	1.03	1.03	.68	.60	.96
Return on equity (ratio of net income to average total equity)	10.96	10.01	6.81	5.11	7.12
Equity-to-assets ratio (ratio of average equity to average assets)	9.94	10.27	9.97	11.66	13.52
Per Share Data:
Net income-diluted	$1.33	$1.14	$ .72	$ .52	$.71
Book value	12.78	11.84	10.99	10.11	10.26
Dividends	.35	.32	.32	.32	.31
Dividend payout ratio	25.95%	28.08%	44.75%	61.90%	43.11%
Number of full-service offices	8	7	6	6	5

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items.

NEXT PAGE

President's Letter

Dear Stockholder:

     It is indeed a privilege to review with you Community Financial's operating results for the year ended March 31, 2003. This has been another unprecedented year for your Corporation as we continue to show strong balance sheet growth while enjoying record profitability. We hope that as you read this report you will feel the same pride and enthusiasm for Community Financial Corp and its subsidiary, Community Bank, that we do.

     Net income for this past fiscal year ended March 31, 2003 was $2.9 million compared to $2.6 million for the previous year, an increase of 11.5%. Earnings per diluted share were $1.33 compared to $1.14 the previous year, a 17% increase. This increase in earnings is attributable primarily to the increase in spread between our interest-earning assets and interest-bearing liabilities coupled with the increase in our average loans outstanding during the year.

     Loans outstanding increased by $26.2 million or 12%, resulting in a portfolio of $245.6 million at year-end. To achieve this growth we closed over $128 million in loans, which to date has been our most productive year. Loan growth was impacted by the low interest rate environment, which resulted in the continued high volume loan payoffs as borrowers refinanced adjustable-rate loans taking advantage of lower priced fixed-rate loans.

     Community also enjoyed very healthy growth in deposits, which increased by $42.7 million or 20.9% to $247.2 million. This growth was primarily in lower rate deposits, which enabled the Bank to maintain and improve its spread during the year. Total assets increased by $34.6 million or 13%, ending the year at $297.9 million.

     The Hampton Roads Region, which is comprised of two full service offices in Virginia Beach, is an integral part of our operation and continues to contribute to the overall profitability of the Corporation. The Region has enjoyed strong growth ending the year with a loan portfolio exceeding $87 million, an increase of $22 million or 35% for the year. Deposits increased by $20 million or 59% resulting in total deposits at year-end of $55 million.

     Community's stock price also experienced strong improvement during Fiscal 2003. At March 31, 2002 our stock price was $11.13. The closing price of the stock at March 31, 2003 was $15.50, a 39% increase. Your Board and Management are pleased with this improvement and we will strive to continue this favorable trend.

This has truly been an extraordinary year for your Company. Not withstanding our record operating results and balance sheet growth, Community has expanded its franchise in the valley to six full-service locations with the opening of a new office in Verona. This office, which compliments the Staunton market, was opened in December 2002, and is expected to be a positive addition to our franchise. We announced last July that Community had contracted to purchase the Post Office Building directly across Frederick Street from our main office in Staunton. This location is well suited to house the Bank's operations center and we are pleased to inform you that renovations of the building have been completed and our operations department was relocated in May. The Post Office will continue to have a branch operation on a portion of the first floor. The remainder of this floor is currently leased and will be available for future expansion of the Bank. This transaction further illustrates Community Bank's strong commitment to downtown Staunton and the surrounding community.

     In addition to the capital improvements that Community has made, we continue to evaluate our products and services to ensure that we are providing for the needs of the markets we serve. The most notable addition this year has been our internet banking product. "Community Online" allows our customers 24-hour access to their accounts at no additional cost. This product also has a bill payment feature, for a small monthly fee, which allows customers to pay their bills with the click of a computer mouse. We invite you to visit our web site at www.cbnk.com or come in and talk with our staff to learn more about this safe, secure and convenient form of banking.

     As we enter our 75th year of operation we can look back at many changes that our industry has experienced. Accounting systems have migrated from ledger cards to computer systems. We have seen the advent of passbook and statement savings, certificates of deposits, checking accounts, telephone banking and now internet banking. Initially, and for many years, Community's lending was exclusively to provide for and promote home ownership with a very limited product line. Over the years our business has changed to include 30 year fixed and adjustable rate mortgages, consumer, commercial and construction loans and lines of credit just to mention a few. The one constant during the past 75 years has been Community's

NEXT PAGE

President's Letter

commitment to give the best possible service to the customers we serve. We realize that without the support of our customers and stockholders we cannot succeed. We also recognize the need to be a good corporate citizen. We have and will continue to be a leader in the communities we serve through our financial support and through the participation of our Community Family members in various civic organizations, charitable endeavors and community activities. "Our name really does say it all".

We have compiled a brief history of the past 75 years of Community Bank, which is included as an insert to this report. We hope that you enjoy reading it. For those of you that are

James R. Cooke Jr
Chairman of the Board
from the Staunton area it will bring back some fond memories and for those not as familiar with the institution we hope that you will have a better sense of Community's heritage.

There is much uncertainty in the economic environment as we begin this year and there will be many challenges on the horizon. However, your Board, Management and Staff are committed to the successful operation of your Corporation. We would like to thank the Community Family for all the efforts that they have put forth to make this a successful year and thank our stockholders, customers and friends for their continued support.

P. Douglas Richard
President & CEO

NEXT PAGE

Community Financial Corporation and Subsidiary

Officers	Board of Directors
P. Douglas Richard
President & CEO
R. Jerry Giles
Chief Financial Officer
Benny N. Werner
Senior Vice President
Norman C. (Butch) Smiley, III
Senior Vice President
Chris P. Kyriakides
Senior Vice President
Gary L. Davenport
Vice President
Kay T. Dean
Vice President
Danny R. Fields
Vice President
Darlene A. Hall
Vice President
Robert M. (Bobby) Hoffman
Vice President
Richard J. Mayer
Vice President
Lyle A. Moffett
Vice President
Jane P. Orem
Vice President
Robert Pennington
Vice President
Ramona W. Savidge
Vice President
Charles F. Andersen, M.D. Dr. Andersen is an orthopedic surgeon in private practice in Waynesboro, Virginia.

James R. Cooke, Jr.,D.D.S. Dr. Cooke has been a practicing dentist in Staunton, Virginia since 1965.

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

Thomas R. Wagner
Vice President
Kathy H. Willis
Vice President
Joseph P. Zakaib
Vice President
F. Marie Biser
Assistant Vice President
Michele T. Bartley
Assistant Vice President
Dianne F. Campbell
Assistant Vice President
Virginia M. McCormack
Assistant Vice President
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

Dale C. Smith. Mr. Smith was the General Manager and Chief Executive Officer of Augusta Cooperative-Farm Bureau, Inc., a farm supply and retail store, for thirty-nine years until his retirement September 1, 2002.

Morgan N. Trimyer, Jr. Mr. Trimyer served as Vice President and Partner of Welton, Duke ∓mp;mp; Hawks, Inc., an insurance company headquartered in Portsmouth, Virginia from 1984 to 2001. He was also a Vice President with Valley Insurance Agency, Inc. located in Lexington, Virginia, and has 30 years of experience in the insurance industry in Virginia. He currently serves as Vice President of Bankers Insurance, LLC and is the Director of Marketing.
Lovetta L. Moore
Assistant Vice President
Connie R. Savage
Assistant Vice President
Brenda L. Sayre
Assistant Vice President
Linda B. Wood
Assistant Vice President
Martha B. Chandler
Assistant Secretary
Charlott C. Dean
Assistant Secretary
Teresa W. Layne
Assistant Secretary
Janet R. Redifer
Assistant Secretary
Barbara M. Wood
Assistant Secretary	Hampton Roads Board of Directors

Pictured front row, left to right:

Robert M. Thornton,
James R. Cooke, Jr.
P. Douglas Richard.

Back row, left to right:

Chris P. Kyriakides,
William R. Waddell,
Berard Harrison,
Leslie Watson.

Not pictured: Morgan N. Trimyer, Jr.

NEXT PAGE

Management's Discussion & Analysis

Introduction

C ommunity Financial Corporation ("Community Financial") is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial, and Community First Mortgage Corporation, a wholly owned subsidiary of Community Bank. References in this Annual Report to "we", "us" and "our" refer to Community Financial and/or Community Bank as the context requires.

Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than interest-earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other noninterest income. Our net income is also affected by, among other things, gains on sale of loans, mortgage-backed securities and investment securities, fee income, provision for loan and real estate losses, operating expenses and income taxes.

Critical Accounting Policies
General

T he Corporation's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No.5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.
We maintain an allowance for loan losses to provide for estimated probable losses in our loan portfolio. Management determines the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. Management reviews the adequacy of the allowance at least quarterly, utilizing its internal loan classification system. Management believes that the allowance for loan loss is adequate at March 31, 2003. Although management believes it uses the best information available, future adjustments to the allowance may be necessary.

Asset/Liability Management

M anagement believes it is important to manage the relationship between interest rates and the effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, but also within limits established by the board of directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

Presented in the following table, as of March 31, 2003 and 2002, is an analysis of our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve and compared to our board policy limits. Information is presented in accordance with Office of Thrift Supervision regulations and based on its assumptions. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is not significantly impacted by rising or falling rates due to our asset/liability management policies.

NEXT PAGE

Community Financial Corporation

		March 31, 2002		March 31, 2001
Change in Interest Rate (Basis Points)	Board Limit % Change	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV
(Dollars in Thousands)
+300	-40%	$-1,403	-4%	$-3,798	-11%
+200	-30	-527	-1	-2,175	-6
+100	-20	-41	0	-943	-3
-0-	---	---	---	---	---
-100	-20	-588	-2	351	1

Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest-earning assets. As of March 31, 2003, approximately 66% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable-rate mortgage loans and have increased our portfolio of short-term consumer loans. Longer term fixed-rate mortgage loans, 20 to 30 years, are generally sold in the secondary market. We are currently originating fixed-rate loans for immediate sale only through our subsidiary, Community First Mortgage.

On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing non-interest bearing or low interest deposit prod-

ucts and maintaining competitive pricing on longer term certificates of deposit. We have also used Federal Home Loan Bank advances to provide funding for loan originations and to provide liquidity as needed.

In managing our asset/liability mix depending on the relationship between long- and short-term interest rates, market conditions, and consumer preference, we may place somewhat greater emphasis on maximizing our net interest income than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe the increased net income that may result from an acceptable mismatch in the actual maturity or repricing of our asset and liability portfolio can provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. We have established limits, which may change from time to time, on the level of acceptable interest rate risk. There can be no assurance, however, that in the event of an adverse change in interest rates, our efforts to limit interest rate risk will be successful.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

NEXT PAGE

Management's Discussion & Analysis

Average Balances, Interest Rates and Yields

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on a monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended March 31,
	2003			2002			2001
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in Thousands)
Interest-Earning Assets
Loans	$235,125	$16,051	6.83%	$215,598	$16,870	7.82%	$204,475	$17,347	8.48%
Investment securities and other investments	34,451	1,610	4.67	34,270	2,071	6.04	41,737	2,700	6.48
Total interest-earning assets	269,576	17,661	6.55	249,868	18,941	7.58	246,212	20,047	8.14
Non-interest earning assets	10,814			9,253			10,888
Total assets	$280,390			$259,121			$257,100
Interest-Bearing Liabilities
Deposits	$225,576	6,296	2.79	185,039	7,450	4.03	164,959	7,710	4.67
FHLB advances and other borrowings	25,391	450	1.77	45,929	1,607	3.50	65,055	4,204	6.46
Total interest-bearing liabilities	250,967	6,746	2.69	230,968	9,057	3.92	230,014	11,914	5.18
Other Liabilities	2,096			2,141			1,562
Total Liabilities	253,063			233,109			231,576
Stockholders' equity	27,327			26,012			257,524
Total liabilities and stockholders equity	$280,390			$259,121			$257,100
Net interest income/interest rate spread	$10,915		3.86		$9,884	3.66		$8,133	2.96
Net interest-earning assets/net yield on interest-earning assets	$18,609		4.05	$18,900		3.96	$16,198		3.30
Percentage of interest- earning assets to interest- bearing liabilities	107.41%			108.18%			107.04%

NEXT PAGE

Community Financial Corporation

The following table sets forth our interest rate spread on the last day of the year as indicated.

	March 31,
	2003	2002	2001
Yield On
Loans	6.33%	7.18%	8.43%
Investment securities and other investments	4.50%	4.87%	6.17%
Total interest-earning assets	6.11%	6.82%	8.05%
Cost Of
Deposits	2.44%	3.27%	4.83%
FHLB advances and other borrowings	1.57%	1.95%	5.19%
Total interest-bearing liabilities	2.35%	3.11%	4.93%
Interest rate spread	3.76%	3.71%	3.12%

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

	Year Ended March 31,
	2003 v. 2002			2002 v. 2001
		Total Increase (Decrease)				Total Increase (Decrease)
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)
Interest-Earning Assets
Loans	$ 1,333	$(2,152)	$ (819)	$ 1,107	(1,584)	$ (477)
Investments securities and other investments	8	(469)	(461)	(456)	(173)	(629)
Total interest-earnings assets	$ 1,341	$(2,621)	$(1,280)	$ 651	$(1,757)	$(1,106)
Interest-Bearing Liabilities
Deposits	$1,131	$(2,285)	$(1,154)	$2,066	$(2,326)	$(260)
FHLB advances and other borrowings	(364)	(793)	(1,157)	(1,015)	(1,582)	(2,597)
Total interest-bearing liabilities	$767	$(3,078)	$(2,311)	$1,051	$(3,908)	$(2,857)
Net interest income			$1,031)			$1,751

NEXT PAGE

Management's Discussion & Analysis

Asset Quality

A sset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

At March 31, 2003, total non-performing assets, consisting of non-performing loans and real estate owned, were $1,839,000 or .62% of total assets compared to $941,000 or .36% at March 31, 2002. Non-performing assets at March 31, 2003 were comprised primarily of residential construction properties delinquent 90 days or more. At March 31, 2003, the largest property in non-performing assets was a residential construction loan with an approximate value of $375,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general, no assurances can be given that our level of non-performing assets may not increase in the future.

We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the allowance at least quarterly, utilizing our internal loan classifications system. During fiscal 2003, we increased our allowance for loan losses $265,000 to $1,940,000. Management believes that the loan loss allowance is adequate. We had net charge-offs of $186,000, $175,000, and $61,000 , for the years ended March 31, 2003, 2002 and 2001, respectively. The increase in net charge-

offs from 2002 to 2003 is related primarily to increased charge-offs on consumer loans. While consumer loans provide a greater yield they generally have a higher rate of charge-offs than mortgage loans. Although management believes it uses the best information available, future adjustments to the allowance may be necessary.

Financial Condition

T otal assets increased $34.6 million to $298.0 million at March 31, 2003 as a result of increases in both investment securities of $5.5 million and in loans of $25.5 million. These increases were funded by a $42.7 million increase in deposits with the balance being used to pay down $6.2 million of borrowings. The increase in deposits can be attributed primarily to an increase in demand deposits of $38.2 million. Management believes the increase in demand deposits is primarily attributable to maintaining competitive rates. The increase in loans receivable was due primarily to competitive pricing on both mortgage and consumer loans.

Stockholders' equity decreased $353,000 to $26.3 million at March 31, 2003 compared to March 31, 2002. The decrease was the result of dividends paid to stockholders of $754,000 and common stock repurchased of $2.4 million offset by $2.9 million of net income in fiscal 2003.

Results of Operations

O ur results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Comparison of Years ended
March 31, 2003 and 2002

General. Net income for the year ended March 31, 2003 was $2,906,000 or $1.33 diluted earnings per share compared to $2,607,000 or $1.14 diluted earnings per share for the year ended March 31, 2002. Net income increased due primarily to an increase in net interest income of $1.0 million.

Our return on average assets was 1.03% for the fiscal years ended 2003 and 2002. Return on average equity was 10.96% for fiscal year ended 2003 compared to 10.01% for fiscal year 2002. Average equity to average assets was 9.94% for the fiscal year ended 2003 compared to 10.27% for the fiscal year ended 2002. We paid dividends to stockholders of $754,000 during 2003 and $732,000 during fiscal 2002 representing a dividend payout ratio of 25.95% and 28.08% respectively.

Interest Income.

Total interest income decreased to $17,661,000 for the year ended March 31, 2003 as compared to $18,941,000 for the year ended March 31, 2002. The decrease in total interest income can be attributed to a decrease in the yield on interest earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $19.5 million in loans receivable. Average yields on total interest-earning assets decreased from 7.58% in fiscal 2002 to 6.55% for the current fiscal year due primarily to a lower rate environment.

Interest Expense.

Total interest expense decreased to $6,746,000 for the year ended March 31, 2003 from $9,057,000 for the year ended March 31, 2002. The decrease in total interest expense is primarily attributable to a decrease in the cost of interest

NEXT PAGE

Community Financial Corporation

bearing liabilities. The cost of funds decreased from 3.92% for the year ended March 31, 2002 to 2.69% for the current year. The increase in deposit balances was due primarily to increases in demand deposits for the current fiscal year.

Provision for Loan Losses.

The provision increased to $451,000 for the fiscal ended March 31, 2003 from $373,000 for the fiscal year ended March 31, 2002 due both to an increase in loan growth and an increase in nonmortgage loan charge-offs for fiscal 2003. We monitor our loan loss allowance on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss allowance is adequate. As of March 31, 2003, the total allowance for loan losses amounted to $1,940,000. At March 31, 2003, our allowance as a percentage of total loans receivable was .79% and as a percentage of total non-performing loans was 105%.

Noninterest Income.

Noninterest income increased to $3,650,000 in fiscal 2003 as compared to $3,382,000 for the year ended March 31, 2002, primarily due to increased fees on sale of secondary mortgage loans by the Bank's mortgage subsidiary.

Noninterest Expense.

Total noninterest expense increased to $9,954,000 for the year ended March 31, 2003 from $9,164,000 for the year ended March 31, 2002 due primarily to an increase in compensation expense and data processing expense associated with the opening of a new branch during 2003.

Taxes.

Total taxes increased to $1,254,000 during the year ended March 31, 2003 from $1,123,000 during fiscal 2002. The effective tax rate for the years ended March 31, 2003 and 2002 was 30.1%.

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

Interest Income.

Total interest income decreased to $18,941,000 for the year ended March 31, 2002 as compared to $20,047,000 for the year ended March 31, 2001. The decrease in total interest income can be attributed to a decrease in the yield on interest earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $11.1 million in loans receivable. Average yields on total interest-earning assets decreased from 8.14% in fiscal 2001 to 7.58% for the 2002 fiscal year due primarily to a lower rate environment.

Interest Expense.

Total interest expense decreased to $9,057,000 for the year ended March 31, 2002 from $11,914,000 for the year ended March 31, 2001. The decrease in total interest expense is attributable to a decrease in both the average dollar volume of borrowings and the cost of interest bearing liabilities. The cost of funds decreased from 5.18% for the year ended March 31, 2001 to 3.92% for the 2002 fiscal year. The increase in deposit balances was due primarily to increases in demand deposits for the 2002 fiscal year.

Provision for Loan Losses.

The provision increased to $373,000 for the fiscal year ended March 31, 2002 from $321,000 for the fiscal year ended March 31, 2001 due primarily to an increase in loan growth for fiscal 2002. We monitor our loan loss allowance on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss allowance is adequate. As of March 31, 2002, the total allowance for loan losses amounted to $1,676,000. At March 31, 2002, total allowance as a percentage of total loans receivable was .75% and as a percentage of total non-performing loans was 178%.

NEXT PAGE

Management's Discussion & Analysis

Noninterest Income.

Noninterest income increased to $3,382,000 in fiscal 2002 as compared to $2,899,000 for the year ended March 31, 2001, primarily due to increased fees on sale of secondary mortgage loans by the Bank's mortgage subsidiary.

Noninterest Expense.

Total noninterest expense increased to $9,164,000 for the year ended March 31, 2002 from $8,241,000 for the year ended March 31, 2001 due primarily to an increase in compensation expense and data processing expense associated with the opening of a new branch location.

Taxes.

Total taxes increased to $1,123,000 during the year ended March 31, 2002 from $728,000 during fiscal 2001. The effective tax rate for the year ended March 31, 2002 was 30.1% as compared to 29.4% for the year ended March 31, 2001.

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

Our dominant source of funds during the year ended March 31, 2003 was from deposits which increased by $42.7 million.

Our cash increased $1.6 million from $3.2 million at March 31, 2002 to $4.8 million at March 31, 2003. The increase in cash was related to the increase in deposits.

At March 31, 2003, we had commitments to purchase or originate $17.9 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2003 totaled $56.7 million. Based on our historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

At March 31, 2003, we had tangible and core capital of 8.00% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 12.22% of risk weighted assets, which also exceeded its requirement of 8.0%. The Bank was considered "well capitalized" as of March 31, 2003.

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

NEXT PAGE

Community Financial Corporation

Accounting Pronouncements

For a discussion of certain accounting pronouncements implemented by us during fiscal 2003 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies to Consolidated Financial Statements.

Forward-Looking Statements
This document, including information incorporated by reference, contains, and future filings by Community Financial Corporation on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and written statements by Community Financial Corporation and its management may contain, forward-looking statements about Community Financial Corporation which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs and loan loss provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, and synergies, efficiencies, cost savings and funding advantages. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Accordingly, Community Financial Corporation cautions readers not to place undue reliance on any forward-looking statements. Many of these forward-looking statements appear in this document in the President's Letter and Management's Discussion and Analysis. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify these forward-looking statements. The important factors discussed below, as well as other factors discussed elsewhere in this document and factors identified in our filings with the Securities and Exchange Commission and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document. Among the factors that could cause our actual results to differ from these forward-looking statements are:

  the strength of the United States economy in general and the strength of the local economies in which we conduct our operations; general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in the credit quality of our loans and other assets;

  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

  financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;

  the timely development of and acceptance of new products and services of Community Financial Corporation and Community Bank, and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

  the impact of changes in financial services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance); legislative or regulatory changes may adversely affect the business in which we are engaged;

  the impact of technological changes;

  changes in consumer spending and saving habits; and

  our success at managing the risks involved in the foregoing.

Community Financial Corporation disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

NEXT PAGE

Report of Independent Accountants

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
         and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Community Financial Corporation Staunton, Virginia

We have audited the accompanying consolidated balance sheets of Community Financial Corporation and subsidiary as of March 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Community Financial Corporation for the year ended March 31, 2001 were audited by other auditors whose report, dated April 22, 2001, expressed an unqualified opinion on those statements.

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

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Corporation as of March 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Winchester, Virginia
April 29, 2003

50 S. Cameron St. P.O. Box 2560 Winchester, VA 22604 (540) 662-3417	Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

NEXT PAGE

Community Financial Corporation and Subsidiary

March 31,	2003	2002

Assets

Cash (including interest bearing deposits of approximately $ 2,299,000 and $1,931,000)	$ 4,836,129	$ 3,206,926
Securities
Held to maturity (fair value approximates $21,671,024 and $16,780,677)	21,028,862	16,773,803
Available for sale, at fair value	10,522,566	8,399,486
Restricted investment in Federal Home Loan Bank stock, at cost	1,700,000	2,600,000
Loans receivable, net of allowance for loan losses of $1,940,425 and $1,675,679	245,638,070	219,433,684
Loans held for sale	3,669,914	4,409,122
Real estate owned, net	719,935	793,603
Property and equipment, net	7,464,889	5,421,183
Accrued interest receivable	1,359,631	1,580,884
Prepaid expenses and other assets	1,051,313	755,280

Total assets	$297,991,309	$263,373,971

Liabilities and Stockholders' Equity

Liabilities
Deposits	$247,212,193	$204,535,456
Advances from Federal Home Loan Bank	22,000,000	28,000,000
Securities sold under agreement to repurchase	773,725	950,805
Advance payments by borrowers for taxes and insurance	185,416	254,846
Other liabilities	1,477,827	2,937,754

Total liabilities	271,649,161	236,678,861

Commitments and Contingencies	-	-

Stockholders' Equity
Preferred stock, $.01 par value, authorized 3,000,000 shares, none outstanding	-	-
Common stock, $.01 par value, 10,000,000 authorized shares, 2,064,347 and 2,253,147 shares outstanding	20,643	22,531
Additional paid-in capital	4,065,694	4,326,489
Retained earnings	20,343,660	20,223,498
Accumulated other comprehensive income, net	1,912,151	2,122,592

Total stockholders' equity	26,342,148	26,695,110

Total liabilities and stockholders' equity	$297,991,309	$263,373,971

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation and Subsidiary

Consolidated Statements of Income
Year Ended March 31,	2003	2002	2001

Interest income
Loans	$16,050,771	$16,869,736	$17,347,457
Investment securities	1,019,061	1,453,478	2,522,462
Other investments	591,166	618,098	177,337

Total interest income	17,660,998	18,941,312	20,047,256

Interest expense
Deposits	6,295,618	7,449,753	7,709,614
Borrowed money	450,606	1,607,377	4,204,419

Total interest expense	6,746,224	9,057,130	11,914,033

Net interest income	10,914,774	9,884,182	8,133,223

Provision for loan losses	450,836	372,708	320,635

Net interest income after provision for loan losses	10,463,938	9,511,474	7,812,588

Noninterest income
Service charges, fees and commissions	3,192,424	3,006,799	2,408,678
Gain on sale of loans	297,965	279,843	412,650
Other	159,172	95,321	77,907

Total noninterest income	3,649,561	3,381,963	2,899,235

Noninterest expense
Compensation and employee benefits	5,806,295	4,913,086	4,329,702
Occupancy	1,358,019	1,323,565	1,037,806
Data processing	1,056,982	828,848	803,180
Deposit insurance	35,726	32,752	32,295
Other	1,697,122	2,065,342	2,037,783

Total noninterest expense	9,954,144	9,163,593	8,240,766

Income before income taxes	$4,159,355	$3,729,844	$2,471,057

Income taxes	1,253,563	1,122,648	727,666

Net income	$2,905,792	$2,607,196	$1,743,391

Earnings per share
Basic	$ 1.34	$ 1.14	$ .72
Diluted	$ 1.33	$ 1.14	$ .72

See accompanying summary of accounting policies and notes to consolidated financial statements.

NEXT PAGE

Community Financial Corporation and Subsidiary

Consolidated Statements of Stockholders' Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Stockholders' Equity

Balance, March 31, 2000	$ 25,115	$ 4,782,029	$ 19,401,019	$ 1,185,912	$ 25,394,075

Comprehensive income:
Net income	-	-	1,743,391	-	1,743,391
Change in unrealized gain on available for sale securities, net of tax	-	-	-	950,287	950,287
Total comprehensive income	-	-	-	-	2,693,678
Cash dividends, $.32 per share	-	-	(780,102)	-	(780,102)
Exercise of stock options	60	38,940	-	-	39,000
Repurchase of stock (168,774 shares)	(1,687)	(320,519)	(1,219,756)	-	(1,541,962)

Balance, March 31, 2001	23,488	4,500,450	19,144,552	2,136,199	25,804,689

Comprehensive income:
Net income	-	-	2,607,196	-	2,607,196
Change in unrealized gain on available for sale securities, net of tax	-	-	-	(13,607)	(13,607)
Total comprehensive income	-	-	-	-	2,593,589
Cash dividends, $.32 per share	-	-	(732,079)	-	(732,079)
Exercise of stock options	10	9,740	-	-	9,750
Repurchase of stock (96,685 shares)	(967)	(183,701)	(796,171)	-	(980,839)

Balance, March 31, 2002	22,531	4,326,489	20,223,498	2,122,592	26,695,110

Comprehensive income:
Net income	-	-	2,905,792	-	2,905,792
Change in unrealized gain on available for sale securities, net of tax				(210,441)	(210,441)
Total comprehensive income					2,695,351
Cash dividends, $.35 per share			(754,197)		(754,197)
Exercise of stock options	115	119,775			119,890
Repurchase of stock (200,300 shares)	(2,003)	(380,570)	(2,031,433)		(2,414,006)

Balance, March 31, 2003	$ 20,643	$ 4,065,694	$ 20,343,660	$ 1,912,151	$ 26,342,148

See accompanying summary of accounting policies and notes to consolidated financial statements.

Year Ended March 31,	2003	2002	2001

Operating activities
Net income	$2,905,792	$ 2,607,196	$ 1,743,391
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	450,836	372,708	320,635
Depreciation	737,630	683,259	742,575
Amortization of premium and accretion of discount on securities, net	42,302	(111,759)	(65,031)
(Decrease) in net deferred loan origination fees	(23,850)	(56,390)	(69)
Loans originated for sale	(72,357,946)	(77,568,899)	(59,763,000)
Proceeds from loan sales	73,097,154	77,167,790	58,675,000
Deferred income taxes	60,260	(218,567)	347,349
(Increase) decrease in other assets	(74,780)	376,696	(319,851)
Increase (decrease) in other liabilities	(1,534,480)	778,524	178,618

Net cash provided by operating activities	$3,302,918	$4,030,558	$1,859,617

NEXT PAGE

Community Financial Corporation and Subsidiary

Year Ended March 31,	2003	2002	2001

Investing activities
Proceeds from maturities of held to maturity securities	$9,520,000	$25,240,000	$2,162,552
Purchase of held to maturity securities	(13,817,361)	(11,996,864)	(5,297,230)
Purchase of available for sale securities	(2,462,500)	-	-
Net increase in loans	(27,399,577)	(10,587,213)	(24,840,781)
Purchase of property and equipment	(2,781,336)	(277,422)	(99,971)
Improvements to other real estate owned	-	(49,096)	-
Proceeds from sale of real estate owned	915,715	1,075,232	1,281,213
Redemption of FHLB stock	900,000	650,000	-
Purchase of FHLB stock	-	(100,000)	(1,200,000)

Net cash provided (absorbed) by investing activities	(35,125,059)	3,954,637	(27,994,217)

Financing activities
Net increase (decrease) in certificates of deposit	$ 4,461,065	$ (534,215)	$18,568,848
Net increase (decrease) in savings and checking deposits	38,215,672	30,762,199	(2,829,651)
Proceeds from issuance of common stock	119,890	9,750	39,000
Repurchase of stock	(2,414,006)	(980,839)	(1,541,962)
(Decrease) in securities sold under agreements to repurchase	(177,080)	(3,471,584)	(15,577,611)
Dividends paid	(754,197)	(732,079)	(780,102)
Proceeds from (repayments of) advances	(6,000,000)	(35,000,000)	26,000,000

Net cash provided (absorbed) by financing activities	33,451,344	(9,946,768)	23,878,522

Increase (decrease) in cash and cash equivalents	1,629,203	(1,961,573)	(2,256,078)
Cash and cash equivalents - beginning of year	3,206,926	5,168,499	7,424,577

Cash and cash equivalents - end of year	$ 4,836,129	$ 3,206,926	$ 5,168,499

Supplemental Disclosure of Cash Flow Information

Cash payments of interest expense	$7,903,965	$ 7,846,883	$12,127,146

Cash payments of income taxes	$1,547,515	$ 1,442,418	$ 456,114

Supplemental Schedule of Non-Cash Investing and Financing Activities

Net change in unrealized gain on securities available for sale	$ (339,421)	$ (21,947)	$ 1,532,721

Transfers from loans to real estate acquired through foreclosure	$ 768,205	$ 1,386,996	$ 909,521

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

Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets (liabilities).

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

Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific identification method.

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

NEXT PAGE

Community Financial Corporation and Subsidiary

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

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at the date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

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

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

NEXT PAGE

Community Financial Corporation and Subsidiary

Recent Accounting
Pronouncements

On March 13, 2002, the Financial Accounting Standard Board determined that commitments for the origination of mortgage loans that will be held for sale must be accounted for as derivatives instruments, effective for fiscal quarters beginning after April 10, 2002. The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered derivatives. Accordingly, these commitments including any fees received from the potential borrower are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The cumulative effect of adopting Statement No. 133 for rate lock commitments as of December 31, 2002, was not material. The Corporation originally adopted Statement No. 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.

In April 2002, the Financial Accounting Standards Board issued Statement 145, Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

In June 2002, the Financial Accounting Standards Board issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2002, the Corporation adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, Acquisitions of Certain Financial Institutions. The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, Business Combinations, and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, Accounting for the Impairment of Long-Lived Assets, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

The adoption of Statement No. 142, 145, 146 and 147 did not have a material impact on the Corporation's consolidated financial statements.

The Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123, in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Corporation continues to record stock options under APB Opinion No. 25, Accounting for Stock Issued to Employees, and has not adopted the alternative methods allowable under Statement No. 148.

In April 2003, the Financial Accounting Standards Board issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for the derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement is not expected to have a material impact on the Corporation's consolidated financial statements.

NEXT PAGE

Notes to Consolidated Financial Statements

1.    Stock-Based Employee Compensation Plan

At March 31, 2003, the Corporation had a stock-based employee compensation plan which is described more fully in Note 14. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 2003, 2002 and 2001; dividend rate of 2.78%, 2.79%, and 2.00%; risk-free interest rate of 4.25%, 5.51%, and 6.19%; expected lives of 10 years; and expected price volatility of 18.46%, 18.88% and 25.00%.

Year Ended March 31,	2003	2002	2001

Net income, as reported	$2,905,792	$2,607,196	$1,743,391
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	22,083	26,330	51,120

Pro forma net income	$2,883,709	$2,580,866	$1,692,271
Earnings per share:
Basic - as reported	$ 1.34	$ 1.14	$ 0.72
Basic - pro forma	1.33	1.13	0.69
Diluted - as reported	1.33	1.14	0.72
Diluted - pro forma	1.32	1.13	0.69

2.    Securities

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held to Maturity
United States government and agency obligations	$16,335,530	$383,430	$470	$16,718,490
Other	4,693,332	259,202	-	4,952,534

	21,028,862	642,632	470	21,671,024
Available for Sale
Federal Home Loan Mortgage Corporation securities	7,438,453	3,084,113	-	10,522,566

	$28,467,315	$3,726,745	$470	$32,193,590

Held to Maturity
United States government and agency obligations	$11,249,759	$ 41,802	$ 109,833	$11,181,728
Other	5,524,044	109,290	34,385	5,598,949

	16,773,803	151,092	144,218	16,780,677
Available for Sale
Federal Home Loan Mortgage Corporation securities	4,975,952	3,423,534	-	8,399,486

	$21,749,755	$3,574,626	$ 144,218	$25,180,163

NEXT PAGE

Community Financial Corporation and Subsidiary

2.    Securities (continued)

The amortized cost and estimated market value of securities at March 31, 2003, by contractual maturity, are as follows:

	Amortized Cost	Estimated Market Value

Held to Maturity
Due in one year or less	$ 1,360,145	$ 1,408,007
Due in one through five years	19,668,717	20,263,017

	21,028,862	21,671,024

Available for Sale
Federal Home Loan Mortgage Corporation Securities	7,438,453	10,522,566

	$28,467,315	$32,193,590

Securities having a market value of $2,333,896 and $1,517,417 at March 31, 2003 and 2002, respectively, were pledged by the Corporation for purposes required by law.

3.    Loans Receivable, Net

Loans receivable are summarized as follows

March 31,	2003	2002

Residential real estate	$139,990,684	$118,730,888
Commercial real estate	51,547,669	45,154,022
Construction and land	25,105,028	26,878,167
Commercial business	12,109,844	14,737,436
Consumer	26,929,473	23,881,655

	255,682,698	229,382,168

Less:
Loans in process	8,309,856	8,141,658
Deferred loan fees (costs), net	(205,653)	131,147
Allowance for loan losses	1,940,425	1,675,679

	10,044,628	9,948,484

	$245,638,070	$219,433,684

Loans serviced for others amounted to approximately $2,402,871 and $3,377,689 at March 31, 2003 and 2002, respectively. The loans are not included in the accompanying consolidated balance sheets.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,	2003	2002	2001

Balance at beginning of year	$1,675,679	$1,477,649	$1,218,168
Provision charged to expense	450,836	372,708	320,635
Losses charged to the allowance, net of recoveries	(186,090)	(174,678)	(61,154)

Balance at end of year	$1,940,425	$1,675,679	$1,477,649

There were no loans considered impaired as of March 31, 2003 or 2002. Nonaccrual loans excluded from impaired loan disclosure amounted to $1,165,198 and $142,234 at March 31, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $80,098 and $5,098 for the years ended March 31, 2003 and 2002, respectively.

NEXT PAGE

Notes to Consolidated Financial Statements

4.    Property and Equipment

Property and equipment are summarized as follows:

March 31,	2003	2002

Buildings	$5,705,634	$4,248,900
Land and improvements	2,172,933	2,020,133
Furniture and equipment	3,561,951	2,867,938
Construction in progress	486,669	8,546

	11,927,187	9,145,517
Less accumulated depreciation and amortization	4,462,298	3,724,334

Property and equipment, net	$7,464,889	$5,421,183

Depreciation expense for the years ended March 31, 2003, 2002 and 2001 amounted to $737,630, $683,259 and $742,575, respectively.

5.    Deposits

March 31,	2003	2002

Demand deposits
Noninterest bearing	$16,250,573	$ 12,206,035
Savings accounts	56,178,463	36,142,520
NOW accounts	22,233,253	18,762,080
Money market deposit accounts	24,080,110	13,416,092

Total demand deposits	118,742,399	80,526,727
Time deposits	128,469,794	124,008,729

	$247,212,193	$204,535,456

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was $25,956,464 and $22,616,987 at March 31, 2003 and 2002, respectively.

Time deposits mature as follows:

Years Ended March 31,

2004	$ 56,697,213
2005	32,946,709
2006	17,174,078
2007	12,193,409
2008	9,458,385

$128,469,794

At March 31, 2003 and 2002, overdraft demand deposits reclassified to loans totaled $22,205 and $20,486, respectively.

Interest expense on deposits is summarized as follows:

Years Ended March 31,	2003	2002	2001

Time deposits	$4,543,999	$6,265,873	$6,594,537
Money market deposit and NOW accounts	559,868	623,481	685,805
Savings	1,191,751	560,399	429,272

	$6,295,618	$7,449,753	$7,709,614

NEXT PAGE

Community Financial Corporation and Subsidiary

6.    Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

March 31,	2003		2002

(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$ 4,836	$ 4,836	$ 3,207	$ 3,207
Securities	31,551	32,194	25,173	25,180
Federal Home Loan Bank stock, restricted	1,700	1,700	2,600	2,600
Loans and loans held for sale, net	249,308	254,116	223,843	225,465
Accrued interest receivable	1,360	1,360	1,581	1,581
Financial liabilities
Deposits	$247,212	$253,740	$204,535	$204,159
Advances from Federal Home Loan Bank	22,000	22,000	28,000	28,000
Securities sold under agreements to repurchase	774	774	951	951
Accrued interest payable	90	90	1,248	1,248

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans held for sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

NEXT PAGE

Notes to Consolidated Financial Statements

6.    Fair Value of Financial Instruments (continued)

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

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At March 31, 2003 and 2002, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

7.    Advances from Federal Home Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in year ending March 31,
2004	$22,000,000

The weighted average interest rate on advances was 1.57% and 1.94% at March 31, 2003 and 2002, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement. Value of this collateral as of March 31, 2003 was $104,058,000.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,	2003	2002	2001

Maximum amount outstanding during the year	$30,000,000	$65,000,000	$63,000,000

Average amount outstanding during the year	$23,428,100	$44,122,346	$48,339,373

Average interest rate during the year	1.78%	3.48%	6.37%

8.    Securities Sold Under Agreements to Repurchase

The following is a summary of certain information regarding the Bank's repurchase agreements:

Year Ended March 31,	2003	2002	2001

Balance at end of year	$ 773,725	$ 950,805	$ 4,422,389

Weighted average interest rate during the year	2.09%	2.97%	6.58%

Average amount outstanding during the year	$ 1,564,676	$ 979,905	$16,695,213

Maximum amount outstanding at any month end during the year	$ 3,057,918	$2,091,152	$20,000,000

NEXT PAGE

Community Financial Corporation and Subsidiary

9.    Income Taxes

Deferred tax assets (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:

March 31,	2003	2002

Deferred tax assets
Allowance for losses	$ 639,552	$ 476,262
Other	18,927	1,937

	658,479	478,199

Deferred tax liabilities
Depreciable assets	(274,797)	(24,279)
FHLMC stock	(1,171,962)	(1,300,943)
FHLB stock	(18,847)	(28,825)

	(1,465,606)	(1,354,047)

Net deferred tax liability	$ (807,127)	$ (875,848)

The provision for income taxes charged to operations for the years ended March 31, 2003, 2002 and 2001, consists of the following:
Year Ended March 31,	2003	2002	2001

Current	$1,193,303	$1,341,215	$ 875,002
Deferred	60,260	(218,567)	(147,336)

	$1,253,563	$1,122,648	$ 727,666

Differences between the statutory and effective tax rates are summarized as follows:
Year Ended March 31,	2003	2002	2001

Tax at statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in taxes resulting from:
State income taxes, net of federal benefit	2.8	2.2	1.3
Non-taxable interest and dividend received deduction	(2.9)	(8.0)	(6.1)
Other	(3.8)	1.9	0.2

	30.1%	30.1%	29.4%

10.    Comprehensive Income

The components of other comprehensive income (loss) are summarized as follows:

Year Ended March 31,	2003	2002	2001

Unrealized gains (losses) on securities:
Unrealized holding gain arising during the period	$ (339,421)	$ (21,947)	$1,532,721
Income tax (expense) benefit related to items of other comprehensive income	128,980	8,340	(582,434)

Other comprehensive income (loss), net of tax	$ (210,441)	$ (13,607)	$ 950,287

NEXT PAGE

Notes to Consolidated Financial Statements

11.    Stockholders' Equity and Regulatory Capital Requirements

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

The following table represents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

March 31, 2003	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

(In Thousands)
Tangible Capital	$4,463	1.50%	$23,805	8.00%	$19,342
Core Capital	11,902	4.00	23,805	8.00	11,903
Risk-based Capital	17,718	8.00	27,059	12.22	9,341
March 31, 2002	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount

Tangible Capital	$3,947	1.50%	$23,870	9.07%	$19,923
Core Capital	10,525	4.00	23,870	9.07	13,345
Risk-based Capital	15,422	8.00	27,045	14.04	11,623

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

12.    Earnings Per Share

During the year ended March 31, 2000, the Board of Directors authorized a stock repurchase program under which up to 5%, or 128,607 shares, of the then outstanding shares of the Corporation's stock may be repurchased. During the year ended March 31, 2001, the Board of Directors authorized an additional 10% or 244,354 shares of the Corporation's stock which may be repurchased. An additional 184,353 shares were authorized for repurchase by the Board of Directors during the fiscal year ended March 31, 2003. During the years ended March 31, 2003, 2002, and 2001, 200,300, 96,685 and 168,774 shares, respectively, were repurchased for an aggregate amount of approximately $2,414,006, $980,839 and $1,541,962, respectively.

Earnings per share is calculated as follows:

Year Ended March 31,	2003	2002	2001

Basic earnings per share
Income available to common shareholders	$2,905,792	$2,607,196	$1,743,391

Weighted average shares outstanding	2,168,306	2,285,975	2,435,180

Basic earnings per share	$ 1.34	$ 1.14	$ .72

NEXT PAGE

Community Financial Corporation and Subsidiary

12.    Earnings Per Share (continued)

Year Ended March 31,	2003	2002	2001

Diluted earnings per share
Income available to common shareholders	$2,905,792	$2,607,196	$1,743,391

Weighted average shares outstanding	2,168,306	2,285,975	2,435,180
Dilutive effect of stock options	23,912	6,212	-

Total weighted average shares outstanding	2,192,218	2,292,187	2,435,180

Diluted earnings per share	$ 1.33	$ 1.14	$ .72

During the years ended March 31, 2003 and 2002, stock options representing 62,150 and 112,700 shares were not included in the calculation of earnings per share because they would have been antidilutive.

13.    Employee Benefit Plans

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

Years Ended March 31,	2003	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$1,078,895	$ 885,325	$ 700,531
Service cost	134,360	90,161	87,355
Interest cost	73,074	64,504	58,100
Actuarial loss	140,433	95,585	79,721
Benefits paid	(21,273)	(56,680)	(40,382)

Benefit obligation at end of year	$1,405,489	$1,078,895	$ 885,325

NEXT PAGE

Notes to Consolidated Financial Statements

13.    Employee Benefit Plans (continued)

Years Ended March 31,	2003	2002	2001

Change in plan assets:
Fair value of plan assets at beginning of year	$ 956,857	$ 836,978	$ 719,060
Actual return on plan assets	59,189	52,247	45,515
Employer contribution	161,941	124,312	112,785
Benefits paid	(21,273)	(56,680)	(40,382)

Fair value of plan assets at end of year	$1,156,714	$ 956,857	$ 836,978

Funded status	(248,775)	(122,038)	(48,347)
Unrecognized net actuarial loss	310,474	162,565	58,756
Unrecognized net asset at transition	(8,262)	(16,529)	(24,796)
Unrecognized prior service cost	-	3,104	6,204

Prepaid (accrued) pension cost	$ 53,437	$ 27,102	$ (8,183)

Years Ended March 31,	2003	2002	2001

The components of net periodic pension cost are as follows:
Service cost	$ 134,360	$ 90,161	$ 87,355
Interest cost	73,074	64,504	58,100
Expected return on plan assets	(70,933)	(60,471)	(52,290)
Amortization of net asset at transition	(8,267)	(8,267)	(8,267)
Amortization of prior service cost	3,104	3,100	3,100
Recognized net actuarial loss	4,268	-	-

	$ 135,606	$ 89,027	$ 87,998

The following assumed rates were used in determining the projected benefit obligations:

Year Ended March 31,	2003	2002	2001

Weighted average discount rate	6.25%	7.00%	7.75%

Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%

Increase in future compensation levels	5.00%	5.00%	5.00%

The measurement dates used to value the plan assets were December 31, 2003, 2002 and 2001.

NEXT PAGE

Community Financial Corporation and Subsidiary

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

Profit-sharing and retirement expenses were approximately $94,300, $78,900 and $67,500 for the years ended March 31, 2003, 2002 and 2001, respectively.

14.    Stock Option Plan

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ending March 31,	2003		2002		2001

	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price

Options outstanding at beginning of year	204,750	$11.56	190,950	$11.60	242,950	$11.65
Granted	7,000	14.52	15,000	10.88	30,000	9.63
Forfeited	(100)	12.00	(200)	12.00	(76,000)	10.86
Exercised	(11,500)	10.43	(1,000)	9.75	(6,000)	6.50

Options outstanding at end of year	200,150	$11.73	204,750	$11.56	190,950	$11.60

Weighted-average fair value of options granted during the year	$3.15		$2.84		$2.84

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

	Options Outstanding and Exercisable

Range of Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$ 8.25 - $ 9.90	52,000	7.09	$ 9.58
$10.00 - $15.63	148,150	5.20	12.48

	200,150	5.69	$11.73

NEXT PAGE

Notes to Consolidated Financial Statements

15.    Commitments and Contingencies

The Corporation is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At March 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount

March 31,	2003	2002

(In Thousands)
Commitments to grant loans	$ 17,936	$ 9,495
Unfunded commitments under lines of credit	17,701	13,364
Standby letters of credit	1,418	381

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Leases

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

Year Ending March 31,	Amount

2004	$ 159,047
2005	126,130
2006	128,609
2007	131,162
2008	133,792
Thereafter	916,077

$1,594,817

Total lease expense was approximately $271,000, $215,000 and $215,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

In the normal course of business, the Corporation has entered into employment agreements with certain officers of the Bank.

NEXT PAGE

Community Financial Corporation and Subsidiary

15.    Commitments and Contingencies (continued)

The Corporation maintains its cash accounts in several correspondent banks. As of March 31, 2003, deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) were approximately $2,397,000.

16.    Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal shareholders, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At March 31, 2003 and 2002, these loans totaled $1,132,385 and $996,397, respectively. During the year ended March 31, 2003, total principal payments were $176,140. There were principal additions of $312,128 during the year.

17.    Selected Quarterly Financial Data (Unaudited)

Condensed quarterly consolidated financial data is shown as follows: (Dollars in thousands except per share data)

Year ended March 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$4,436	$4,427	$4,462	$4,336
Total interest expense	1,810	1,743	1,654	1,539

Net interest income	2,626	2,684	2,808	2,797
Provision for loan losses	102	72	57	219

Net interest income after provision for loan losses	2,524	2,612	2,751	2,578
Other income	759	949	994	947
Other expenses	2,207	2,458	2,571	2,719

Income before income taxes	1,076	1,103	1,174	806
Income tax expense	331	335	360	226

Net income	$ 745	$ 768	$ 814	$ 580

Earnings per share
Basic	$ 0.33	$ 0.34	$ 0.39	$ 0.28
Diluted	0.33	0.34	0.38	0.28

NEXT PAGE

Notes to Consolidated Financial Statements

17.    Selected Quarterly Financial Data (Unaudited) (continued)

Condensed quarterly consolidated financial data is shown as follows: (Dollars in thousands except per share data)

Year ended March 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total interest income	$5,204	$4,939	$4,448	$4,350
Total interest expense	2,767	2,504	1,992	1,794

Net interest income	2,437	2,435	2,456	2,556
Provision for loan losses	58	116	75	124

Net interest income after provision for loan losses	2,379	2,319	2,381	2,432
Other income	809	834	861	878
Other expenses	2,129	2,222	2,223	2,590

Income before income taxes	1,059	931	1,019	720
Income tax expense	336	289	340	157

Net income	$ 723	$ 642	$ 679	$ 563

Earnings per share
Basic	$ 0.31	$ 0.28	$ 0.30	$ 0.25
Diluted	0.31	0.28	0.30	0.25

NEXT PAGE

Community Financial Corporation and Subsidiary

18.    Condensed Financial Information of the Corporation (Parent Company Only)

Condensed Balance Sheets
March 31,	2003	2002

Assets
Investment in the Bank, at equity	$25,717,213	$25,992,433
Cash	130,253	334,828
Prepaid expenses and other assets	494,682	367,849

Total assets	$26,342,148	$26,695,110

Liabilities and Stockholders' Equity
Liabilities	$ -	$ -

Stockholders' Equity
Common stock	20,643	22,531
Additional paid-in capital	4,065,694	4,326,489
Retained earnings	20,343,660	20,223,498
Accumulated other comprehensive income	1,912,151	2,122,592

Total stockholders' equity	26,342,148	26,695,110

Total liabilities and stockholders' equity	$26,342,148	$26,695,110

Condensed Statements of Income
Year Ended March 31,	2003	2002	2001

Income
Dividend from Bank	$3,000,000	$1,000,000	$3,500,000
Interest income	47,571	45,459	12,596

Total income	3,047,571	1,045,459	3,512,596

Noninterest expenses	75,585	68,714	88,715

Income before equity in undistributed net income of the Bank	2,971,986	976,745	3,423,881
Equity in earnings of Bank, net of distributions	(76,828)	1,621,624	(1,709,385)

Income before income taxes	2,895,158	2,598,369	1,714,496
Income tax (benefit)	(10,634)	(8,827)	(28,895)

Net income	$2,905,792	$2,607,196	$1,743,391

NEXT PAGE

Notes to Consolidated Financial Statements

18.    Condensed Financial Information of the Corporation (Parent Company Only) (continued)

Condensed Statements of Cash Flows
Year Ended March 31,	2003	2002	2001

Operating activities
Net income	$2,905,792	$2,607,196	$1,743,391
Adjustments
Equity in earnings of Bank, net of distributions	76,828	(1,621,624)	1,709,385
(Increase) in prepaid and other assets	(138,882)	(35,603)	(243,397)

Net cash provided by operating activities	2,843,738	949,969	3,209,379

Investing activities
Net cash provided by investing activities	-	-	-

Financing activities
Cash dividends paid on common stock	(754,197)	(732,079)	(780,102)
Repurchase of common stock	(2,414,006)	(980,839)	(1,541,962)
Proceeds from issuance of common stock	119,890	9,750	39,000

Net cash absorbed by financing activities	(3,048,313)	(1,703,168)	(2,283,064)

Increase (decrease) in cash	(204,575)	(753,199)	926,315
Cash, beginning of year	334,828	1,088,027	161,712

Cash, end of year	$ 130,253	$ 334,828	$1,088,027

NEXT PAGE

Stockholder Information

Form 10-KSB Report
A copy of the our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003 including financial statements, as filed with the SEC, will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

Independent Auditors Legal Counsel
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601

Market Makers
Scott & Stringfellow, Inc
Knight Securities L.P.
Anderson & Strudwick, Inc.

Transfer Agent
Community Bank
acts as Transfer Agent for
Community Financial Corporation

Legal Counsel
Nelson, McPherson, Summers
& Santos
12 North New Street
Staunton, Virginia 24401

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Williams, Mullen, Christian & Dobbins
Two James Center
1021 East Cary Street
Richmond, Virginia 23210

As of May 31, 2003, there were approximately 495 holders of record of Community Financial common stock. Community Financial common stock is traded on The Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

The following tables present the Corporation's high, low and closing sales prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods.

Fiscal 2003	High	Low	Close	Dividend Declared
March 2003	$15.72	$12.55	$15.50	$ .09
December 2002	13.00	12.06	12.50	.09
September 2002	12.88	11.54	12.21	.09
June 2002	13.25	11.00	11.87	.08
Fiscal 2002	High	Low	Close	Dividend Declared
March 2002	$11.50	$10.88	$11.13	$ .08
December 2001	11.05	10.05	10.60	.08
September 2001	10.90	9.90	10.60	.08
June 2001	10.25	9.63	9.90	.08

The Board of Directors of Community Financial makes dividend payment decisions with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 11 of the Notes to Consolidated Financial Statements contained in this Annual Report.

NEXT PAGE

Mortgage Corporation

Community First Mortgage Corporation enjoyed its third consecutive year of profitability for the fiscal year ended March 31, 2003. The retail division of the Company closed $72.3 million in permanent residential mortgage loans. Due to a slow first quarter, retail production was down slightly from the level experienced during Fiscal 2002; however, volume accelerated late in the year and net income exceeded that of the previous year.

In Fiscal 2003, the construction lending division's builder loan and construction permanent loan programs continued to attract more new customers, thereby expanding the Company's market share in these portfolios. At fiscal year end, the construction lending division had originated $12.8 million in new loans, with $9.1 million in outstanding commitments and $5.2 million disbursed.

Community First Mortgage
Corporation Employees

Tony Bottoms
President

Staff

Kerri Bliss Lorey Bowles Kimberly Brittain Lisa Collins Mary Jean Davis Steve Davis Debbie Giambanco	Chuck Goetz Tom Gill Becky Heldreth Barbara Henderson Lisa Kurtz Debra Knott Susan Miller	Rick Perkins Karen Poe Mickey Silberbauer Molly Stout Becky Tinsley Dawn Warren

Community First Mortgage Corporation:

Main Office 9201 Arboretum Parkway, Suite 210 Richmond, Virginia 23236 (804) 330-9800	Staunton Office 101 Community Way Staunton, Virginia 24401 (540) 213-3770

NEXT PAGE

Community Bank Offices

Valley Region

Richmond Road Branch 101 Community Way Staunton, Virginia 24401 (540) 213-3888	Waynesboro Branch 2934 West Main Street Waynesboro, Virginia 22980 (540) 943-5000
Executive and Administrative Office Retail Banking Corporate Headquarters, Staunton	38 North Central Avenue Staunton, Virginia 24401 (540) 886-0796 Fax: (540) 885-0643 E-Mail: cbnk@cbnk.com Web Address: www.cbnk.com

Raphine Branch 2134 Raphine Road Raphine, Virginia 24472 (540) 377-5300	Stuarts Draft Branch 2658 Stuarts Draft Highway Stuarts Draft, Virginia 24477 (540) 337-1514

COMMUNITY
BANK
24 HOUR
EXPRESS LINE
885-7938
943-5070

NEXT PAGE

Community Bank Offices

Valley Region

Verona Branch 21 Dick Huff Lane Verona, Virginia 24482 (540) 248-0700	Operations Center 123 West Frederick Street Staunton, Virginia 24401

Hampton Roads Region

Regional Headquarters, Hilltop, Virginia Beach 621 Nevan Road Virginia Beach, Virginia 23451 (757) 491-8810	Kemps River, Virginia Beach 5300 Kemps River Drive, Suite 100 Virginia Beach, Virginia 23464 (757) 424-5600

G r e a t e r   A u g u s t a   R e g i o n a l

Chamber of Commerce

"Business Of The Year"

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

   Community Bank's primary business is to meet the financial needs of individuals, businesses and community organizations. Community Bank offers real estate, business and personal loans with complementary deposit services such as checking, savings, certificates of deposit, money market and retirement accounts. Flexible, local and prompt decisions on loan and other financial service needs are a primary advantage of banking with Community Bank.

   Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton, Virginia 24401, a second Staunton office at 101 Community Way, Staunton, Virginia 24401,a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477, a Raphine office at 2134 Raphine Road, Raphine, Virginia 24472, a Verona office at 21 Dick Huff Lane, Verona, Virginia 24482 and two Virginia Beach offices at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road, Virginia Beach, Virginia 23451. The Bank's subsidiary, Community First Mortgage Corporation, conducts business at 9201 Arboretum Parkway, Suite 210, Richmond, Virginia 23236.

Community Bank Employees

Gretchen Abshire
Pam Addington
Kim Aldhizer
Michele T. Bartley
Cassie Beaty
Jennifer Brich
F. Marie Biser
Tysha Blackburn
Dianne Booth
Jennifer Boxler
Janet Braithwaite
Linda Brown
Tonya Brown
Danelle Bryant
Deborah Burnett
Garner Byram
Amanda Campbell
Dianne F. Campbell
Lona Cannon
Martha B. Chandler
Julie Chapell
Stacy Clemmer
Michelle Coffey
David Cropp
Ellen Cruce	Gary L. Davenport
Charlott C. Dean
Kay T. Dean
Grace Dick
Maria Dimapelis
Renee Fangman
Rebecca Fielding
Danny R. Fields
Ariel Fix
Thomas Fleisher
Jim Fordham
Kathleen Fornadel
Sara Fox
Wanda Garrison
R. Jerry Giles
Jessica Green
William Haessly
Jacelyn Hailstalk
Brenda Haley
Darlene A. Hall
Alisha Hammer
Pamela Harris
Norman Hart
Robert M. (Bobby)
Hoffman	Ann Hottel
Carolyn Howell
Amy Johnson
Denia Jove
Heather Kidd
Teresa Knapton
Julie Krumpter
Chris P. Kyriakides
Crystal LaMay
Mary Laughbaum
Cheri Lawhorne
Teresa W. Layne
Stephanie Leach
Rose Lilly
Tonna Lotts
Don Luttrell
Richard J. Mayer
Virginia M. McCormack
Pam McGovern
Emilie Mehrtens
Hugh McMenamin
Beth Miller
Heather Miller
Peggy Miller
Lyle A. Moffett	Lovetta L. Moore
Rosalie Moster
Jane P. Orem
Jessie Palmieri
Janice Pappas
Catherine Pauly
Wendi Pell
Robert Pennington
Debra Poole
Sally Pritchett
Jennifer Raybin
Janet R. Redifer
P. Douglas Richard
Teresa Ridgeway
Theresa Riggs
Pamela Ritchie
Connie R. Savage
Ramona W. Savidge
Brenda L. Sayre
Marie Schmitt
Rachel Sellers
Lee Ralston Shaner
Karen Sheehan
Stephanie Shiflett
Malinda Simmons	Norman C. (Butch)
     Smiley, III
Sean Smoker
Fran Stauffer
Randy Sumey
Teresa Tolley
Linda Turner
Glenn VanLear
Laura Voss
Jeff Wagner
Thomas R. Wagner
Benny N. Werner
Ann Wescott
Heather West
Stacy Whaley
Courtney Williams
Kathy H. Willis
Dee Wimer
Barbara M. Wood
Linda B. Wood
Joe P. Zakaib

NEXT PAGE

Our name really does say it all.

NEXT PAGE

Executive & Administrative Offices 38 North Central Avenue Stanton, Virginia 24401 540-886-0796 www.cbnk.com

END